2008 ANNUAL REPORT

Global Growth 80/20 Innovation

Ideas That Work

ILLINOIS TOOL WORKS INC.

ITW

Table of Contents

On the cover: Stamping foil provided by ITW Foilmark.

ABS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 1-4797

ILLINOIS TOOL WORKS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**36-1258310**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
3600 W. Lake Avenue, Glenview, Illinois	**60026-1215**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(847) 724-7500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ___ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X Accelerated filer ___

Non-accelerated filer ___ (Do not check if a smaller reporting company) Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2008 was approximately $20,000,000,000, based on the New York Stock Exchange closing sales price as of June 30, 2008.

Shares of Common Stock outstanding at January 31, 2009 — 499,164,971.

Documents Incorporated by Reference

2008 Annual Report to Stockholders	Parts I, II, IV
2009 Proxy Statement for Annual Meeting of Stockholders to be held on May 8, 2009	Part III

PART I

ITEM 1. ***Business***

General

Illinois Tool Works Inc. (the "Company" or "ITW") was founded in 1912 and incorporated in 1915. The Company is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 875 operations in 54 countries. These 875 businesses are internally reported as 60 operating segments to senior management. The Company's 60 operating segments have been aggregated into the following seven external reportable segments:

Industrial Packaging: Businesses in this segment produce steel, plastic and paper products used for bundling, shipping and protecting goods in transit.

In the Industrial Packaging segment, products include:

- steel and plastic strapping and related tools and equipment;
- plastic stretch film and related equipment;
- paper and plastic products that protect goods in transit; and
- metal jacketing and other insulation products.

Power Systems & Electronics: Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.

In the Power Systems & Electronics segment, products include:

- arc welding equipment;
- metal arc welding consumables and related accessories;
- metal solder materials for PC board fabrication;
- equipment and services for microelectronics assembly;
- electronic components and component packaging; and
- airport ground support equipment.

Transportation: Businesses in this segment produce components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

In the Transportation segment, products include:

- metal and plastic components, fasteners and assemblies for automobiles and light trucks;
- fluids and polymers for auto aftermarket maintenance and appearance;
- fillers and putties for auto body repair; and
- polyester coatings and patch and repair products for the marine industry.

Food Equipment: Businesses in this segment produce commercial food equipment and related service.

In the Food Equipment segment, products include:

- warewashing equipment;
- cooking equipment, including ovens, ranges and broilers;
- refrigeration equipment, including refrigerators, freezers and prep tables;
- food processing equipment, including slicers, mixers and scales; and
- kitchen exhaust, ventilation and pollution control systems.

Construction Products: Businesses in this segment produce tools, fasteners and other products for construction applications.

In the Construction Products segment, products include:

- fasteners and related fastening tools for wood applications;
- anchors, fasteners and related tools for concrete applications;
- metal plate truss components and related equipment and software; and

- packaged hardware, fasteners, anchors and other products for retail.

Polymers & Fluids: Businesses in this segment produce adhesives, sealants, lubrication and cutting fluid, and hygiene products.

In the Polymers & Fluids segment, products include:

- adhesives for industrial, construction and consumer purposes;
- chemical fluids that clean or add lubrication to machines;
- epoxy and resin-based coating products for industrial applications;
- hand wipes and cleaners for industrial applications; and
- pressure-sensitive adhesives and components for telecommunications, electronics, medical and transportation applications.

All Other: This segment includes all other operating segments.

In the All Other segment, products include:

- equipment and related software for testing and measuring of materials and structures;
- plastic reclosable packaging for consumer food storage;
- plastic reclosable bags for storage of clothes and home goods;
- plastic consumables that multi-pack cans and bottles and related equipment;
- plastic fasteners and components for appliances, furniture and industrial uses;
- metal fasteners and components for appliances and industrial applications;
- swabs, wipes and mats for clean room usage;
- foil, film and related equipment used to decorate consumer products;
- product coding and marking equipment and related consumables;
- paint spray and adhesive dispensing equipment; and
- static and contamination control equipment.

80/20 Business Process

A key element of the Company's business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company's operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company's 875 operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:

- Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.

- Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.

- Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.

- Designing business processes, systems and measurements around the 80/20 activities.

The result of the application of this 80/20 business process is that the Company has over time improved its long-term operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those businesses that have operating results below expectations to help those businesses better apply this 80/20 business process and improve their results.

Discontinued Operations

In August 2008, the Company's Board of Directors authorized the divestiture of the Decorative Surfaces segment and Click Commerce industrial software business which was previously reported in the All Other segment. The Company is actively marketing these businesses and expects to dispose of both businesses in 2009. These businesses have been classified as held for sale beginning in the third quarter of 2008.

Previously, in 2006, the Company divested a construction business. In 2007, the Company divested an automotive machinery business and a consumer packaging business. In the fourth quarter of 2007, the Company classified an automotive components business and a second consumer packaging business as held for sale. The consumer packaging business was sold in 2008. The Company is actively marketing the automotive components business and expects to dispose of it in the first half of 2009.

Current Year Developments

Refer to pages 34 through 49, Management's Discussion and Analysis, in the Company's 2008 Annual Report to Stockholders.

Financial Information about Segments and Markets

Segment and geographic data and operating results of the segments are included on pages 36 through 43 and 73 through 75 of the Company's 2008 Annual Report to Stockholders.

The principal end markets served by the Company's seven segments by percentage of revenue are as follows:

End Markets Served	Industrial Packaging	Power Systems & Electronics	Transportation	Food Equipment	Construction Products	Polymers & Fluids	All Other	Total Company
Commercial Construction	8%	8%	1%	—%	26%	9%	1%	7%
Residential Construction	4	1	—	—	43	3	1	6
Renovation Construction	—	—	—	—	28	2	—	4
General Industrial	22	43	4	—	1	27	25	18
Automotive OEM Tiers	1	4	65	—	—	5	6	12
Automotive Aftermarket	—	1	23	—	—	7	1	4
Food Institutional/ Restaurant	—	—	—	55	—	1	—	7
Food Service	—	—	—	28	—	2	1	4
Food Retail	1	—	—	13	—	—	1	2
Consumer Durables	2	—	2	—	—	3	18	5
Food & Beverage	12	—	—	—	—	3	17	6
Electronics	1	19	—	—	1	5	7	5
Primary Metals	28	2	—	—	—	2	1	5
Other	21	22	5	4	1	31	21	15
	100%	100%	100%	100%	100%	100%	100%	100%

The Company's businesses primarily distribute their products directly to industrial manufacturers and through independent distributors.

Backlog

Backlog generally is not considered a significant factor in the Company's businesses as relatively short delivery periods and rapid inventory turnover are characteristic of most of its products. Backlog by segment as of December 31, 2008 and 2007 is summarized as follows:

In Thousands	2008	2007
Industrial Packaging	$ 140,000	$ 150,000
Power Systems & Electronics	135,000	153,000
Transportation	251,000	218,000
Food Equipment	220,000	227,000
Construction Products	32,000	27,000
Polymers & Fluids	78,000	50,000
All Other	362,000	387,000
Discontinued Operations	28,000	39,000
Total	$1,246,000	$1,251,000

Backlog orders scheduled for shipment beyond calendar year 2009 were not material as of December 31, 2008.

The information set forth below is applicable to all industry segments of the Company unless otherwise noted:

Competition

The Company's global competitive environment is complex because of the wide diversity of products the Company manufactures and the many markets it serves. Depending on the product or market, the Company may compete with a limited number of companies or with many others. The Company is a leading producer of plastic and metal components and fasteners; industrial packaging machinery and related consumables; welding products and related consumables; automotive aftermarket maintenance and appearance products; food service equipment; polymers and fluid products; consumer packaging; materials testing equipment; and industrial finishing equipment.

Raw Materials

The Company uses raw materials of various types, primarily metals, plastics, paper and chemicals, that are available from numerous commercial sources. The availability of materials and energy has not resulted in any significant business interruptions or other major problems, and no such problems are anticipated.

Research and Development

The Company's growth has resulted from developing new and improved products, broadening the application of established products, continuing efforts to improve and develop new methods, processes and equipment, and from acquisitions. Many new products are designed to reduce customers' costs by eliminating steps in their manufacturing processes, reducing the number of parts in an assembly, or by improving the quality of customers' assembled products. Typically, the development of such products is accomplished by working closely with customers on specific applications. Identifiable research and development costs are set forth on page 57 of the Company's 2008 Annual Report to Stockholders.

The Company owns approximately 3,900 unexpired United States patents covering articles, methods and machines. Many counterparts of these patents have also been obtained in various foreign countries. In addition, the Company has approximately 1,700 applications for patents pending in the United States Patent Office, but there is no assurance that any patent will be issued. The Company maintains an active patent department for the administration of patents and processing of patent applications.

The Company believes that many of its patents are valuable and important. Nevertheless, the Company credits its leadership in the markets it serves to engineering capability; manufacturing techniques; skills and efficiency; marketing and sales promotion; and service and delivery of quality products to its customers. The expiration of any one of the Company's patents would not have a material effect on the Company's results of operations or financial position.

Trademarks

Many of the Company's products are sold under various owned or licensed trademarks, which are important to the Company. Among the most significant are: ITW, Acme, Alpine, Anaerobics, Angleboard, Apex, Ark-Les, Avery Berkel, Avery Weigh-Tronix, Bernard, Betaprint, Binks, Buehler, Buildex, Bycotest, Chemtronics, Covid, Cullen, Deltar, Densit, Devcon, DeVilbiss, Dymon, Dynatec, Electrocal, Euromere, Evercoat, E-Z Anchor, Fastex, Filtertek, Foilmark, Forte, Foster, Franklynn, Futura Coatings, Gamko, Gema, GSE, Hi-Cone, Hobart, Instron, Intellibuild, Keps, Kester, Krafft, Lachenmeier, Lebo, Loma, LPS, Magna, Magnaflux, Meyercord, Miller, Mima, Minigrip, Nexus, NorDen, Orbitalum, Orgapack, Pacific Polymers, Paktron, Paslode, Peerless, Permatex, Plexus, Polymark, Pro/Mark, Pryda, QMI, QSA, Quipp, Racor, Ramset, Ransburg, Red Head, Reyflex, Rippey, Rockwell, Rocol, Sentinel, Shakeproof, Shore, Signode, Simco, Sonotech, Space Bag, Spectrum, Speedline, Spiroid, SPIT, Spray Nine, Stero, Stokvis Tapes, Strapex, Tapcon, Teks, Tempil, Tenax, Texwipe, Traulsen, Tregaskiss, Truswal Systems, Trymer, Valeron, Versachem, Vitronics Soltec, Vulcan, Wachs, WERCS, Wynn's and Zip-Pak.

Environmental

The Company believes that its plants and equipment are in substantial compliance with all applicable environmental regulations. Additional measures to maintain compliance are not expected to materially affect the Company's capital expenditures, competitive position, financial position or results of operations.

Various legislative and administrative regulations concerning environmental issues have become effective or are under consideration in many parts of the world relating to manufacturing processes and the sale or use of certain products. To date, such developments have not had a substantial adverse impact on the Company's revenues or earnings. The Company has made considerable efforts to develop and sell environmentally compatible products.

Employees

The Company employed approximately 65,000 persons as of December 31, 2008 and considers its employee relations to be excellent.

International

The Company's international operations include subsidiaries and joint ventures in 53 foreign countries on six continents. These operations serve such end markets as general industrial, construction, automotive, food institutional/restaurant and service, food and beverage, primary metals, electronics, consumer durables, and others on a worldwide basis. The Company's international operations contributed approximately 59% of revenues in 2008, 56% of revenues in 2007 and 51% of revenues in 2006.

Refer to pages 34 through 49 and page 75 in the Company's 2008 Annual Report to Stockholders for additional information on international activities. International operations are subject to certain risks inherent in conducting business in foreign countries, including price controls, exchange controls, limitations on participation in local enterprises, nationalization, expropriation and other governmental action, and changes in currency exchange rates. Additional risks of our international operations are described under "Item 1A. Risk Factors" below.

Forward-Looking Statements

This annual report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that may be identified by the use of words such as "believe," "expect," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "guidance," and other similar words, including, without limitation, statements regarding the timing of disposal of businesses held for sale, availability of raw materials and energy, the expiration of any one of the Company's patents, the cost of compliance with environmental regulations, the adequacy of internally generated funds, the meeting of dividend payout objectives, the ability to fund debt service obligations, payments under guarantees, the Company's portion of future benefit payments related to pension and postretirement benefits, the availability of additional financing, the outcome of outstanding legal proceedings, the impact of adopting new accounting pronouncements and the estimated amount of unrecognized tax benefits. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a further downturn in the construction, general industrial, automotive or food institutional/restaurant and service markets, (2) changes or deterioration in international and domestic business and economic conditions, particularly in North America, Europe, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) decreases in credit availibility, (5) an interruption in, or reduction in, introducing new products into the Company's product lines, (6) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (7) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. A more detailed description of these risks is set forth in "Item 1A. Risk Factors."

ITW practices fair disclosure for all interested parties. Investors should be aware that while ITW regularly communicates with securities analysts and other investment professionals, it is against ITW's policy to disclose to them any material non-public information or other confidential commercial information. Shareholders should not assume that ITW agrees with any statement or report issued by any analyst irrespective of the content of the statement or report.

Executive Officers

Executive Officers of the Company as of February 27, 2009 were as follows:

Name	Office	Age
Sharon M. Brady	Senior Vice President, Human Resources	58
Robert E. Brunner	Executive Vice President	51
Russell M. Flaum	Executive Vice President	58
Philip M. Gresh, Jr.	Executive Vice President	60
Thomas J. Hansen	Vice Chairman	60
Craig A. Hindman	Executive Vice President	54
Ronald D. Kropp	Senior Vice President & Chief Financial Officer	43
Roland M. Martel	Executive Vice President	54
Steven L. Martindale	Executive Vice President	52
David C. Parry	Executive Vice President	55
E. Scott Santi	Vice Chairman	47
David B. Speer	Chairman & Chief Executive Officer	57
Allan C. Sutherland	Senior Vice President, Taxes & Investments	45
Juan Valls	Executive Vice President	47
Jane L. Warner	Executive Vice President	62
James H. Wooten, Jr.	Senior Vice President, General Counsel & Corporate Secretary	60

The executive officers of the Company serve at the pleasure of the Board of Directors. Except for Mses. Brady and Warner and Messrs. Brunner, Hindman, Kropp, Martel, Martindale, Parry, Santi, Valls and Wooten, each of the foregoing officers has been employed by the Company in various elected executive capacities for more than five years. Ms. Brady was elected Senior Vice President of Human Resources in 2006. Prior to joining the Company in 2006, she was Vice President and Chief Human Resource Officer of Snap-On Inc. Ms. Warner was elected Executive Vice President in 2007. Prior to joining the Company in 2005 as President of worldwide finishing, she was President of Plexus Systems and a Vice President of EDS. Mr. Brunner was elected Executive Vice President in 2006. He joined the Company in 1980 and has held various management positions with the automotive fasteners businesses. Mr. Hindman was elected Executive Vice President in 2004. He joined the Company in 1976 and has held various sales, marketing and general management positions with the construction products businesses. Mr. Kropp was elected Senior Vice President & Chief Financial Officer in 2006. He joined the Company in 1993. He has held various financial management positions and was appointed as Vice President and Controller, Financial Reporting in 2002 and was designated Principal Accounting Officer in 2005. Mr. Martel was elected Executive Vice President in 2006. He joined the Company in 1994 and has held various management positions in the automotive and metal components businesses. Mr. Martindale was elected Executive Vice President in 2008. Prior to joining the Company in 2005 as President of the test and measurement businesses, he was Chief Financial Officer and Chief Operating Officer of Instron. Mr. Parry was elected Executive Vice President in 2006. He joined the Company in 1994 and has held various management positions in the performance polymers businesses. Mr. Santi was elected Vice Chairman in 2008 and previously was elected Executive Vice President in 2004. He joined the Company in 1983 and has held various sales, marketing and general management positions with the construction products, machined components and welding businesses. Mr. Valls was elected Executive Vice President in 2007. Prior to his new appointment, he was Vice President and General Manager of ITW Delfast International. He joined the Company in 1989 and has held various management positions in the European automotive businesses. Mr. Wooten was elected Senior Vice President, General Counsel & Corporate Secretary in 2006. He joined the Company in 1988 and has held positions of increasing responsibility in the legal department.

Available Information

The Company electronically files reports with the Securities and Exchange Commission (SEC). The public may read and copy any materials the Company has filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are also available free of charge through the Company's website (www.itw.com), as soon as reasonably practicable after electronically filing with or otherwise furnishing such information to the SEC, and are available in print to any shareholder who requests it. Also posted on the Company's website are the following:

- Statement of Principles of Conduct;
- Code of Ethics for CEO and key financial and accounting personnel;
- Charters of the Audit, Corporate Governance and Nominating and Compensation Committees of the Board of Directors; and
- Corporate Governance Guidelines.

ITEM 1A. *Risk Factors*

The Company's business, financial condition, results of operations and cash flows are subject to various risks, including, but not limited to those set forth below, which could cause actual results to vary materially from recent results or from anticipated future results. These risk factors should be considered together with information included elsewhere in this Annual Report on Form 10-K. In addition, the Company is subject to substantially the same risk factors as other U.S.-based global industrial manufacturers, although the Company believes that its decentralized structure and the broad array of end markets that its businesses serve help to mitigate the possibility that any single risk factor will materially adversely affect the Company's consolidated financial position.

A downturn or further downturn in certain of the major markets served by the Company could materially adversely affect results.

Certain of the Company's businesses directly or indirectly serve the construction, general industrial, automotive or food institutional/restaurant and service markets. The current global economic crisis has caused downturns in many industrial markets and severe downturns in several markets, including the construction and automotive markets. There can be no assurance as to when economic conditions will improve. A further or unexpectedly sustained downturn in one or more of these markets could have a material adverse effect on the Company's business, results of operations or financial condition.

The global nature of our operations subjects the Company to political and economic risks that could adversly affect our business, results of operations or financial condition.

The Company currently has approximately 875 business units in 54 countries. In 2008, approximately 59% of the Company's revenues were generated outside of the United States. As the Company continues to expand its global footprint these sales may represent an ever increasing portion of the Company's revenues. The risks inherent in our global operations include:

- fluctuation in currency exchange rates;
- limitations on ownership and on repatriation of earnings;
- transportation delays and interruptions;
- political, social and economic instability and disruptions;
- government embargoes or foreign trade restrictions;
- the imposition of duties and tariffs and other trade barriers;
- import and export controls;
- labor unrest and current and changing regulatory environments;
- the potential for nationalization of enterprises;
- difficulties in staffing and managing multi-national operations;
- limitations on its ability to enforce legal rights and remedies; and
- potentially adverse tax consequences.

If the Company is unable to successfully manage these and other risks associated with managing and expanding its international businesses, the risks could have a material adverse effect on the Company's business, results of operations or financial condition.

A significant currency fluctuation between the U.S. Dollar and other currencies could adversely impact our operating income.

Although the Company's financial results are reported in U.S. Dollars, a significant portion of our sales and operating costs are realized in other foreign currencies, with the largest concentration of foreign sales occurring in Europe. The Company's profitability is affected by movements of the U.S. Dollar against the Euro and other foreign currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular an increase in the value of the U.S. Dollar against foreign currencies, could have an adverse effect on our profitability and financial condition.

Further diminished credit availability could adversely impact our ability to readily obtain financing.

Recent economic conditions have not materially impaired our ability to access credit or obtain appropriate financing. There can be no assurance, however, that there will not be a further deterioration in world financial markets and decreases in credit availability. Such further deterioration could make it more difficult for us to obtain financing when desired or cause the cost of financing to increase.

Raw material price increases and supply shortages could adversly affect results.

The supply of raw materials to the Company and to its component parts suppliers could be interrupted for a variety of reasons, including availability and pricing. Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect the Company's results of operations and profit margins. While the Company generally attempts to pass along increased raw material and component parts prices to its customers in the form of price increases, there may be a time delay between the increased prices to the Company and the Company's ability to increase the prices of its products, or it may be unable to increase the prices of its products due to pricing pressure or other factors. Consequently, its results of operations and financial condition may be materially adversely affected.

If the Company is unable to successfully introduce new products or adequately protect its intellectual property, its future growth may be impaired.

The Company's ability to develop new products based on innovation can affect its competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and services or failure to gain market acceptance of new products and technologies may significantly reduce future revenues and materially adversely affect the Company's competitive position.

Protecting the Company's intellectual property is critical to its innovation efforts. The Company owns a number of patents, trademarks and licenses related to its products and has exclusive and non-exclusive rights under patents owned by others. The Company's intellectual property may be challenged or infringed upon by third parties or the Company may be unable to maintain, renew or enter into new license agreements with third party owners of intellectual property on reasonable terms. Unauthorized use of the Company's intellectual property rights or inability to preserve existing intellectual property rights could materially adversely impact the Company's competitive position and results of operations.

An unfavorable environment for making acquisitions may adversely affect the Company's future growth.

The Company has historically followed a strategy of identifying and acquiring businesses with complementary products and services as well as larger acquisitions that represent potential new platforms. However, there can be no assurance that the Company will be able to continue to find suitable businesses to purchase or that it will be able to acquire such businesses on acceptable terms. If the Company is unsuccessful in its efforts, its ability to continue to grow could be adversely affected.

Unfavorable tax law changes and tax authority rulings may adversely affect results.

The Company is subject to income taxes in the United States and in various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. The Company's effective tax rate could be adversely affected by changes in the mix of earnings among countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets or tax laws. The amount of income taxes and other taxes are subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts recorded, future financial results may include unfavorable tax adjustments.

Potential adverse outcome in legal proceedings may adversely affect results.

The Company's businesses expose it to potential toxic tort and other types of product liability claims that are inherent in the design, manufacture and sale of its products and the products of third-party vendors that it uses or resells. The Company currently maintains what it believes to be suitable and adequate insurance programs consisting of self insurance up to certain limits and excess insurance coverage for claims over established limits. There can be no assurance, however, that the Company will be able to obtain insurance on acceptable terms or that its insurance programs will provide adequate protection against actual losses. In addition, the Company is subject to the risk that one or more of its insurers may become insolvent and become unable to pay claims that may be made in the future. Even if it maintains adequate insurance programs, successful claims could have a material adverse effect on the Company's financial condition, liquidity and results of operations and on the ability to obtain suitable or adequate insurance in the future.

ITEM 1B. ***Unresolved Staff Comments***

Not applicable.

ITEM 2. ***Properties***

As of December 31, 2008, the Company operated the following plants and office facilities, excluding regional sales offices and warehouse facilities:

	Number Of Properties	Floor Space		
		Owned	Leased	Total
		(In millions of square feet)		
Industrial Packaging	113	7.7	3.0	10.7
Power Systems & Electronics	81	5.2	2.0	7.2
Transportation	107	4.8	2.9	7.7
Food Equipment	44	3.5	0.8	4.3
Construction Products	92	2.9	1.6	4.5
Polymers & Fluids	89	1.7	1.5	3.2
All Other	185	6.6	3.1	9.7
Corporate	39	2.7	0.3	3.0
Discontinued Operations	24	4.1	0.3	4.4
Total	**774**	**39.2**	**15.5**	**54.7**

The principal plants outside of the U.S. are in Australia, Belgium, Brazil, Canada, China, Czech Republic, Denmark, France, Germany, Ireland, Italy, Netherlands, Spain, Switzerland and the United Kingdom.

The Company's properties are primarily of steel, brick or concrete construction and are maintained in good operating condition. Productive capacity, in general, currently exceeds operating levels. Capacity levels are somewhat flexible based on the number of shifts operated and on the number of overtime hours worked. The Company adds productive capacity from time to time as required by increased demand. Additions to capacity can be made within a reasonable period of time due to the nature of the businesses.

ITEM 3. ***Legal Proceedings***

Not applicable.

ITEM 4. ***Submission of Matters to a Vote of Security Holders***

Not applicable.

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market information, holders of record, dividend data and the performance graph is incorporated by reference to pages 76 and 77 of the Company's 2008 Annual Report to Stockholders.

On August 20, 2007, the Company's Board of Directors authorized a stock repurchase program, which provides for the buyback of up to $3.0 billion of the Company's common stock over an open-ended period of time.

Share repurchase activity under this program for the fourth quarter was as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as part of Publicly Announced Program	Maximum Value that may yet be Purchased Under Program
October 2008	547,100	$43.89	547,100	$1,596,000,000
December 2008	11,879,251	31.57	11,879,251	1,221,000,000
Total	12,426,351	37.73	12,426,351	

ITEM 6. *Selected Financial Data*

In thousands (except per share amounts)	2008	2007	2006	2005	2004
Operating revenues	$15,869,354	$14,871,076	$12,784,342	$11,600,603	$10,402,027
Income from continuing operations	1,583,266	1,711,936	1,567,056	1,369,283	1,245,179
Income from continuing operations per common share:					
Basic	3.05	3.10	2.77	2.40	2.06
Diluted	3.04	3.08	2.75	2.38	2.04
Total assets at year-end	15,213,083	15,525,862	13,880,439	11,445,643	11,351,934
Long-term debt at year-end	1,243,693	1,888,839	955,610	958,321	921,098
Cash dividends declared per common share	1.18	.98	.75	.61	.52

Certain reclassifications of prior years' data have been made to conform with current year reporting, including discontinued operations.

On January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Staff Position No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction ("FSP 13-2"). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. Refer to page 62 of the Company's 2008 Annual Report to Stockholders for discussion of the change in accounting principle.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. This statement requires employers to recognize the overfunded or underfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and previously unrecognized changes in that funded status through accumulated other comprehensive income. On January 1, 2008, the Company adopted the measurement date provisions of SFAS 158 which required the Company to change its measurement date to correspond with the Company's fiscal year-end. The Company previously used a September 30 measurement date. Refer to pages 65 through 68 of the Company's 2008 Annual Report to Stockholders for discussion of the effect of the change in accounting principle.

Effective January 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123R"), which requires the Company to measure the cost of employee services received in exchange for equity awards based on the grant date fair value. Upon adoption of SFAS 123R, the Company records compensation expense for the fair value of stock awards over the remaining service periods of those awards.

Information on the comparability of results is included in pages 34 through 49 of the Company's 2008 Annual Report to Stockholders.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This information is incorporated by reference from pages 34 through 49 of the Company's 2008 Annual Report to Stockholders.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

This information is incorporated by reference from pages 47 and 48 of the Company's 2008 Annual Report to Stockholders.

ITEM 8. *Financial Statements and Supplementary Data*

The Company's financial statements and report thereon of Deloitte & Touche LLP dated February 27, 2009, as found on pages 51 through 75 and the supplementary data as found on page 76 and 77 of the Company's 2008 Annual Report to Stockholders, are incorporated by reference. The unaudited quarterly financial data included as supplementary data reflect all adjustments that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

ITEM 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

ITEM 9A. *Controls and Procedures*

Controls and Procedures

The Company's management, with the participation of the Company's Chairman & Chief Executive Officer and Senior Vice President & Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2008. Based on such evaluation, the Company's Chairman & Chief Executive Officer and Senior Vice President & Chief Financial Officer have concluded that, as of December 31, 2008, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

The Management Report on Internal Control Over Financial Reporting, as found on page 50 of the Company's 2008 Annual Report to Stockholders, is incorporated by reference.

The Report of Independent Registered Public Accounting Firm, as found on page 51 of the Company's 2008 Annual Report to Stockholders, is incorporated by reference.

In connection with the evaluation by management, including the Company's Chairman & Chief Executive Officer and Senior Vice President & Chief Financial Officer, no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the quarter ended December 31, 2008 were identified that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9A(T). *Controls and Procedures*

Not applicable.

ITEM 9B. *Other Information*

Not applicable.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

Information regarding the Directors of the Company is incorporated by reference from the information under the caption "Election of Directors" in the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders.

Information regarding the Audit Committee and its Financial Experts is incorporated by reference from the information under the captions "Board of Directors and Its Committees" and "Audit Committee Report" in the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders.

Information regarding the Executive Officers of the Company can be found in Part I of this Annual Report on Form 10-K on pages 7 and 8.

Information regarding compliance with Section 16(a) of the Exchange Act is incorporated by reference from the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders.

Information regarding the Company's code of ethics that applies to the Company's Chairman & Chief Executive Officer, Senior Vice President & Chief Financial Officer, and key financial and accounting personnel is incorporated by reference from the information under the caption "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 11. *Executive Compensation*

This information is incorporated by reference from the information under the captions "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis" and "Compensation Committee Report" in the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

This information is incorporated by reference from the information under the captions "Ownership of ITW Stock" and "Equity Compensation Plan Information" in the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

Information regarding certain relationships and related transactions is incorporated by reference from the information under the captions "Ownership of ITW Stock," "Certain Relationships and Related Transactions" and "Corporate Governance Policies and Practices" in the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders.

Information regarding director independence is incorporated by reference from the information under the captions "Corporate Governance Policies and Practices" and "Categorical Standards for Director Independence" in the Company's Proxy Statement for the 2009 Annual Meetings of Stockholders.

ITEM 14. *Principal Accounting Fees and Services*

This information is incorporated by reference from the information under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for the 2009 Annual Meeting of Stockholders.

PART IV

ITEM 15. *Exhibits and Financial Statement Schedules*

(a) (1) Financial Statements

The following information is filed as part of the Company's 2008 Annual Report to Stockholders:

(2) Financial Statement Schedules

Not applicable.

(3) Exhibits

(i) See the Exhibit Index on pages 17 and 18 of this Form 10-K.

(ii) Pursuant to Regulation S-K, Item 601 (b) (4) (iii), the Company has not filed with Exhibit 4 any debt instruments for which the total amount of securities authorized thereunder is less than 10% of the total assets of the Company and its subsidiaries on a consolidated basis as of December 31, 2008, with the exception of the agreements related to the 5¾% Notes which is filed with Exhibit 4. The Company agrees to furnish a copy of the agreement related to the debt instruments which have not been filed with Exhibit 4 to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 27th day of February 2009.

ILLINOIS TOOL WORKS INC.

By: /s/ DAVID B. SPEER

David B. Speer
Chairman & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on this 27th day of February 2009.

Signatures	Title
/s/ DAVID B. SPEER David B. Speer	Chairman & Chief Executive Officer (Principal Executive Officer)
/s/ RONALD D. KROPP Ronald D. Kropp	Senior Vice President & Chief Financial Officer (Principal Accounting and Financial Officer)
WILLIAM F. ALDINGER	Director
MARVIN D. BRAILSFORD	Director
SUSAN CROWN	Director
DON H. DAVIS, JR.	Director
ROBERT C. MCCORMACK	Director
ROBERT S. MORRISON	Director
JAMES A. SKINNER	Director
HAROLD B. SMITH	Director
PAMELA B. STROBEL	Director

By /s/ DAVID B. SPEER
(David B. Speer,
as Attorney-in-Fact)

Original powers of attorney authorizing David B. Speer to sign the Company's Annual Report on Form 10-K and amendments thereto on behalf of the above-named directors of the registrant have been filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K (Exhibit 24).

EXHIBIT INDEX

ANNUAL REPORT on FORM 10-K
2008

Exhibit Number	Description
3(a)	Restated Certificate of Incorporation of Illinois Tool Works Inc., filed as Exhibit 3(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
3(b)	By-laws of Illinois Tools Works Inc., as amended, filed as Exhibit 3(b)ii to the Company's Current Report on Form 8-K dated December 11, 2008 and incorporated herein by reference.
4	Form of 5¾% Notes due March 1, 2009, filed as Exhibit 4 to the Company's Current Report on Form 8-K dated February 24, 1999 and incorporated herein by reference.
10(a)*	Illinois Tool Works Inc. 1996 Stock Incentive Plan dated February 16, 1996, as amended on December 12, 1997, October 29, 1999, January 3, 2003, March 18, 2003, January 2, 2004, December 10, 2004 and December 7, 2005, filed as Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (Commission File No. 1-4797) and incorporated herein by reference.
10(b)*	Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 10, 2006, as amended on May 5, 2006, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
10(c)*	Amendment to Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 8, 2008, filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(d)*	Second Amendment to Illinois Tool Works Inc. 2006 Stock Incentive Plan dated February 13, 2009.
10(e)*	Form of stock option terms filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 10, 2004 and incorporated herein by reference.
10(f)*	Form of stock option terms filed as Exhibit 10(m) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
10(g)*	Form of stock option terms filed as Exhibit 10(o) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(h)*	Form of stock option terms filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated January 30, 2009 and incorporated herein by reference.
10(i)*	Form of restricted stock unit terms filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated January 30, 2009 and incorporated herein by reference.
10(j)*	Form of qualifying restricted stock unit terms filed as Exhibit 99.3 to the Company's Current Report on Form 8-K dated January 30, 2009 and incorporated herein by reference.
10(k)*	Illinois Tool Works Inc. Executive Incentive Plan adopted February 16, 1996, filed as Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-4797) and incorporated herein by reference.
10(l)*	Illinois Tool Works Inc. 1982 Executive Contributory Retirement Income Plan adopted December 13, 1982, filed as Exhibit 10(c) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 1-4797) and incorporated herein by reference.

Exhibit Number	Description
10(m)*	Illinois Tool Works Inc. 1985 Executive Contributory Retirement Income Plan adopted December 1985, filed as Exhibit 10(d) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990 (Commission File No. 1-4797) and incorporated herein by reference.
10(n)*	Amendment to the Illinois Tool Works Inc. 1985 Executive Contributory Retirement Income Plan dated May 1, 1996, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 (Commission File No. 1-4797) and incorporated herein by reference.
10(o)*	Illinois Tool Works Inc. Executive Contributory Retirement Income Plan (amendment and restatement of Executive Contributory Retirement Income Plan established April 1, 1993) effective January 1, 2008, as approved by the Board of Directors on December 22, 2008.
10(p)*	Illinois Tool Works Inc. Nonqualified Pension Plan, amended and restated effective January 1, 2008, as approved by the Board of Directors on December 22, 2008.
10(q)*	Illinois Tool Works Inc. Directors' Deferred Fee Plan effective May 5, 2006, as amended and approved by the Board of Directors on February 9, 2007, filed as Exhibit 10(h) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (Commission File No. 1-4797) and incorporated herein by reference.
10(r)*	Amendment to the Illinois Tool Works Inc. Directors' Deferred Fee Plan, effective February 8, 2008, filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (Commission File No. 1-4797) and incorporated herein by reference.
10(s)*	Illinois Tool Works Inc. Phantom Stock Plan for Non-Officer Directors, as approved by the Board of Directors on December 5, 2008.
10(t)	Underwriting Agreement dated February 19, 1999, related to the 5¾% Notes due March 1, 2009, filed as Exhibit 1 to the Company's Current Report on Form 8-K dated February 24, 1999 and incorporated herein by reference.
13	The Company's 2008 Annual Report to Stockholders pages 34 to 77.
21	Subsidiaries and Affiliates of the Company.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31	Rule 13a-14(a) Certifications.
32	Section 1350 Certification.
99(a)	Description of the capital stock of Illinois Tool Works Inc., filed as Exhibit 99 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (Commission File No. 1-4797) and incorporated herein by reference.

---

* Management contract or compensatory plan or arrangement.

Copies of such exhibits will be furnished to stockholders of the Company upon written request addressed to the Secretary of the Company at the address given on the cover of this Form 10-K. The charge for copies of the exhibits is twenty-five cents per page.

This statement has been printed on recycled paper.

Financial Highlights

DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2008	2007	2006
YEAR ENDED DECEMBER 31			
OPERATING RESULTS			
Operating revenues	$ 15,869,354	$ 14,871,076	$ 12,784,342
Operating income	2,338,236	2,448,888	2,208,035
Operating income margin	14.7%	16.5%	17.3%
Income from continuing operations	$ 1,583,266	$ 1,711,936	$ 1,567,056
Return on operating revenues	10.0%	11.5%	12.3%
Operating revenues by segment:			
Industrial Packaging	$ 2,591,091	$ 2,400,832	$ 2,164,822
Power Systems & Electronics	2,356,853	2,245,514	1,847,926
Transportation	2,347,744	2,215,497	1,961,502
Food Equipment	2,133,186	1,930,281	1,520,990
Construction Products	1,990,683	2,064,477	1,897,690
Polymers & Fluids	1,255,914	943,767	706,474
All Other	3,248,127	3,117,364	2,744,253
PER SHARE OF COMMON STOCK			
Income from continuing operations:			
Basic	$ 3.05	$ 3.10	$ 2.77
Diluted	3.04	3.08	2.75
Cash dividends paid	$ 1.15	$ 0.91	$ 0.71
RETURNS			
Return on average invested capital	15.0%	16.9%	17.1%
Return on average stockholders' equity	18.6	18.6	18.9
LIQUIDITY AND CAPITAL RESOURCES			
Free operating cash flow	$ 1,867,412	$ 2,130,942	$ 1,765,022
Total debt to capitalization	32.4%	19.7%	13.6%

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting, including discontinued operations.

ITW at a Glance

Illinois Tool Works Inc. (NYSE: ITW) is a diversified manufacturing company with nearly 100 years of history delivering specialized expertise, innovative thinking and value-added products to meet critical customer needs in a variety of industries. ITW has 875 decentralized business units in 54 countries that employ approximately 65,000 women and men. These talented individuals, many of whom have specialized engineering or scientific expertise, contribute to our global leadership in patents. Our current number of patents and patent applications exceeds 21,000.


angleBOARD

Industrial Packaging

Steel, plastic and paper products used for bundling, shipping and protecting goods in transit

PERCENT OF TOTAL COMPANY REVENUES

16%

PRIMARY PRODUCTS

Steel and plastic strapping and related tools and equipment

Plastic stretch film and related equipment

Paper and plastic products that protect goods in transit

Metal jacketing and other insulation products

MAJOR END MARKETS

Primary Metals: 28%

General Industrial: 22%

Construction: 12%

Food & Beverage: 12%

PRIMARY BRANDS

Acme	Orgapack
Angleboard	Pabco
Fleetwood	Signode
Mima	Strapex


Miller

Power Systems & Electronics

Equipment and consumables associated with specialty power conversion, metallurgy and electronics

PERCENT OF TOTAL COMPANY REVENUES

15%

PRIMARY PRODUCTS

Arc welding equipment

Metal arc welding consumables and related accessories

Metal solder materials for PC board fabrication

Equipment and services for microelectronics assembly

Electronic components and component packaging

Airport ground support equipment

MAJOR END MARKETS

General Industrial: 43%

Electronics: 19%

Construction: 9%

PRIMARY BRANDS

AXA Power	Speedline
Bernard	Tien Tai
Elga	Tregaskiss
Hobart	Trimark
Kester	Vitronics Soltec
Miller	Weldcraft



Transportation

Transportation-related components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service

PERCENT OF TOTAL COMPANY REVENUES

15%

PRIMARY PRODUCTS

Metal and plastic components, fasteners and assemblies for automobiles and light trucks

Fluids and polymers for auto aftermarket maintenance and appearance

Fillers and putties for auto body repair

Polyester coatings and patch and repair products for the marine industry

MAJOR END MARKETS

Automotive OEM/Tiers: 65%

Automotive Aftermarket: 23%

PRIMARY BRANDS

DaeLim	Filtertek
Deltar	Permatex
Drawform	Shakeproof
Fibre Glass-Evercoat	Wynn's



Food Equipment

Commercial food equipment and related service

PERCENT OF TOTAL COMPANY REVENUES

13%

PRIMARY PRODUCTS

- Warewashing equipment
- Cooking equipment, including ovens, ranges and broilers
- Refrigeration equipment, including refrigerators, freezers and prep tables
- Food processing equipment, including slicers, mixers and scales
- Kitchen exhaust, ventilation and pollution control systems

MAJOR END MARKETS

- Food Institutional/Restaurant: 55%
- Service: 28%
- Food Retail: 13%

PRIMARY BRANDS

Avery Berkel	MBM
Bonnet	Peerless
Foster	Thirode
Gaylord	Traulsen
Hobart	Vulcan
Kairak	Wolf



Construction Products

Tools, fasteners and other products for construction applications

PERCENT OF TOTAL COMPANY REVENUES

13%

PRIMARY PRODUCTS

- Fasteners and related fastening tools for wood applications
- Anchors, fasteners and related tools for concrete applications
- Metal plate truss components and related equipment and software
- Packaged hardware, fasteners, anchors and other products for retail

MAJOR END MARKETS

- Residential Construction: 43%
- Renovation Construction: 28%
- Commercial Construction: 26%

PRIMARY BRANDS

Alpine	Ramset
ITW Brands	Red Head
Buildex	Reid
Paslode	Spit
Proline	Truswal
Pryda	


SCRUBS
SCRUBS

Polymers & Fluids

Adhesives, sealants, lubrication and cutting fluids, and hygiene products

PERCENT OF TOTAL COMPANY REVENUES

8%

PRIMARY PRODUCTS

- Adhesives for industrial, construction and consumer purposes
- Chemical fluids that clean or add lubrication to machines
- Epoxy and resin-based coating products for industrial applications
- Hand wipes and cleaners for industrial applications
- Pressure-sensitive adhesives and components for telecommunications, electronics, medical and transportation applications

MAJOR END MARKETS

- General Industrial: 27%
- MRO: 15%
- Construction: 14%
- Automotive Aftermarket: 7%

PRIMARY BRANDS

Densit	ITW Polymer Technologies
Devcon	Rocol
Dymon	Schnee-Morehead
Futura	Stokvis Tapes
Krafft	TACC
LPS	
Novadan	
Plexus	



All Other

All other operating segments

PERCENT OF TOTAL COMPANY REVENUES

20%

PRIMARY PRODUCTS

- Equipment and related software for testing and measuring of materials and structures
- Plastic reclosable packaging for consumer food storage
- Plastic reclosable bags for storage of clothes and home goods
- Plastic consumables that multi-pack cans and bottles and related equipment
- Plastic and metal fasteners and components for appliances and industrial applications
- Foil, film and related equipment used to decorate consumer products
- Paint spray and adhesive dispensing equipment

MAJOR END MARKETS

- General Industrial: 25%
- Consumer Durables: 18%
- Food & Beverage: 17%
- Electronics: 7%

PRIMARY BRANDS

Avery Weigh-Tronix	Gema
Buehler	Hi-Cone
Chemtronics	Instron
Devilbiss	Magnaflux
Diagraph	Minigrip
Dynatec	Ransburg
Fastex	Space Bag
ITW Foils	Texwipe
	Zip-Pak

Revenue Diversification

COMPARATIVE REVENUES BY END MARKET



1997: $5.2 Billion

- **23%** Auto OEM/Tiers
- **21%** General Industrial
- **10%** Commercial Construction
- **9%** Food & Beverage
- **6%** Consumer Durables
- **6%** Residential Construction
- **3%** Renovation Construction
- **22%** Other



2008: $15.9 Billion

- **18%** General Industrial
- **13%** Food Institutional/Service
- **12%** Auto OEM/Tiers
- **7%** Commercial Construction
- **6%** Residential Construction
- **6%** Food & Beverage
- **5%** Consumer Durables
- **5%** Electronics
- **5%** Primary Metals
- **4%** Auto Aftermarket
- **4%** Renovation Construction
- **15%** Other

COMPARATIVE REVENUES BY GEOGRAPHY



1997

- **64%** North America
- **26%** Europe
- **10%** Asia Pacific and Other



2007

- **51%** North America
- **33%** Europe
- **16%** Asia Pacific and Other



2008

- **47%** North America
- **34%** Europe
- **19%** Asia Pacific and Other

25-Year Revenue/Operating Income



Revenue (in millions)
Operating Income (in millions)
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$20,000
$15,000
$10,000
$5,000
$0
1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Note: The prior years' graphs presented above have not been restated for discontinued operations.

Letter to Our Shareholders

2008 was a year of dramatic change for virtually all industrial companies, ITW included. By late in the year, a sweeping downturn in the North American, European and Asian Pacific economies had impacted us all. In the face of this very difficult environment, ITW will use many of our long-held attributes—innovative products, targeted acquisitions, an expanded global footprint and locally-managed business units—to help us effectively lead the Company during what promises to be a very challenging 2009.

ITW's strength and stability lie in our near-century-old commitment to operating our Company as efficiently and as effectively as possible, while identifying and funding long-term growth initiatives. No matter the economic climate, we rely on our core business strategies: the 80/20 process, product innovation and global growth. This allows us to advance our important strategic initiatives and maintain the Company's financial strength. While we operate 875 separate businesses around the world, each of them applies these principles to produce consistency, stability and greater customer value every day.

IDEAS THAT WORK: OUR CORE STRATEGIES

Our people are dedicated to finding new ways to best meet our customer needs by increasing efficiencies, reducing costs and right-sizing our business. This is accomplished through adherence to the 80/20 principle, our disciplined approach that has proven successful in both good times and bad. We believe our 80/20 approach will help us weather the current recession and position us for solid growth when the market recovery occurs.

One of our most exciting and successful attributes is our strong record of innovation. The Patent Board once again recognized ITW as a patent-leader in the Industrial Components & Fixtures category. Whether it's creating a new product, streamlining a manufacturing process or modifying a product to better meet customer needs, ITW's emphasis on innovation allows us to satisfy customer demands while reducing costs and enhancing productivity. We recognize the importance of creativity and nurture it in all aspects of our business.

ITW's dual focus—investing in our existing businesses while also acquiring new businesses—allows us to capitalize on opportunities in attractive market segments and territories as we accelerate our global growth. In 2008, we closed on 50 acquisitions around the world that have expanded our global footprint and also helped to offset the downturns that occurred in some industries. In addition, we continue to invest in our existing businesses, as well as establish a number of start-ups in Eastern Europe, Asia Pacific and Latin America. As a result, our global presence has dramatically increased. Today, more than 50 percent of our total revenues arise from markets outside of North America.

In this year's Annual Report, we proudly showcase eight examples to help illustrate in more detail these *Ideas That Work* and how the 80/20 process, product innovation and global growth play a critical role.

2008 FINANCIALS & CAPITAL STRUCTURE

ITW's commitment to profitable growth and maintaining a strong balance sheet has been an important ingredient in our success, regardless of the economic times.

This year, our strong free operating cash flow has provided the flexibility to react quickly to the challenges and opportunities inherent in the current global economic recession. Notably, free operating cash flow was $1.9 billion in 2008, a net income conversion rate of 123 percent for the year. Our conservative capital structure helps add value to our Company and for our shareholders. We remain well-positioned to invest for growth in our businesses, continue to generate dividends for our investors and take advantage of acquisition opportunities as they arise. In addition, we have a flexible share repurchase program that we can utilize to balance our capital structure.

For full-year 2008, ITW's revenues increased 7 percent versus the prior year to reach $15.9 billion. Our revenue growth in 2008 consisted of a 7 percent contribution from acquisitions and a 3 percent contribution from currency translation, offset by a 3 percent decline in base business revenues. For the year, North American base revenues declined 5 percent, and international base revenues were basically flat. Total company operating margins of 14.7 percent were 180 basis points lower than the prior year, primarily due to lower base revenues and the normal dilutive impact of acquisitions.

MANAGEMENT DEVELOPMENTS

At ITW, we recognize the importance of our people and continue a comprehensive effort to identify and develop leaders throughout the organization. These leaders are moving ITW forward, committed to our core operating principles and the continued success of all our business units.

In late 2008, we promoted a long-time ITW leader and welcomed two new members to our senior management team. Scott Santi was promoted to vice chairman and will oversee both the Food Equipment and Power Systems & Electronics segments. He previously held the position of executive vice president and has served ITW successfully since he joined us in 1983.

At the same time, Steve Martindale was promoted to executive vice president of our test and measurement businesses. He previously served as the unit's group president and has been a valued leader since 2005 when ITW acquired Instron, where he was chief financial officer. Both Scott and Steve are applying their talents and experience in leading their businesses during these very difficult economic times.

Another recent addition to our senior management team is Dr. Lei Zhang Schlitz, the new head of our Technology Center. Lei, who is fluent in both

Mandarin and Cantonese, was hired as vice president of research & development in October of 2008. In this role, she will oversee the Technology Center's important work in supporting our business units' innovation programs.

We will miss Lee Sheridan, vice president of research & development, who is retiring after 23 years with ITW, and Hugh Zentmyer, executive vice president, who has been with the Company in a number of key roles over his 40-year career. Thank you both for your valuable contributions and leadership over all these years. We wish you the very best in your retirement.

LOOKING AHEAD

There is no question the market conditions ahead will be difficult. We expect business conditions to remain challenging across most end markets throughout 2009. We have weathered recessions before and emerged even stronger and we are confident we will do just that again. Our strong balance sheet and core operating strengths allow the Company to be well-positioned to address the growth opportunities as our markets begin to recover. Through the efforts and dedication of our management team and the thousands of ITW people around the globe, we will continue creating a strong future for our customers and shareholders.

DAVID B. SPEER
Chairman & Chief Executive Officer

THOMAS J. HANSEN
Vice Chairman

E. SCOTT SANTI
Vice Chairman



Q&A with David Speer

WITH UNCERTAINTY IN THE GLOBAL ECONOMY, WHAT'S THE ITW GAME PLAN?

We'll buckle down and focus on our areas of expertise to boost performance—just like we've done for almost 100 years. Our experienced management team has successfully navigated difficult economic environments in the past. Our decentralized business model allows our 875 business units to focus even more sharply on the needs of their local customers and markets during these challenging times. Our core business strategies of 80/20, product innovation and global growth have proven effective. These operating principles allow our business units to make prudent decisions and appropriately manage our businesses for the long-term benefit of our customers, our shareholders and our people.

Of course, the Company must continue evolving as well. Over the past 10 years, we have significantly expanded our international operations and now more than half of our revenues are from outside North America. In the past three years, we've acquired over 150 companies, thereby expanding our end market reach as well as our global footprint. Our ability to acquire and launch businesses around the globe, as well as to reinvest in existing key business platforms, will continue to diversify our Company and prepare us for the global opportunities that our markets present.

WHAT'S YOUR EXPECTATION FOR GLOBAL END MARKETS IN 2009?

It's difficult to say with any precision at the moment, but I don't expect a dramatic improvement in most end markets in the near future. A recent ISM number—a predictive industrial activity index—was at its lowest level in nearly 30 years in the United States; housing starts here reached their lowest level in over 40 years and automotive production levels are the lowest they have been in the past 25 years. More recently, we have seen significant declines in most key European markets. The scope and the depth of this global downturn is clearly broader and deeper, and the speed of decline much faster, than anyone expected.

It is clear we will be operating in a very challenging global economic environment for some time. We expect North American and European markets will continue to be weak throughout 2009. Asia will likely be somewhat better, but growth even in these markets is slowing. While some will perform better than others, we expect all geographies and markets to be affected at some level in 2009 as global customer demand shrinks.

WHAT ACTIONS HAS ITW TAKEN TO REDUCE THE IMPACT OF RECESSIONARY END MARKETS?

The diversity of our businesses, both from an end market and geographic standpoint, certainly helps us during this dramatic downturn. We expect base revenues to be down in the range of 6 to 12 percent for full-year 2009. Over the past two years, we've invested more than $100 million in restructuring costs to right-size our businesses for current market demand levels while also investing more than $400 million in new product development programs with promising long-term benefits. Our flexible balance sheet, strong free operating cash flow and high-quality credit ratings serve us well in these difficult times. Our resources enable the Company to continue to acquire, diversify, reinvest and apply the 80/20 process and its related tools to all of our businesses. This approach allows us to operate as efficiently as possible during recessions and be poised for growth when the economy starts to grow again.

HOW DOES ITW DIFFERENTIATE ITSELF IN THIS DIFFICULT MARKET?

I believe there are two key differentiators at ITW. One is how we drive value through innovation. ITW has long been recognized as a leading product innovator. In fact, independent research provider The Patent Board once again named ITW a leader on its *Patent Scorecard*™ for Industrial Components & Fixtures businesses. We have an active portfolio of over 21,000 patents and pending applications, and a strong reputation with our customers who rely on us to bring them innovative solutions that add real value.

The second differentiator is our 80/20 process and related tools, which really drives our focus and innovation. Our businesses are local, decentralized entities, but they all apply 80/20 and a series of other operating principles such as product line simplification, in-lining, market rate of demand, segmentation and USa (Understand, Simplify, and act). These core principles instill focus, enabling our people to understand customer and market needs, and create better, more efficient, ways to improve our business processes and products. These tools also help our managers right-size their businesses. We're known for our lean, focused operating capabilities that continue to serve the Company well.

WHAT ARE THE PRIMARY USES OF ITW'S FREE OPERATING CASH FLOW?

ITW has a track record of very strong free cash flow. Our total free operating cash flow for the last two years was $4 billion. ITW uses free operating cash flow for shareholder dividends, acquisitions, share repurchases and capital investments. In August 2008, we increased the annual dividend rate from $1.12 to $1.24, which is an 11 percent increase. In the past three years, we have acquired 155 companies representing $4.3 billion worth of revenues. Additionally, the Company repurchased more than $3 billion of ITW shares over the past two years. Dividends, acquisitions and share repurchases are all part of a consistent capital allocation plan that has resulted in a better-leveraged—but still conservative—balance sheet.

Our year-end 2008 debt-to-cap ratio was at 32 percent. Our target range is 20 to 30 percent, excluding any extraordinary acquisition opportunities. We feel comfortable operating in this range and we can make adjustments as a result of our share repurchase program.

WHAT IS THE CURRENT ACQUISITION CLIMATE?

The global financial crisis has created turmoil in the mergers and acquisitions environment as well. Sellers are struggling to adjust to lower-than-expected valuations due to declining market activity that has dampened business results. In addition, market liquidity issues are resulting in fewer buyers with the resources to act. These factors have caused the acquisition environment to slow somewhat over the past six months. I expect this slower acquisition environment will improve throughout 2009 as the credit markets become more accessible and sellers adjust to the revised market valuation metrics.

The good news is valuations are clearly coming down and we anticipate a host of attractive opportunities for ITW will arise. What is certain is ITW's valuation approach remains very disciplined. With our strong free cash flow and conservative balance sheet, we are ready to capitalize on acquisition opportunities as they become available.

WHAT'S NEXT FOR ITW?

We are strong financially and prepared to weather this current economic downturn. We will continue to apply our operating disciplines across our businesses and we will continue to innovate. Even in this period of recession, we have the financial resources and management experience to enhance our market penetration. Our goal is to take advantage of the significant market opportunities as soon as our markets begin to grow again and we are positioned to do just that.

ITW has been in business since 1912 and this is not the first economic downturn we've faced. I'm confident that we will successfully navigate these difficult times. We have an experienced management team and a very dedicated group of people. We have the business focus and discipline, a strong innovation agenda and excellent financial resources that position ITW well for the future. We look forward to continuing to expand our global franchise and creating value for our customers around the world.

Ideas That Work

At ITW, we supply productivity-enhancing solutions to a diverse set of customers all over the world. But here at home, we have tools of our own to run our business successfully. We have relied on them to help us generate growth and balance sheet stability for nearly 100 years.

These tools, or core strategies, are simple: our 80/20 process, innovation and global growth. But while they're simple, they're also powerful and proven. As other companies try to weather economic changes and the effects of a global recession, our core business strategies—and the skill and dedication of the thousands of people who bring them to life—lead ITW to prosperity and stability in both good times and bad.

80/20

Innovation

Global Growth

It is a well-known maxim that 80 percent of a business's profit comes from 20 percent of its products and customers. At ITW, our 80/20 process is applied rigorously and continuously, and accounts for much of our success. By focusing on our most profitable products and customers, our businesses quickly focus on what drives growth and profit. Whether it involves product line simplification, cellular manufacturing and outsourcing, or taking the time to get to know key customers, we maximize efficiency and increase profitability by concentrating our efforts on our best products, processes and customers.

The strategies that make up the 80/20 process are so much a part of our daily operations that they are known internally as the ITW Toolbox. Our people appreciate the importance of this process and routinely apply it to all they do. This disciplined approach helps improve efficiency and increase customer satisfaction.

Since our inception, innovation has been one of ITW's greatest assets. Creative thinking is encouraged in every aspect of our business and plays a crucial role in both customer satisfaction and profitability. It allows us to create new products and processes that meet customer needs, take advantage of new business opportunities and adapt to changing markets. Innovation is an important part of ITW's culture. Every day, our highly skilled engineers, sales professionals and managers work tirelessly to solve complex manufacturing problems and provide products that satisfy customers. These efforts have resulted in thousands of patents over the years and typically land us in the top 100 recipients of patents in the United States every year. In 2008, we had over 21,000 active patents and pending applications worldwide.

ITW supports this high level of innovation with the ITW Technology Center, a unique and valuable resource that provides advanced consulting to our business units on everything from manufacturing processes and product design, to product enhancement and the creation of new, cutting-edge materials. In addition, the ITW Patent Society honors the individuals whose patents have achieved widespread commercial success.

With a long history of pursuing opportunities around the world, ITW has long made global growth a top priority. We believe that possibilities for success should not be limited by geography and we actively seek opportunities, wherever they may be.

This commitment has allowed ITW to maintain a remarkable record of disciplined growth and profitability while limiting the effect of slowdowns.

During challenging economic times, a downturn in one country or industry is often offset by upturns in another. By expanding our global reach, ITW strives to stay ahead of the curve, positioning our businesses to make the most of opportunities while mitigating the effects of market fluctuations.



Staying strong in Siberia

The Mega-Yamal pipeline project is located in the Yamal peninsula in Siberia, which boasts the world's largest natural gas reserve and will supply energy to the growing markets of Eastern Europe. The 1200 km pipeline is Russia's longest, and represented an attractive prospect for ITW's welding products—but Siberia's climate also posed a challenge because most welds cannot withstand the region's extreme temperatures.

Working together, a team of ITW leaders from Hobart Brothers, ITW Welding Solutions Russia and Elga AB came up with the solution: the TM-101, a high-strength, flux-cored welding wire that has the strength and toughness to hold up under the most extreme conditions. The TM-101 also met the project's strict production and packaging requirements. With the cooperation of our Russian distributor, local transportation and storage needs were satisfied. By August 2008, our welding product was selected and certified for this important pipeline project.



TM-101 FLUX-CORED WELDING WIRE

An ITW pipeline welding solution that withstands the world's most extreme conditions.



The right polymer, the right partner

As demand for cleaner energy production grows, so too does the demand for ITW's polymer coatings. Our polymers represent the latest technology used to protect Flue Gas Desulfurization (FGD) systems in coal-burning power plants from harmful sulfur dioxide emissions.

With their superior track record for resisting extreme conditions, ITW polymers are essential to this clean air application. By protecting the FGD system from corrosion, ITW polymers extend the life of this costly equipment that protects our atmosphere.

Our polymers and fluids businesses are also taking advantage of global opportunities. Several of these businesses are currently working with our new distribution and manufacturing business in China in an effort to meet the country's growing demand for environmentally friendly technology. By partnering local talent—who know the language and culture—with ITW's product expertise and market knowledge, ITW Performance Polymers & Fluids China is making the most of this growing market.

PERFORMANCE POLYMERS & FLUIDS
Advanced coating technology meets international demand for products that protect and extend the life of equipment that helps control emissions.


VE9360 Top Coat




ITW

Aiming for a perfect finish

ITW Ransburg's founders created the electrostatic liquid paint process, and today this business remains a world leader for efficient coating. With their new Vector Solo cordless spray gun, the commitment to innovation continues.

The ergonomic design gives users greater mobility and access to large, complex pieces, such as airplanes, autos and other heavy equipment. By maximizing a coating's transfer efficiency, the Vector Solo reduces harmful Volatile Organic Compounds (VOCs) and other waste.

The results are superior finishing as well as reduced emissions and costs. What's more, by applying our 80/20 process, Ransburg cut the number of integrated parts and reduced its own costs by 20 percent.

ITW Ransburg can now strengthen and diversify its customer base by targeting the growing aerospace and industrial equipment markets where demand for the best possible finishing process is high.



VECTOR SOLO

Innovative design and transfer efficiency results in superior finishing and reduced emissions and costs.





Powering global growth

ITW Insulation Systems (featuring brands Pabco and Childers) produces state-of-the-art thermal insulation products used in refineries, power plants and other facilities—ideal for seizing opportunities in the world's fastest-growing energy sectors.

Following the 80/20 and global growth principles, ITW Insulation Systems opened a new factory in India in 2006. Our efficient use of equipment and facilities—as well as the exceptional talent we hired to run this plant—have resulted in double-digit growth in just two years. Milavarapu Prabhakar, previously sales manager for our Signode facility, set up the plant and with the help of his talented team, increased revenues from $2 million to $30 million.

Now ITW is positioned to tap the energy production insulation needs of the booming Asian market. Just this year, ITW India received an order from one of the largest new refineries in the world. A significant impact on revenues is expected.

ITW INSULATION SYSTEMS TEAM
Meeting the energy insulation needs of the Asian market—and positioning ITW for growth in the Middle East.

RICK SCOTT
Plant Manager

LARRY KEINER
Group President

JULIA TORRALVA
Logistics Manager

STEFFON HARRIS
Production Manager

ANGELO VALDEZ
Maintenance Team Leader


ITW

HOBART PREMAX

Targeting customer needs with new energy-efficient technology leads to continued market leadership.

Cleaning up the competition

Hobart Germany is one of the largest international businesses within ITW's Food Equipment segment. Because of the outstanding quality of its products and its attention to customer needs, Hobart is a market leader in commercial dishwashers and food service equipment, which are used widely in the hospitality, travel and healthcare industries.

When Hobart's research revealed that its top customer base wanted greener technology and cost reduction, it developed Premax, a new line of environmentally-friendly dishwashers. Premax dishwashers use 50 percent less water than standard machines and require much less energy to heat water, advances that significantly reduce CO_2 emissions. And now another major advance in the reduction of water, detergent and energy is ready to be launched. REWARD, a filter technology research program, allows the reuse of up to 50 percent of the water used during the dishwashing cycle.

Despite the fact that the European dishwasher market has recently been flat, Hobart expects high sales volume because of the popularity of its new machines. As Hobart continues to innovate, we expect it to continue to maintain a position of leadership in the industry.




HOBART



Practicing the art of efficiency



At Permatex, the 80/20 process drives results. This century-old leader in automotive aftermarket sealants and adhesives is using the product line simplification process to reduce the number of bottle sizes it produces by outsourcing the smallest and largest ones. The modification reduced the number of line changes and saved considerable time and money.

Following the same process, Permatex also reduced its number of products by 33 percent, from 1,500 to 1,000. Fewer products freed up both warehouse space and working capital, resulting in a cost savings of over $4 million.

Global growth is also complementing Permatex's efficiency efforts. This year, ITW purchased Anaerobicos, a leading sealant manufacturer based in Buenos Aires that will help Permatex expand into the growing Latin American market.

PERMATEX PRODUCTION LINE
Applying the product line simplification process to bottle production results in significant time and cost savings.





Innovation, from the inside out

The ITW Technology Center is an advanced internal consulting resource that helps drive our innovation. In 2008, the Tech Center worked closely with ITW Heartland, a worldwide leader in gear inspection, ITW Spiroid and ITW SMPI to revolutionize the way we make gears.

Spiroid gears are designed to deliver more torque in the same, or even smaller, work space than conventional gear sets. These gears are especially attractive to the growing robotics, military and aerospace industries, where size and weight are vital considerations.

Delivering these kinds of innovations in the traditional manufacturing process requires multiple iterations and months of prototyping. Performance optimization often suffers from this type of trial-and-error approach.

Using sophisticated modeling techniques, the Tech Center is developing software that simulates the design and manufacturing process and optimizes the shape of the gear teeth for maximum torque and efficiency—before constructing an initial prototype. Once introduced, design time can be reduced from months to days, dramatically cutting development costs, improving quality control and reducing time to market. The methodology can also be adapted to other types of complex precision gear design.

ITW TECHNOLOGY CENTER
Led by Lei Schlitz, the Tech Center is revolutionizing gear manufacturing through cutting-edge, automated design simulations.

MADHAV PUPPALA
Research Associate

DR. LEI Z. SCHLITZ
Vice President

DR. GHAFFAR KAZKAZ
Senior Research Associate





A heavyweight contender

Aerospace, power generation, materials research and general manufacturing are just a few of the industries with a growing need to test their products for safety, durability and quality—and they're turning to ITW for their test and measurement needs. With proven companies such as Instron, Magnaflux and QSA, ITW is able to offer high-quality equipment and accessories for critical product testing around the world.

Test and measurement is one of the newest business platforms at ITW and we are committed to assembling a complete range of products to meet customer demand. In 2008, we acquired Avery Weigh-Tronix, one of the world's leading manufacturers of high-quality industrial-weighing products and systems. The company, with its global presence and superior reputation, is a valuable addition to our test and measurement platform.

The Avery Weigh-Tronix acquisition was followed by another welcome addition in December 2008 when ITW acquired GSE Scale Systems, a global leader in programmable weight indicators and scales. Together, GSE and Avery Weigh-Tronix's technological resources and complementary capabilities are expanding the test and measurement platform, offering greater value and a wider range of products to satisfy customers around the world.


AVERY WEIGH-TRONIX
7359

AVERY WEIGH-TRONIX FLSC FORKLIFT SCALE SYSTEM

Acquisitions of leading industrial-weighing product manufacturers are helping to expand ITW's test and measurement platform.

ITW Corporate Management





RUSS FLAUM
Executive Vice President

JAMES WOOTEN
Senior Vice President,
General Counsel & Secretary





RON KROPP
Senior Vice President &
Chief Financial Officer

SCOTT SANTI
Vice Chairman

Experience has always been one of the keys to our success. Our management team is well schooled in the ITW way, and is comprised of experts in their fields of business. We have decades of experience on which to draw—ITW's management team shares an average tenure of almost 20 years of company service.



JOHN BROOKLIER
Vice President,
Investor Relations





TOM HANSEN
Vice Chairman

AL SUTHERLAND
Senior Vice President,
Taxes & Investments





ROLAND MARTEL
Executive Vice President

SHARON BRADY
Senior Vice President,
Human Resources

STEVE MARTINDALE
Executive Vice President

JANE WARNER
Executive Vice President





MARK CROLL
Vice President,
Patents & Technology

ROBERT BRUNNER
Executive Vice President





DAVID PARRY
Executive Vice President

DAVID SPEER
Chairman &
Chief Executive Officer





LEI SCHLITZ
Vice President,
Research & Development

CRAIG HINDMAN
Executive Vice President





PHIL GRESH
Executive Vice President

JUAN VALLS
Executive Vice President





Ideas That Work in Our Communities





From the start, ITW has been a leader in corporate philanthropy and community building. Whether it's supporting diversity efforts, underwriting the arts, protecting the environment or providing holiday gifts to low-income children, ITW is committed to strengthening the communities we serve.

THE ITW FOUNDATION

The ITW Foundation provides financial support to a wide variety of not-for-profit organizations. Our direct-giving program channels donations from our people to any of the 100 organizations we support, and we offer a three-for-one matching gift program. In 2008, ITW increased the donation limit for its matching gift program from $2,000 to $5,000, for a total of $15,000 per individual—enabling even greater benefits for our people and their communities.

The Foundation has supported cultural institutions such as the Lyric Opera of Chicago, the Museum of Science and Industry, and the Kohl Children's Museum. We have also contributed to capital campaigns for large medical centers, such as Children's Memorial Hospital in Chicago and Appleton Medical Center in Wisconsin. And our support for environmental organizations like the Ocean Conservancy and the Openlands Project contributes to work that sustains our environment. In 2008, the ITW Foundation donated nearly $14 million to many worthwhile causes.

UNITED WAY

United Way is ITW's charity of choice. Donations to United Way have supported a wide variety of humanitarian efforts. By partnering with United Way, these dollars go further and have a greater impact in our communities. In 2008, ITW people and retirees donated $9.5 million to United Way chapters throughout the United States and Canada.

In 2008, ITW provided a challenge grant to United Way of Metropolitan Chicago's Latino Initiative, a program that guides Latino teens to adulthood and empowers them for career success and community involvement. ITW also provided support for the organization's 2007 African American Initiative.

SENIOR OUTREACH

The women and men of ITW are engaged in their communities—and this engagement doesn't stop when they reach retirement. ITW's Senior Outreach program provides our retirees with valuable opportunities to stay involved in their neighborhoods, offering their time and talents in meaningful ways.

In 2008, ITW retiree volunteers gave more than 325 hours of service to local not-for-profit health and human services organizations. They raised money to buy phone cards for our servicemen and women, and donated funds so wounded veterans could purchase computer technology and training. Our volunteers also helped local farms, and spent quality time with disadvantaged children during the holidays.

Retirees have also played an important role in ITW's support of United Way. In 2008, they raised over $100,000 for this worthy organization.

JUNIOR ACHIEVEMENT

ITW believes the future lies with America's youth. To help them lead, we have actively participated in Junior Achievement programs for over 15 years. These programs provide basic economics and business classes that help prepare youth for the workforce. In 2008, countless ITW people volunteered to teach Junior Achievement classes around the country. The 2008 Chicago Bowl-A-Thon, a much-anticipated event, raised over $450,000 to fund Junior Achievement programs.

COMMITMENT TO THE ENVIRONMENT

This year, ITW received the Vision for America Award from Keep America Beautiful, Inc., the nation's largest nonprofit community improvement organization. The award cited ITW's many recycling programs, our enthusiasm for volunteer work and our financial support of environmental organizations. And all ITW businesses routinely strive to minimize packaging, working hard to reduce waste and use sustainable materials.

NEW LEADERSHIP

Following Mary Ann Mallahan's retirement, ITW Community Relations welcomed Rosemary Keefe as the new director of community relations. Rosemary's experience and passion for community building will help her advance our programs and expand our global outreach efforts.

Financial Table of Contents

Management's Discussion and Analysis

Introduction

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 875 operations in 54 countries. These 875 businesses are internally reported as 60 operating segments to senior management. The Company's 60 operating segments have been aggregated into the following seven external reportable segments: Industrial Packaging; Power Systems & Electronics; Transportation; Food Equipment; Construction Products; Polymers & Fluids; and All Other.

In 2007, the Company classified two consumer packaging businesses, an automotive machinery business and an automotive components business as discontinued operations. Additionally, in August 2008, the Company's Board of Directors authorized the divestiture of the Decorative Surfaces segment and Click Commerce industrial software business which was previously reported in the All Other segment. The Company is actively marketing the Decorative Surfaces, Click Commerce and automotive components businesses and expects to dispose of these businesses in 2009. The consolidated statements of income, the notes to financial statements and management's discussion and analysis for all periods have been restated to present the results related to all of these businesses as discontinued operations. See the Discontinued Operations note for further information on the Company's discontinued operations.

Due to the large number of diverse businesses and the Company's highly decentralized operating style, the Company does not require its businesses to provide detailed information on operating results. Instead, the Company's corporate management collects data on a few key measurements: operating revenues, operating income, operating margins, overhead costs, number of months on hand in inventory, days sales outstanding in accounts receivable, past due receivables and return on invested capital. These key measures are monitored by management and significant changes in operating results versus current trends in end markets and variances from forecasts are discussed with operating unit management.

The results of each segment are analyzed by identifying the effects of changes in the results of the base businesses, newly acquired companies, restructuring costs, goodwill and intangible impairment charges, and currency translation on the operating revenues and operating income of each segment. Base businesses are those businesses that have been included in the Company's results of operations for more than 12 months. The changes to base business operating income include the estimated effects of both operating leverage and changes in variable margins and overhead costs. Operating leverage is the estimated effect of the base business revenue changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues.

A key element of the Company's business strategy is its continuous 80/20 business process for both existing businesses and new acquisitions. The basic concept of this 80/20 business process is to focus on what is most important (the 20% of the items which account for 80% of the value) and to spend less time and resources on the less important (the 80% of the items which account for 20% of the value). The Company's operations use this 80/20 business process to simplify and focus on the key parts of their business, and as a result, reduce complexity that often disguises what is truly important. The Company's 875 operations utilize the 80/20 process in various aspects of their business. Common applications of the 80/20 business process include:

- Simplifying product lines by reducing the number of products offered by combining the features of similar products, outsourcing products or, as a last resort, eliminating low-value products.
- Segmenting the customer base by focusing on the 80/20 customers separately and finding alternative ways to serve the 20/80 customers.
- Simplifying the supplier base by partnering with 80/20 suppliers and reducing the number of 20/80 suppliers.
- Designing business processes, systems and measurements around the 80/20 activities.

The result of the application of this 80/20 business process is that the Company has over time improved its long-term operating and financial performance. These 80/20 efforts can result in restructuring projects that reduce costs and improve margins. Corporate management works closely with those businesses that have operating results below expectations to help these businesses better apply this 80/20 business process and improve their results.

Consolidated Results of Operations

The Company's consolidated results of operations for 2008, 2007 and 2006 are summarized as follows:

DOLLARS IN THOUSANDS	2008	2007	2006
Operating revenues	$15,869,354	$14,871,076	$12,784,342
Operating income	2,338,236	2,448,888	2,208,035
Margin %	14.7%	16.5%	17.3%

In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	(2.5)%	(6.5)%	(0.7)%	1.8%	4.3%	0.4%
Changes in variable margins and overhead costs	–	(1.0)	(0.2)	–	(0.3)	–
	(2.5)	(7.5)	(0.9)	1.8	4.0	0.4
Acquisitions and divestitures	6.5	1.5	(0.7)	10.3	3.1	(1.2)
Restructuring costs	–	(1.1)	(0.2)	–	(0.7)	(0.1)
Impairment of goodwill and intangibles	–	–	–	–	0.7	0.1
Translation	2.8	2.6	–	4.1	3.9	–
Other	(0.1)	–	–	0.1	(0.1)	–
	6.7%	(4.5)%	(1.8)%	16.3%	10.9%	(0.8)%

Operating Revenues

Revenues increased 6.7% in 2008 over 2007 primarily due to revenues from acquisitions and the favorable effect of currency translation in the first three quarters of 2008, due to a weakened dollar, partially offset by a decrease in base revenues. During 2008, 50 businesses were acquired worldwide with international businesses representing approximately 39% of the annualized acquired revenue. Base revenues decreased in 2008 versus 2007 due to a 4.8% decline in North American base revenues and flat international base revenues. North American base businesses were adversely affected by steep declines in macro economic trends and related weak industrial production, and a continued decline in the construction and automotive markets. In addition, there was a significant decrease in international industrial production in the fourth quarter of 2008.

Revenues increased 16.3% in 2007 over 2006 primarily due to revenues from acquisitions, the favorable effect of currency translation due to the weakening dollar, and an increase in base revenues. During 2007, 52 businesses were acquired worldwide with international businesses representing 71% of the annualized acquired revenue. The base business revenues increased in 2007 versus 2006 primarily related to a 6.3% increase in international base business revenues. European economic growth and market demand were strong during the first half of 2007 with a slight moderation in the second half of 2007. In addition, the Company's Asia Pacific end markets continued to have strong growth. North American base business revenues decreased 0.7% primarily due to a continued decline in the residential construction market and weak industrial production.

Operating Income

Operating income in 2008 declined 4.5% over 2007 due to the decline in base business revenues and increased restructuring expenses, partially offset by the positive effect of currency translation and income from acquisitions. Total margins declined 1.8% primarily due to the declines in base revenues and the lower margins of acquired companies including acquisition-related expenses, which reduced overall margins. Restructuring projects and other cost control measures were implemented to better align operating businesses with the declining economic conditions, which helped keep overhead expenses favorable to last year and partially offset declines in variable margins.

Operating income in 2007 improved 10.9% over 2006 primarily due to the positive leverage effect from growth in base revenues, the positive effect of currency translation and income from acquisitions. Total operating margins declined 0.8% primarily due to the lower margins of acquired companies, including acquisition-related expenses. Base margins increased 0.4% primarily as a result of lower overhead costs due to the benefits of restructuring projects.

The Company anticipates that the current global economic downturn will continue through 2009 and does not expect to see a recovery until at least 2010. As a result, the Company is forecasting its 2009 results of operations to be below 2008 levels. Most of the Company's key end markets are expecting negative growth in 2009. The Company believes that its strong balance sheet, decentralized business model and 80/20 process will allow it to respond appropriately to these challenging business and economic conditions.

Industrial Packaging

Businesses in this segment produce steel, plastic and paper products used for bundling, shipping and protecting goods in transit.

In the Industrial Packaging segment, products include:

- steel and plastic strapping and related tools and equipment;
- plastic stretch film and related equipment;
- paper and plastic products that protect goods in transit; and
- metal jacketing and other insulation products.

In 2008, this segment primarily served the primary metals (28%), general industrial (22%), construction (12%) and food and beverage (12%) markets.

The results of operations for the Industrial Packaging segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006
Operating revenues	$2,591,091	$2,400,832	$2,164,822
Operating income	275,624	298,766	274,707
Margin %	10.6%	12.4%	12.7%

In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	0.1%	0.2%	–%	0.5%	1.5%	0.1%
Changes in variable margins and overhead costs	–	(8.8)	(1.1)	–	0.3	–
	0.1	(8.6)	(1.1)	0.5	1.8	0.1
Acquisitions and divestitures	4.3	1.6	(0.3)	5.5	0.5	(0.6)
Restructuring costs	–	(3.7)	(0.5)	–	0.4	0.1
Impairment of goodwill and intangibles	–	0.1	–	–	2.1	0.3
Translation	3.5	2.8	–	5.0	4.0	(0.1)
Other	–	0.1	0.1	(0.1)	–	(0.1)
	7.9%	(7.7)%	(1.8)%	10.9%	8.8%	(0.3)%

Operating Revenues

Revenues increased 7.9% in 2008 over 2007 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue was primarily due to the purchase of a European industrial packaging business, a European stretch packaging business, a U.S. protective packaging business and a U.S. equipment business. Total base revenues were virtually flat as a 1.2% and 30.9% increase related to international strapping and worldwide insulation systems, respectively, were offset by a 6.0% and 2.7% decrease related to North American strapping and worldwide protective packaging, respectively. These businesses were especially affected by the ongoing weakness in the North American primary metals and construction industries.

Revenues increased 10.9% in 2007 over 2006 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue was primarily due to the purchase of four European businesses, a North American and an Australian business. Total base revenues increased modestly as the 5.4% and 14.6% base revenue increase in the stretch packaging and insulation products businesses, respectively, was partially offset by a 1.3% decrease in the strapping business, primarily due to lower brick, block and lumber shipments to the North American housing market.

Operating Income

Operating income declined 7.7% in 2008 over 2007 primarily due to a decrease in base variable margins and increased restructuring costs partially offset by the favorable effect of currency translation and income from acquisitions. The decrease in base variable margins is primarily due to competitive pricing pressure, increased raw material costs and unfavorable product mix.

Operating income increased 8.8% in 2007 versus 2006 primarily as a result of the favorable effect of currency translation and decreased goodwill and intangible impairment charges primarily related to a 2006 impairment charge related to a North American stretch packaging equipment business. Total operating margins decreased 0.3% due to lower margins of acquired businesses partially offset by the impairment charge discussed above.

Power Systems & Electronics

Businesses in this segment produce equipment and consumables associated with specialty power conversion, metallurgy and electronics.

In the Power Systems & Electronics segment, products include:

- arc welding equipment;
- metal arc welding consumables and related accessories;
- metal solder materials for PC board fabrication;
- equipment and services for microelectronics assembly;
- electronic components and component packaging; and
- airport ground support equipment.

In 2008, this segment primarily served the general industrial (43%), electronics (19%) and construction (9%) markets.

The results of operations for the Power Systems & Electronics segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006
Operating revenues	$2,356,853	$2,245,514	$1,847,926
Operating income	461,442	449,200	406,405
Margin %	19.6%	20.0%	22.0%

In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	0.2%	0.5%	–%	5.3%	9.0%	0.8%
Changes in variable margins and overhead costs	–	1.8	0.4	–	0.5	0.1
	0.2	2.3	0.4	5.3	9.5	0.9
Acquisitions and divestitures	3.2	(0.5)	(0.7)	14.3	(0.4)	(2.8)
Restructuring costs	–	(0.2)	–	–	(0.7)	(0.1)
Impairment of goodwill and intangibles	–	(0.2)	–	–	0.6	0.1
Translation	1.5	1.3	–	2.0	1.6	–
Other	0.1	–	(0.1)	(0.1)	(0.1)	(0.1)
	5.0%	2.7%	(0.4)%	21.5%	10.5%	(2.0)%

Operating Revenues

Revenues increased 5.0% in 2008 over 2007 primarily due to revenues from acquisitions and the favorable effect of currency translation. Acquisitions included a worldwide PC board fabrication business and a welding accessories business. Overall base revenues grew a modest 0.2% mainly due to a 19.7% growth in international welding base businesses driven by strong demand in the energy, heavy fabrications and ship building end markets. North American welding base business declined 3.6% primarily due to weak North American industrial production and falling end market demand in key areas such as fabrication, construction, automotive and general industrial. Base revenues for the ground support businesses grew 4.4% related to higher worldwide demand for both military and commercial airport products. Base revenues for the PC board fabrication and electronics related businesses declined 9.4% and 2.4%, respectively, due to lower worldwide market demand, especially in consumer electronics.

Revenues increased 21.5% in 2007 over 2006 primarily due to revenues from acquisitions and base revenue growth. Acquisitions included two worldwide suppliers to the electronic and microelectronic assembly industry in 2006 and a North American producer of welding accessories in 2007. Base revenues grew 6.3% for the welding businesses due to high demand in the energy, heavy fabrication and general industrial markets in both the North American and international markets. Base revenues for the ground support businesses increased 18.0% due to higher worldwide airport demand. Base revenues for the electronics related businesses and PC board fabrication group declined 4.2% and 7.1%, respectively, due to lower worldwide market demand.

Operating Income

Operating income increased 2.7% in 2008 over 2007 primarily due to lower operating expenses and reduced overhead spending within the PC board fabrication businesses, as a result of 2007 and 2008 restructuring projects, and the favorable effect of currency translation. Total operating margins decreased 0.4% primarily due to lower margins from acquisitions after acquisition-related expenses.

Operating income increased 10.5% in 2007 over 2006 primarily due to the positive leverage effect from the increase in base revenues described above and the favorable effect of currency translation, partially offset by an increase in restructuring expenses and a loss from acquisitions after acquisition-related expenses. Total operating margins decreased 2.0% primarily due to the negative acquisition income, partially offset by base margin increases due to revenue growth.

Transportation

Businesses in this segment produce components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

In the Transportation segment, products include:

- metal and plastic components, fasteners and assemblies for automobiles and light trucks;
- fluids and polymers for auto aftermarket maintenance and appearance;
- fillers and putties for auto body repair; and
- polyester coatings and patch and repair products for the marine industry.

In 2008, this segment primarily served the automotive original equipment manufacturers and tiers (65%) and automotive aftermarket (23%) markets.

The results of operations for the Transportation segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006
Operating revenues	$2,347,744	$2,215,497	$1,961,502
Operating income	277,632	373,448	335,787
Margin %	11.8%	16.9%	17.1%

In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	(8.5)%	(19.6)%	(2.0)%	2.3%	5.1%	0.5%
Changes in variable margins and overhead costs	–	(7.8)	(1.4)	–	(2.7)	(0.5)
	(8.5)	(27.4)	(3.4)	2.3	2.4	–
Acquisitions	10.9	0.2	(1.4)	6.8	3.9	(0.5)
Restructuring costs	–	(1.9)	(0.4)	–	0.5	0.1
Translation	3.6	3.5	0.2	3.9	4.4	0.1
Other	–	(0.1)	(0.1)	(0.1)	–	0.1
	6.0%	(25.7)%	(5.1)%	12.9%	11.2%	(0.2)%

Operating Revenues

Revenues increased 6.0% in 2008 over 2007 due to acquisitions and the favorable effect of currency translation partially offset by an 8.5% decline in base revenues. Acquisition revenue was primarily related to the purchase of a North American truck remanufacturing and parts business and a worldwide components business. Base revenues for the North American automotive businesses declined 15.2% primarily due to a 21.0% and 10.1% decline in automotive production by the Detroit 3 and new domestic automotive manufacturers, respectively. The combined 16% decline in automotive builds was driven by low consumer demand and existing high inventory levels. International base automotive revenues declined 6.3% due to unfavorable customer mix and a 2.6% decline in European vehicle production which experienced large decreases in the fourth quarter of 2008. Base revenues for the automotive aftermarket businesses in this segment increased 2.3% mainly due to strong sales of automotive additives from North American businesses to Chinese end markets.

Revenues increased 12.9% in 2007 over 2006 due to acquisitions, the favorable effect of currency translation and base revenue growth. Acquisition revenue was primarily related to an Asian components business, a European fastener business and two automotive aftermarket businesses. Base revenues for the fasteners and components businesses increased 2.7% and 0.1% respectively, primarily due to a 5.6% increase in automotive production and penetration gains in key Western European markets and increased product penetration at the foreign-owned manufacturers operating in North America. These increases were partially offset by a decline in automotive production at the Detroit 3 automotive manufacturers. Base revenues for the automotive aftermarket businesses in this segment increased 6.6% and the transportation repair businesses increased 3.4%.

Operating Income

Operating income decreased 25.7% in 2008 over 2007 primarily due to the negative leverage effect of the decline in base revenues described above, lower base margins and higher restructuring expenses partially offset by the favorable impact of currency translation. The increase in operating expenses is primarily due to unrecovered raw material price increases and competitive pricing pressure. Base margins declined 3.4% primarily due to the reduction in base revenues, start up costs to support production at foreign-owned manufacturers operating in North America and additional accounts receivable bad debt reserves.

Operating income increased 11.2% in 2007 over 2006 primarily due the positive leverage effect from the increase in base revenues described above, the favorable effect of currency translation and income from acquisitions, partially offset by increased operating expenses. Base margins were flat as the leverage from revenue growth was offset by higher raw material costs, price pressure and investments in new programs to support future growth.

Food Equipment

Businesses in this segment produce commercial food equipment and related service.

In the Food Equipment segment, products include:

- warewashing equipment;
- cooking equipment, including ovens, ranges and broilers;
- refrigeration equipment, including refrigerators, freezers and prep tables;
- food processing equipment, including slicers, mixers and scales; and
- kitchen exhaust, ventilation and pollution control systems.

In 2008, this segment primarily served the food institutional/restaurant (55%), service (28%) and food retail (13%) markets.

The results of operations for the Food Equipment segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006
Operating revenues	$2,133,186	$1,930,281	$1,520,990
Operating income	317,873	300,713	274,784
Margin %	14.9%	15.6%	18.1%

In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	1.8%	4.9%	0.5%	9.3%	22.6%	2.2%
Changes in variable margins and overhead costs	–	–	–	–	(19.5)	(3.2)
	1.8	4.9	0.5	9.3	3.1	(1.0)
Acquisitions	6.3	1.9	(0.6)	13.5	3.0	(1.4)
Restructuring costs	–	(3.2)	(0.5)	–	(0.1)	–
Translation	2.4	2.1	–	4.1	3.5	–
Other	–	–	(0.1)	–	(0.1)	(0.1)
	10.5%	5.7%	(0.7)%	26.9%	9.4%	(2.5)%

Operating Revenues

Revenues increased 10.5% in 2008 over 2007 due to revenues from acquisitions, the favorable effect of currency translation and base revenue growth. The acquired revenues were primarily attributable to the acquisition of two food processing businesses and two European food equipment businesses. Internationally, base revenues increased 3.2% primarily due to strong institutional and service revenue growth in Asia Pacific and Europe. North American base revenues were flat over 2007 as increased service revenues and retail sales were offset by lower demand for equipment in areas such as casual dining restaurants, hotels and airports.

Revenues increased 26.9% in 2007 over 2006 primarily due to revenues from acquired companies, base revenue growth and the favorable effect of currency translation. The acquired revenues are primarily attributable to the acquisition of a European food equipment business. The North American base revenues grew 6.3% from strong institutional/restaurant and service demand, which was partially offset by weak retail equipment demand. In addition, price increases were implemented to offset stainless steel raw material cost increases. Internationally, base revenues grew 14.6% primarily as a result of strong European institutional/restaurant demand.

Operating Income

Operating income increased 5.7% in 2008 over 2007 due to the positive effect of leverage from the revenue increase described above, the favorable effect of currency translation and income from acquisitions, partially offset by higher restructuring expenses. Operating margins decreased 0.7% due to lower margins of acquired businesses and higher restructuring expenses partially offset by margin gains from growth in base revenues.

Operating income increased 9.4% in 2007 versus 2006 primarily as a result of the positive effect of leverage from the revenue increase described above, the favorable effect of currency translation and income from acquisitions. Operating margins decreased 2.5% due to lower margins of acquired businesses and lower base margins as a result of substantial raw material price increases, only partially offset by price increases, and an unfavorable product mix. In addition, overhead expenses increased due to investment in service capacity and new product development.

Construction Products

Businesses in this segment produce tools, fasteners and other products for construction applications.

In the Construction Products segment, products include:

- fasteners and related fastening tools for wood applications;
- anchors, fasteners and related tools for concrete applications;
- metal plate truss components and related equipment and software; and
- packaged hardware, fasteners, anchors and other products for retail.

In 2008, this segment primarily served the residential construction (43%), renovation construction (28%) and commercial construction (26%) markets.

The results of operations for the Construction Products segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006
Operating revenues	$1,990,683	$2,064,477	$1,897,690
Operating income	238,143	283,061	256,934
Margin %	12.0%	13.7%	13.5%

In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	(7.3)%	(22.3)%	(2.2)%	(1.0)%	(2.9)%	(0.3)%
Changes in variable margins and overhead costs	–	1.5	0.2	–	5.4	0.7
	(7.3)	(20.8)	(2.0)	(1.0)	2.5	0.4
Acquisitions and divestitures	0.5	(1.0)	(0.2)	3.7	1.3	(0.3)
Restructuring costs	–	2.2	0.3	–	(3.6)	(0.5)
Impairment of goodwill and intangibles	–	–	–	–	2.3	0.3
Translation	3.3	3.6	0.1	6.0	7.7	0.2
Other	(0.1)	0.1	0.1	0.1	–	0.1
	(3.6)%	(15.9)%	(1.7)%	8.8%	10.2%	0.2%

Operating Revenues

Revenues declined 3.6% in 2008 over 2007 largely as a result of a 7.3% decline in base business partially offset by the favorable effect of currency translation. Base revenues for the North American and European businesses declined 14.6% and 7.0%, respectively, in 2008 while revenues for the Asia Pacific region increased 4.4% on strong first half 2008 market demand and new product introductions. This decline in base revenues is a result of the ongoing weakness in the residential and commercial construction markets in North America and Europe as indicated by a 31% and 19% decline in North American housing starts and commercial construction square footage activity, respectively, in 2008. European construction activity slowed substantially in the fourth quarter of 2008.

Revenues increased 8.8% in 2007 over 2006 primarily due to the favorable effect of currency translation and revenues from acquisitions, partially offset by a decline in base revenues. Acquisition revenue was primarily related to the acquisition of a building components business and a tool and fasteners business. Base revenues for the North American fasteners and worldwide building components businesses decreased 7.1% and 13.8%, respectively, due to the ongoing weakness in the North American residential construction market as indicated by a 25.8% decline in housing starts. Base revenue for Europe and Australasia increased 6.2% and 7.6%, respectively, due to strong market demand and new product introductions.

Operating Income

Operating income and margins decreased 15.9% and 1.7%, respectively, in 2008 over 2007 primarily due to the revenue decline described above partially offset by the favorable effect of currency translation, lower restructuring expenses and lower operating costs resulting from prior year restructuring projects and tight cost controls.

Operating income increased 10.2% in 2007 over 2006 primarily due to the favorable effect of currency translation and lower goodwill and intangible impairment charges, partially offset by increased restructuring expenses and the negative effect of the decline in base revenues described above. Base operating expenses declined primarily due to the implementation of restructuring projects meant to better align businesses to current market conditions, partially offset by higher European sales and marketing expenses.

Polymers & Fluids

Businesses in this segment produce adhesives, sealants, lubrication and cutting fluids and hygiene products.

In the Polymers & Fluids segment, products include:

- adhesives for industrial, construction and consumer purposes;
- chemical fluids that clean or add lubrication to machines;
- epoxy and resin-based coating products for industrial applications;
- hand wipes and cleaners for industrial applications; and
- pressure-sensitive adhesives and components for telecommunications, electronics, medical and transportation applications.

In 2008, this segment primarily served the general industrial (27%), maintenance, repair and operations (15%), construction (14%) and automotive aftermarket (7%) markets.

The results of operations for the Polymers & Fluids segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006
Operating revenues	$1,255,914	$943,767	$706,474
Operating income	178,889	155,783	120,045
Margin %	14.2%	16.5%	17.0%

In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	0.2%	0.6%	0.1%	6.7%	17.2%	1.7%
Changes in variable margins and overhead costs	–	0.7	0.1	–	(4.8)	(0.8)
	0.2	1.3	0.2	6.7	12.4	0.9
Acquisitions	28.9	10.0	(2.5)	20.8	12.9	(1.2)
Restructuring costs	–	–	–	–	(0.2)	–
Impairment of goodwill and intangibles	–	0.5	0.1	–	(0.9)	(0.1)
Translation	3.7	3.0	–	6.2	5.8	–
Other	0.3	–	(0.1)	(0.1)	(0.2)	(0.1)
	33.1%	14.8%	(2.3)%	33.6%	29.8%	(0.5)%

Operating Revenues

Revenues increased 33.1% in 2008 over 2007 primarily due to revenues from acquisitions and the favorable effect of currency translation. Acquisition revenue was primarily the result of the purchase of three polymers and industrial adhesives businesses, an international fluid products business, an Australian polymers business, two North American construction adhesives businesses and a South American sealant business. Total base revenues were essentially flat as a 2.2% increase in worldwide polymers revenue was offset by a 3.6% decline in worldwide fluids revenue. Strong growth in North American polymers and industrial adhesives businesses, as well as increased demand in Brazil, India and China, was offset by substantially weaker demand for fluid products in North American and European industrial based end markets.

Revenues increased 33.6% in 2007 over 2006 primarily due to revenues from acquisitions, base revenue growth and the favorable effect of currency translation. Acquisition revenue was primarily from three fluid products businesses and four polymers businesses. Base revenue increased for fluids and polymers primarily due to growth in European demand partially offset by a decrease in revenues for those businesses that serve the North American residential construction market.

Operating Income

Operating income increased 14.8% in 2008 over 2007 primarily due to income from acquisitions and the favorable effect of currency translation. Total operating margins declined 2.3% primarily due to the dilutive effect of the lower margins of acquired businesses. Variable margins decreased due to higher raw material costs and unfavorable product mix, offset by overhead cost reductions.

Operating income increased 29.8% in 2007 over 2006 primarily due to positive leverage effect from the increase in revenues described above, acquisition income and the favorable effect of currency translation. Total operating margins decreased 0.5% due to lower margins of acquired businesses, partially offset by continued base business margin improvements at previously acquired businesses.

All Other

This segment includes all other operating segments.

In the All Other segment, products include:

- equipment and related software for testing and measuring of materials and structures;
- plastic reclosable packaging for consumer food storage;
- plastic reclosable bags for storage of clothes and home goods;
- plastic consumables that multi-pack cans and bottles and related equipment;
- plastic fasteners and components for appliances, furniture and industrial uses;
- metal fasteners and components for appliances and industrial applications;
- swabs, wipes and mats for clean room usage;
- foil, film and related equipment used to decorate consumer products;
- product coding and marking equipment and related consumables;
- paint spray and adhesive dispensing equipment; and
- static and contamination control equipment.

In 2008, this segment primarily served the general industrial (25%), consumer durables (18%), food and beverage (17%) and electronics (7%) markets.

The results of operations for the All Other segment for 2008, 2007 and 2006 were as follows:

DOLLARS IN THOUSANDS	2008	2007	2006
Operating revenues	$ 3,248,127	$ 3,117,364	$ 2,744,253
Operating income	588,633	587,917	539,373
Margin %	18.1%	18.9%	19.7%

In 2008 and 2007, the changes in revenues, operating income and operating margins over the prior year were primarily due to the following factors:

	2008 COMPARED TO 2007			2007 COMPARED TO 2006		
	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)	% INCREASE (DECREASE)		% POINT INCREASE (DECREASE)
	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS	OPERATING REVENUES	OPERATING INCOME	OPERATING MARGINS
Base business:						
Revenue change/Operating leverage	(2.7)%	(6.7)%	(0.8)%	(3.5)%	(8.0)%	(0.9)%
Changes in variable margins and overhead costs	–	2.6	0.5	–	9.5	1.9
	(2.7)	(4.1)	(0.3)	(3.5)	1.5	1.0
Acquisitions and divestitures	4.6	2.3	(0.4)	13.9	5.1	(1.7)
Restructuring costs	–	(0.5)	(0.1)	–	(1.2)	(0.2)
Impairment of goodwill and intangibles	–	–	–	–	0.5	0.1
Translation	2.2	2.4	0.1	3.1	3.1	–
Other	0.1	(0.1)	(0.1)	0.1	–	–
	4.2%	–%	(0.8)%	13.6%	9.0%	(0.8)%

Operating Revenues

Revenues increased 4.2% in 2008 versus 2007 primarily due to revenues from acquired companies and the favorable effect of currency translation partially offset by a decline in base revenues. The increase in acquisition revenue was primarily due to the purchase of three test and measurement businesses and a label business. Base revenues declined 7.8%, 3.2% and 3.0% for the industrial plastics and metals, consumer packaging and finishing businesses, respectively, due to a notable decrease in end market demand in the second half of the year. These decreases were partially offset by an 8.0% base business increase in test and measurement due to strong sales of equipment used in the materials and structural testing markets, particularly in Asia.

Revenues increased 13.6% in 2007 versus 2006 primarily due to revenues from acquired companies and the favorable effect of currency translation. The increase in acquisition revenue was primarily due to the purchase of two worldwide foils and transfer ribbon businesses, a worldwide graphics business, two test and measurement businesses and a software business. Base revenues for the decorating products and equipment businesses and the industrial plastic and metal businesses declined 6.5% and 1.9%, respectively, primarily due to decreased North American end market demand. These decreases were offset by increases in base revenue for the finishing and the test and measurement businesses of 6.7% and 3.6%, respectively, due to continued growth of international capital equipment purchases.

Operating Income

Operating income was flat in 2008 over 2007 primarily due to the negative leverage effect of the decrease in revenues described above partially offset by the favorable effect of currency translation and income from acquired companies. Total operating margins declined 0.8% primarily due to lower margins for both base business and acquired businesses. Base operating margins decreased 0.3% as the gains from tight cost controls and the benefits of prior year restructuring projects were offset by the impact of lower revenues.

Operating income increased 9.0% in 2007 versus 2006 primarily due to improved operating efficiencies, income from acquired companies and the favorable effect of currency translation. Operating margins declined 0.8% due to lower margins from acquired businesses, partially offset by base margin increases. Base margin increases were due to lower overhead costs from benefits of restructuring projects and favorable product mix.

Amortization and Impairment of Goodwill and Intangible Assets

Amortization expense increased to $183.9 million in 2008 and $144.8 million in 2007, versus $103.5 million in 2006, due to intangible amortization related to newly acquired businesses.

Total goodwill and intangible asset impairment charges by segment for the years ended December 31, 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006
Industrial Packaging	$ –	$ –	$ 3,610
Power Systems & Electronics	824	–	2,492
Transportation	13	258	2
Food Equipment	–	–	2,263
Construction Products	–	394	6,312
Polymers & Fluids	251	884	–
All Other	487	618	3,099
	$1,575	$2,154	$17,778

See the Goodwill and Intangible Assets note for further details of the impairment charges.

Interest Expense

Interest expense increased to $152.5 million in 2008 versus $102.0 million in 2007 primarily as a result of interest expense on the 5.25% Euro notes issued in October 2007 and higher average borrowings of short-term commercial paper, partially offset by lower market rates in 2008. Interest expense increased to $102.0 million in 2007 versus $85.4 million in 2006 primarily as a result of interest expense on the 5.25% Euro notes and higher average borrowings of short-term commercial paper. The weighted-average interest rate on commercial paper was 2.4% in 2008, 5.2% in 2007 and 5.1% in 2006.

Other Income

Other income decreased to $5.6 million in 2008 from $57.8 million in 2007, primarily due to a German transfer tax charge of $44.0 million in 2008. Additionally, income from a venture capital limited partnership was essentially flat in 2008 versus income of $25.3 million in 2007 related to mark-to-market adjustments; and the Company incurred a charge of $18.8 million related to the timing of tax deductions of leveraged leases in 2008. This was partially offset by higher income of $10.7 million related to a mortgage-backed security and a $9.6 million increase in interest income.

Other income decreased to $57.8 million in 2007 from $91.1 million in 2006, primarily due to income from mortgage investments of $40.1 million in 2006 related to the liquidation of the mortgage investments, as discussed below. Additionally, interest income of $19.4 million in 2007 was lower than 2006 interest income of $30.1 million due to lower international interest.

In 1995, 1996 and 1997, the Company, through its investments in separate mortgage entities, acquired three distinct pools of mortgage-related assets in exchange for aggregate nonrecourse notes payable of $739.7 million, preferred stock of subsidiaries of $60.0 million and cash of $240.0 million. The mortgage-related assets acquired in these transactions related to office buildings, apartment buildings and shopping malls located throughout the United States. In conjunction with these transactions, the mortgage entities simultaneously entered into 10-year swap agreements and other related agreements whereby a third party received a portion of the interest and net operating cash flow from the mortgage-related assets in excess of specified semi-annual amounts and a portion of the proceeds from the disposition of the mortgage-related assets and principal repayments, in exchange for the third party making the contractual principal and interest payments on the nonrecourse notes payable. In December 2005, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1995 mortgage investment transaction (the "First Mortgage Transaction") were sold and the swap and other related agreements were terminated.

In November 2006, in accordance with the 10-year term of the transaction, all remaining mortgage-related assets pertaining to the 1996 mortgage investment transaction (the "Second Mortgage Transaction") were sold and the swap and other related agreements were terminated. In December 2006, the Company received $157.1 million for its share of the disposition proceeds related to the Second Mortgage Transaction, and in January 2007, the Company paid $34.6 million for the redemption of preferred stock of a subsidiary and related accrued dividends.

In December 2006, the mortgage-related assets pertaining to the 1997 mortgage investment transaction (the "Third Mortgage Transaction") were sold and the swap and other related agreements were terminated. In December 2006, the Company received $168.6 million for its share of the disposition proceeds related to the Third Mortgage Transaction, and in January 2007, the Company paid $34.6 million for the redemption of preferred stock of a subsidiary and related accrued dividends. After the January 2, 2007 preferred stock payments, there are no remaining assets or liabilities related to the Second or Third Mortgage Transactions.

Income Taxes

The effective tax rate was 27.7% in 2008, 28.8% in 2007 and 29.2% in 2006. The effective tax rate differs from the U.S. federal statutory rate primarily due to state taxes, lower foreign tax rates, non-taxable foreign interest income, taxes on foreign dividends and tax relief provided to U.S. manufacturers under the American Jobs Creation Act of 2004. See the Income Taxes note for a reconciliation of the U.S. federal statutory rate to the effective tax rate.

Income from Continuing Operations

Income from continuing operations in 2008 of $1.6 billion ($3.04 per diluted share) was 7.5% lower than 2007 income of $1.7 billion ($3.08 per diluted share). Income from continuing operations in 2007 was 9.2% higher than 2006 income of $1.6 billion ($2.75 per diluted share).

Foreign Currency

The weakening of the U.S. dollar against foreign currencies increased operating revenues by approximately $415 million in 2008 and $511 million in 2007 and increased income from continuing operations by approximately 8 cents per diluted share in 2008 and 11 cents per diluted share in 2007.

Discontinued Operations

Income (loss) from discontinued operations was a loss of $64.3 million in 2008 versus income of $157.9 million in 2007, primarily due to 2008 impairment on goodwill of $132.6 million, reserve on assets held for sale of $64.0 million and lower gains on sales of discontinued operations. Income from discontinued operations was $157.9 million in 2007 versus $150.7 million in 2006. See the Discontinued Operations note for further information.

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value and provides guidance for measuring fair value and the necessary disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued a FASB Staff Position ("FSP") on SFAS 157 that permits a one year delay of the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis. The partial adoption of this statement in 2008 did not have a material impact on the Company's financial position or results of operations. The Company will adopt the remaining provisions of SFAS 157 on January 1, 2009 and is currently evaluating this statement to determine its effect, if any, on the Company's results of operations and financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. SFAS 141R also requires that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as post-acquisition expenses; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. The Company will adopt SFAS 141R on January 1, 2009 and does not anticipate SFAS 141R will materially affect the Company's financial position or results of operations.

Liquidity and Capital Resources

The Company's primary sources of liquidity are free operating cash flows and short-term credit facilities. The Company's targeted debt-to-capital ratio is 20% to 30%, excluding the impact of any larger acquisitions.

The primary uses of liquidity are:

- dividend payments–the Company's dividend payout guidelines are 25% to 35% of the last two years' average income from continuing operations;
- acquisitions; and
- any excess liquidity may be used for share repurchases. The Company's open-ended share repurchase program allows it flexibility in achieving the targeted debt-to-capital ratio.

The Company has notes of $500 million due on March 1, 2009. The Company currently has sufficient cash flow and short-term credit facilities to fund the repayment.

The Company believes that based on its current free operating cash flow, debt-to-capitalization ratios and credit ratings, it could readily obtain additional financing if necessary.

Cash Flow

Free operating cash flow is used to measure normal cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.

Summarized cash flow information for the three years ended December 31, 2008, 2007 and 2006 was as follows:

IN THOUSANDS	2008	2007	2006
Net cash provided by operating activities	$ 2,222,884	$ 2,484,297	$ 2,066,028
Additions to plant and equipment	(355,472)	(353,355)	(301,006)
Free operating cash flow	$ 1,867,412	$ 2,130,942	$ 1,765,022
Acquisitions	$(1,546,982)	$ (812,757)	$(1,378,708)
Purchases of investments	(19,583)	(28,734)	(25,347)
Proceeds from investments	26,932	91,184	367,365
Cash dividends paid	(598,690)	(502,430)	(398,846)
Repurchases of common stock	(1,390,594)	(1,757,761)	(446,876)
Net proceeds of debt	1,467,216	777,386	178,441
Other	109,715	339,487	158,739
Net increase (decrease) in cash and equivalents	$ (84,574)	$ 237,317	$ 219,790

On August 20, 2007, the Company's Board of Directors authorized a stock repurchase program, which provides for the buyback of up to $3.0 billion of the Company's common stock over an open-ended period of time. Through December 31, 2008, the Company repurchased 39.8 million shares of its common stock under this program at an average price of $44.72 per share. There are approximately $1.2 billion of authorized repurchases remaining under this program.

On August 4, 2006, the Company's Board of Directors authorized a stock repurchase program which provided for the buyback of up to 35.0 million shares. This stock repurchase program was completed in November 2007.

Return on Average Invested Capital

The Company uses return on average invested capital ("ROIC") to measure the effectiveness of its operations' use of invested capital to generate profits. ROIC for the three years ended December 31, 2008, 2007 and 2006 was as follows:

DOLLARS IN THOUSANDS	2008	2007	2006
Operating income after taxes of 27.7%, 28.8% and 29.2%, respectively	$ 1,689,376	$ 1,743,363	$ 1,563,068
Invested Capital:			
Trade receivables	$ 2,426,124	$ 2,915,546	$ 2,471,273
Inventories	1,673,175	1,625,820	1,482,508
Net plant and equipment	1,968,636	2,194,010	2,053,457
Investments	465,894	507,567	595,083
Goodwill and intangible assets	6,278,255	5,683,341	5,138,687
Accounts payable and accrued expenses	(1,892,990)	(2,190,121)	(1,895,182)
Net assets held for sale	318,022	137,685	–
Other, net	(639,416)	(50,696)	(194)
Total invested capital	$10,597,700	$10,823,152	$ 9,845,632
Average invested capital	$11,225,553	$10,326,990	$ 9,160,712
Return on average invested capital	15.0%	16.9%	17.1%

The 190 basis point decrease in ROIC in 2008 versus 2007 was the result of average invested capital increasing 8.7%, primarily due to acquisitions, while after-tax operating income decreased 3.1%, primarily due to a decrease in base business operating income.

The 20 basis point decrease in ROIC in 2007 versus 2006 was the result of average invested capital increasing 12.7% while after-tax operating income only increased 11.5%, primarily due to lower returns from acquired companies.

Working Capital

Net working capital at December 31, 2008 and 2007 is summarized as follows:

DOLLARS IN THOUSANDS	2008	2007	INCREASE (DECREASE)
Current Assets:			
Cash and equivalents	$ 742,950	$ 827,524	$ (84,574)
Trade receivables	2,426,124	2,915,546	(489,422)
Inventories	1,673,175	1,625,820	47,355
Other	562,695	653,236	(90,541)
Assets held for sale	518,774	143,529	375,245
	5,923,718	6,165,655	(241,937)
Current Liabilities:			
Short-term debt	2,433,482	410,512	2,022,970
Accounts payable and accrued expenses	1,892,990	2,190,121	(297,131)
Other	348,357	353,808	(5,451)
Liabilities held for sale	200,752	5,844	194,908
	4,875,581	2,960,285	1,915,296
Net Working Capital	$ 1,048,137	$ 3,205,370	$(2,157,233)
Current Ratio	1.21	2.08	

Short-term debt increased primarily due to the issuance of commercial paper to fund stock repurchases, acquisitions, dividends and tax payments, and the reclassification of $500 million of long-term debt due March 1, 2009 to short-term debt. Trade receivables, accounts payable and accrued expenses decreased primarily due to the reclassification of assets and liabilities of businesses held for sale, lower demand for products, lower purchase activity, and currency translation, partially offset by acquisitions. Inventories increased primarily due to acquisitions and lower overall demand for products, partially offset by currency translation.

Debt

Total debt at December 31, 2008 and 2007 was as follows:

DOLLARS IN THOUSANDS	2008	2007	INCREASE (DECREASE)
Short-term debt	$2,433,482	$ 410,512	$2,022,970
Long-term debt	1,243,693	1,888,839	(645,146)
Total debt	$3,677,175	$2,299,351	$1,377,824
Total debt to total capitalization	32.4%	19.7%	

The Company issues commercial paper to fund general corporate needs and to fund small and medium-sized acquisitions. As of December 31, 2008, the Company had approximately $1.8 billion outstanding under its commercial paper program. The Company also has committed lines of credit of $3.0 billion in the U.S. to support the issuances of commercial paper. Of this amount, $2.5 billion is provided under a line of credit agreement with a termination date of June 12, 2009 and the remaining $500 million is under a revolving credit facility that terminates on June 15, 2012. No amounts are outstanding under these two facilities. The Company's foreign operations also have unused capacity on uncommitted facilities of approximately $325 million.

As discussed above, included in short-term debt is $500 million of 5.75% Notes due March 1, 2009. The Company currently has sufficient cash flows and short-term credit facilities to fund the repayment.

The Company believes that based on its current free operating cash flow, debt-to-capitalization ratios and credit ratings, it could readily obtain additional financing if necessary. If the Company were to refinance commercial paper by issuing long-term debt, the interest rate would likely be higher than rates currently available under the commercial paper program, which would result in higher overall interest cost to the Company in the near future.

Stockholders' Equity

The changes to stockholders' equity during 2008 and 2007 were as follows:

IN THOUSANDS	2008	2007
Beginning balance	$9,351,325	$9,017,508
Net income	1,519,003	1,869,862
Cash dividends declared	(604,988)	(533,519)
Repurchases of common stock	(1,390,594)	(1,757,761)
Stock option and restricted stock activity	105,514	173,647
Pension and other postretirement benefit adjustments, net of tax	(432,618)	180,110
Currency translation adjustments	(874,952)	424,037
Cumulative effect of adopting new accounting standard, net of tax	(9,215)	(22,559)
Ending balance	$7,663,475	$9,351,325

Contractual Obligations and Off-Balance Sheet Arrangements

The Company's contractual obligations as of December 31, 2008 were as follows:

IN THOUSANDS	2009	2010	2011	2012	2013	2014 AND FUTURE YEARS
Total debt	$509,432	$ 9,786	$256,590	$ 5,765	$ 5,155	$ 966,397
Interest payments on notes and preferred debt securities	82,387	67,735	67,457	50,820	50,582	43,149
Minimum lease payments	137,933	101,408	72,838	49,601	40,425	77,528
Affordable housing capital obligations	14,742	13,262	3,243	–	–	–
Maximum venture capital contributions	5,174	–	–	–	–	–
	$749,668	$192,191	$400,128	$106,186	$96,162	$1,087,074

The Company has recorded current income taxes payable of $193.6 million and non-current tax liabilities of $193.6 million including liabilities for unrecognized tax benefits. The Company is not able to reasonably estimate the timing of payments related to the non-current tax obligations.

The Company has provided guarantees related to the debt of certain unconsolidated affiliates of $24.0 million at December 31, 2008. In the event one of these affiliates defaults on its debt, the Company would be liable for the debt repayment. The Company has recorded liabilities related to these guarantees of $17.0 million at December 31, 2008. At December 31, 2008, the Company had open stand-by letters of credit of $198.0 million, substantially all of which expire in 2009. The Company had no other significant off-balance sheet commitments at December 31, 2008.

Market Risk

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's debt.

The Company has commercial paper outstanding of $1.8 billion and $201.0 million as of December 31, 2008 and 2007, respectively. Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted average interest rate on commercial paper was 1.4% at December 31, 2008 and 4.1% at December 31, 2007.

The Company has no cash flow exposure on its long-term obligations related to changes in market interest rates, other than $100.0 million of debt which has been hedged by the interest rate swap discussed below. The Company primarily enters into long-term debt obligations for general corporate purposes, including the funding of capital expenditures and acquisitions. In December 2002, the Company entered into an interest rate swap with a notional value of $100.0 million to hedge a portion of the fixed rate debt. Under the terms of the interest rate swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the notes has been adjusted to reflect the fair value of the interest rate swap.

The following table presents the Company's financial instruments for which fair value is subject to changing market interest rates:

IN THOUSANDS	5.25% EURO NOTES DUE OCT 1, 2014	5.75% NOTES DUE MAR 1, 2009	6.55% PREFERRED DEBT SECURITIES DUE DEC 31, 2011	4.88% NOTES DUE DEC 31, 2020
As of December 31, 2008:				
Estimated cash outflow by year of principal maturity				
2009	$ –	$500,000	$ –	$ 5,679
2010	–	–	–	5,713
2011	–	–	250,000	5,351
2012	–	–	–	4,882
2013	–	–	–	4,312
2014 and thereafter	952,575	–	–	7,409
Estimated fair value	856,355	503,550	269,598	31,555
Carrying value	951,545	501,812	249,857	33,346
As of December 31, 2007:				
Total estimated cash outflow	$1,097,250	$500,000	$250,000	$38,819
Estimated fair value	1,119,305	509,350	262,140	39,261
Carrying value	1,095,895	499,604	249,815	38,819

Foreign Currency Risk

The Company operates in the United States and 53 other countries. In general, the Company's products are primarily manufactured and sold within the same country. The initial funding for the foreign manufacturing operations was provided primarily through the permanent investment of equity capital from the U.S. parent company. Therefore, the Company and its subsidiaries do not have significant assets or liabilities denominated in currencies other than their functional currencies. As such, the Company does not have any significant derivatives or other financial instruments that are subject to foreign currency risk at December 31, 2008 or 2007.

In October 2007, the Company issued €750.0 million of 5.25% Euro notes due October 1, 2014. The Company has significant operations with the Euro as their functional currency. The Company believes that the Euro cashflows from these businesses will be more than adequate to fund the debt obligations under these notes.

Critical Accounting Policies

The Company has six accounting policies which it believes are most important to the Company's financial condition and results of operations, and which require the Company to make estimates about matters that are inherently uncertain.

These critical accounting policies are as follows:

Realizability of Inventories–Inventories are stated at the lower of cost or market. Generally, the Company's businesses perform an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value based on the following usage criteria:

USAGE CLASSIFICATION	CRITERIA	RESERVE %
Active	Quantity on hand is less than prior 6 months' usage	0%
Slow-moving	Some usage in last 12 months, but quantity on hand exceeds prior 6 months' usage	50%
Obsolete	No usage in the last 12 months	90%

In addition, for approximately half of the U.S. operations, the Company has elected to use the last-in, first-out ("LIFO") method of inventory costing. Generally, this method results in a lower inventory value than the first-in, first-out ("FIFO") method due to the effects of inflation.

Collectibility of Accounts Receivable–The Company estimates the allowance for uncollectible accounts based on the greater of a specific reserve or a reserve calculated based on the historical write-off percentage over the last two years. In addition, the allowance for uncollectible accounts includes reserves for customer credits and cash discounts, which are also estimated based on past experience.

Depreciation of Plant and Equipment–The Company's U.S. businesses compute depreciation on an accelerated basis, as follows:

Buildings and improvements	150% declining balance
Machinery and equipment	200% declining balance

The majority of the international businesses compute depreciation on a straight-line basis to conform to their local statutory accounting and tax regulations.

Income Taxes–The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The Company's deferred and other tax balances are based on management's interpretation of the tax regulations and rulings in numerous taxing jurisdictions. Income tax expense and liabilities recognized by the Company also reflect its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company's various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

Goodwill and Intangible Assets–The Company's business acquisitions typically result in recording goodwill and other intangible assets, which affect the amount of amortization expense and possibly impairment expense that the Company will incur in future periods. The Company follows the guidance prescribed in Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" to test goodwill and intangible assets for impairment. On an annual basis in the first quarter of each year, or more frequently if triggering events occur, the Company compares the fair value of its 60 reporting units to the carrying value of each reporting unit to determine if a goodwill impairment exists. In calculating the fair value of the reporting units, management relies on a number of factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and management's judgment in applying them in the impairment tests of goodwill and other intangible assets.

As of December 31, 2008, the Company had goodwill and intangible assets of $6.3 billion allocated to its 60 reporting units. The Company's risk of significant impairment charges is mitigated by the number of diversified businesses and end markets represented by its 60 reporting units. In addition, the individual businesses in most of its reporting units have been acquired over a long period of time, and therefore have been able to improve their performance, primarily as a result of the application of the Company's 80/20 business simplification process. The amount of goodwill and intangibles allocated to individual reporting units range from approximately $10 million to $550 million, with the average amount equal to $105 million. Goodwill and intangible asset impairments related to continuing operations were $1.6 million in 2008, $2.2 million in 2007 and $17.8 million in 2006.

Fair value determinations require considerable judgment and are sensitive to changes in the factors described above. Due to the inherent uncertainties associated with these factors and economic conditions in the Company's global end markets, as well as potential effects of the adoption of SFAS 157, impairment charges related to one or more reporting units could occur in future periods.

Retirement Plans and Postretirement Benefits–The Company has various company-sponsored defined benefit retirement plans covering a substantial portion of U.S. employees and many employees outside the United States. Pension expense and obligations are determined based on actuarial valuations. Pension benefits associated with these plans are generally based primarily on each participant's years of service, future compensation, and age at retirement or termination. Important assumptions in determining pension and postretirement expense and obligations are the discount rate, the expected long-term return on plan assets and healthcare cost trend rates. See the notes to financial statements for additional discussion of actuarial assumptions used in determining pension and postretirement health care liabilities and expenses.

The Company determines the discount rate used to measure plan liabilities as of the December 31 measurement date for the U.S. pension and postretirement benefit plans. The discount rate reflects the current rate at which the associated liabilities could theoretically be effectively settled at the end of the year. In estimating this rate, the Company looks at rates of return on high-quality fixed income investments, with similar duration to the liabilities in the plan. A 25 basis point decrease in the discount rate would increase the present value of the U.S. primary pension plan obligation by approximately $25 million.

The expected long-term return on plan assets is based on historical and expected long-term returns for similar investment allocations among asset classes. For the U.S. primary pension plan, the Company's assumption for the expected return on plan assets was 8.5% for 2008 and will be 8.5% for 2009. A 25 basis point decrease in the expected return on plan assets would increase the annual pension expense by approximately $3 million. See the Retirement Plans and Postretirement Benefits note for information on how this rate is determined.

The Company believes that the above critical policies have resulted in past actual results approximating the estimated amounts in those areas.

Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that may be identified by the use of words such as "believe," "expect," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "guidance," and other similar words, including, without limitation, statements regarding the timing of disposal of businesses held for sale, the adequacy of internally generated funds and its credit facilities, the meeting of dividend payout objectives, the ability to fund debt service obligations, payments under guarantees, expected contributions to the Company's pension and postretirement plans, the availability of additional financing, the outcome of outstanding legal proceedings, the impact of adopting new accounting pronouncements, and the estimated amount of unrecognized tax benefits. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a further downturn in the construction, general industrial, automotive, or food institutional/restaurant and service markets, (2) changes or deterioration in international and domestic business and economic conditions, particularly in North America, Europe, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) decreases in credit availability, (5) an interruption in, or reduction in, introducing new products into the Company's product lines, (6) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (7) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. A more detailed description of these risks is set forth in the Company's Form 10-K for 2008.

The Company practices fair disclosure for all interested parties. Investors should be aware that while the Company regularly communicates with securities analysts and other investment professionals, it is against the Company's policy to disclose to them any material non-public information or other confidential commercial information. Shareholders should not assume that the Company agrees with any statement or report issued by any analyst irrespective of the content of the statement or report.

Management Report on Internal Control over Financial Reporting

The management of Illinois Tool Works Inc. ("ITW") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). ITW's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

ITW management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control–Integrated Framework*. Based on our assessment we believe that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein.

DAVID B. SPEER
Chairman &
Chief Executive Officer

February 27, 2009

RONALD D. KROPP
Senior Vice President &
Chief Financial Officer

February 27, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Illinois Tool Works Inc.:

We have audited the accompanying statement of financial position of Illinois Tool Works Inc. and Subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related statements of income, income reinvested in the business, comprehensive income and cash flows for each of the three years in the period ended December 31, 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Tool Works Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Chicago, Illinois

February 27, 2009

Statement of Income

Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS	FOR THE YEARS ENDED DECEMBER 31 2008	2007	2006
Operating Revenues	$15,869,354	$14,871,076	$12,784,342
Cost of revenues	10,272,595	9,532,841	8,182,014
Selling, administrative, and research and development expenses	3,073,075	2,742,351	2,273,017
Amortization and impairment of goodwill and other intangible assets	185,448	146,996	121,276
Operating Income	2,338,236	2,448,888	2,208,035
Interest expense	(152,472)	(101,976)	(85,363)
Other income	5,602	57,787	91,056
Income from Continuing Operations Before Income Taxes	2,191,366	2,404,699	2,213,728
Income taxes	608,100	692,763	646,672
Income from Continuing Operations	1,583,266	1,711,936	1,567,056
Income (Loss) from Discontinued Operations	(64,263)	157,926	150,690
Net Income	$ 1,519,003	$ 1,869,862	$ 1,717,746
Income Per Share from Continuing Operations:			
Basic	$ 3.05	$ 3.10	$ 2.77
Diluted	$ 3.04	$ 3.08	$ 2.75
Income (Loss) Per Share from Discontinued Operations:			
Basic	$(0.12)	$ 0.29	$ 0.27
Diluted	$(0.12)	$ 0.28	$ 0.26
Net Income Per Share:			
Basic	$ 2.93	$ 3.39	$ 3.04
Diluted	$ 2.91	$ 3.36	$ 3.01

Statement of Income Reinvested in the Business

Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS	FOR THE YEARS ENDED DECEMBER 31 2008	2007	2006
Beginning Balance	$9,879,065	$10,406,511	$ 9,112,328
Net income	1,519,003	1,869,862	1,717,746
Cash dividends declared	(604,988)	(533,519)	(423,563)
Retirement of treasury shares	(1,583,827)	(1,841,230)	–
Cumulative effect of adopting new accounting standards, net of tax	(12,788)	(22,559)	–
Ending Balance	$9,196,465	$ 9,879,065	$10,406,511

Statement of Comprehensive Income

Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS	FOR THE YEARS ENDED DECEMBER 31 2008	2007	2006
Net Income	$1,519,003	$1,869,862	$1,717,746
Other Comprehensive Income:			
Foreign currency translation adjustments	(874,952)	424,037	495,697
Pension and other postretirement benefit adjustments, net of tax	(432,618)	180,110	8,967
Comprehensive Income	$ 211,433	$2,474,009	$2,222,410

The Notes to Financial Statements are an integral part of these statements.

Statement of Financial Position

Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS EXCEPT SHARES	DECEMBER 31 2008	2007
Assets		
Current Assets:		
Cash and equivalents	$ 742,950	$ 827,524
Trade receivables	2,426,124	2,915,546
Inventories	1,673,175	1,625,820
Deferred income taxes	194,995	189,093
Prepaid expenses and other current assets	367,700	464,143
Assets held for sale	518,774	143,529
Total current assets	5,923,718	6,165,655
Plant and Equipment:		
Land	217,024	226,208
Buildings and improvements	1,347,989	1,476,673
Machinery and equipment	3,369,771	3,852,241
Equipment leased to others	164,504	154,111
Construction in progress	94,207	109,267
	5,193,495	5,818,500
Accumulated depreciation	(3,224,859)	(3,624,490)
Net plant and equipment	1,968,636	2,194,010
Investments	465,894	507,567
Goodwill	4,504,285	4,387,165
Intangible Assets	1,773,970	1,296,176
Deferred Income Taxes	76,269	61,416
Other Assets	500,311	913,873
	$15,213,083	$15,525,862
Liabilities and Stockholders' Equity		
Current Liabilities:		
Short-term debt	$ 2,433,482	$ 410,512
Accounts payable	642,121	854,148
Accrued expenses	1,250,869	1,335,973
Cash dividends payable	154,726	148,427
Income taxes payable	193,631	205,381
Liabilities held for sale	200,752	5,844
Total current liabilities	4,875,581	2,960,285
Noncurrent Liabilities:		
Long-term debt	1,243,693	1,888,839
Deferred income taxes	114,556	260,658
Other	1,315,778	1,064,755
Total noncurrent liabilities	2,674,027	3,214,252
Stockholders' Equity:		
Common stock:		
Issued–531,789,730 shares in 2008 and 562,522,026 shares in 2007	5,318	5,625
Additional paid-in-capital	105,497	173,610
Income reinvested in the business	9,196,465	9,879,065
Common stock held in treasury	(1,390,594)	(1,757,761)
Accumulated other comprehensive income	(253,211)	1,050,786
Total stockholders' equity	7,663,475	9,351,325
	$15,213,083	$15,525,862

The Notes to Financial Statements are an integral part of these statements.

Statement of Cash Flows

Illinois Tool Works Inc. and Subsidiaries

IN THOUSANDS	FOR THE YEARS ENDED DECEMBER 31 2008	2007	2006
Cash Provided by (Used for) Operating Activities:			
Net income	$1,519,003	$1,869,862	$1,717,746
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	367,615	363,701	319,362
Amortization and impairment of goodwill and other intangible assets	324,292	161,043	124,544
Change in deferred income taxes	(95,857)	(5,522)	167,003
Provision for uncollectible accounts	15,806	5,998	8,727
Loss on sale of plant and equipment	3,708	743	1,149
Income from investments	(17,017)	(47,880)	(78,608)
(Gain) loss on sale of operations and affiliates	43,522	(34,807)	(16,795)
Stock compensation expense	41,686	30,471	34,781
Other non-cash items, net	2,270	(3,141)	510
Change in assets and liabilities:			
(Increase) decrease in–			
Trade receivables	247,239	(56,971)	(45,581)
Inventories	(104,789)	(4,543)	(60,204)
Prepaid expenses and other assets	(77,323)	(15,676)	(63,930)
Increase (decrease) in–			
Accounts payable	(188,973)	(37,823)	10,941
Accrued expenses and other liabilities	(14,548)	(2,301)	1,314
Income taxes receivable and payable	127,703	260,427	(55,261)
Other, net	28,547	716	330
Net cash provided by operating activities	2,222,884	2,484,297	2,066,028
Cash Provided by (Used for) Investing Activities:			
Acquisition of businesses (excluding cash and equivalents) and additional interest in affiliates	(1,546,982)	(812,757)	(1,378,708)
Additions to plant and equipment	(355,472)	(353,355)	(301,006)
Purchases of investments	(19,583)	(28,734)	(25,347)
Proceeds from investments	26,932	91,184	367,365
Proceeds from sale of plant and equipment	23,801	21,821	14,190
Proceeds from sale of operations and affiliates	106,053	160,457	40,303
Other, net	9,181	(2,664)	8,788
Net cash used for investing activities	(1,756,070)	(924,048)	(1,274,415)
Cash Provided by (Used for) Financing Activities:			
Cash dividends paid	(598,690)	(502,430)	(398,846)
Issuance of common stock	56,189	116,665	78,969
Repurchases of common stock	(1,390,594)	(1,757,761)	(446,876)
Net proceeds (repayments) of debt with original maturities of three months or less	1,509,977	(266,968)	194,896
Proceeds from debt with original maturities of more than three months	118,662	1,062,108	177
Repayments of debt with original maturities of more than three months	(161,423)	(17,754)	(16,632)
Excess tax benefits from share-based compensation	4,003	16,212	13,086
Repayment of preferred stock of subsidiary	–	(40,000)	–
Net cash used for financing activities	(461,876)	(1,389,928)	(575,226)
Effect of Exchange Rate Changes on Cash and Equivalents	(89,512)	66,996	3,403
Cash and Equivalents:			
Increase (decrease) during the year	(84,574)	237,317	219,790
Beginning of year	827,524	590,207	370,417
End of year	$ 742,950	$ 827,524	$ 590,207
Cash Paid During the Year for Interest	$ 155,188	$ 132,757	$ 75,026
Cash Paid During the Year for Income Taxes, Net of Refunds	$ 619,885	$ 448,102	$ 646,647
Liabilities Assumed from Acquisitions	$ 577,035	$ 465,303	$ 448,561

The Notes to Financial Statements are an integral part of this statement. See the Acquisitions note for information regarding non-cash transactions.

Notes to Financial Statements

The Notes to Financial Statements furnish additional information on items in the financial statements. The notes have been arranged in the same order as the related items appear in the statements.

Illinois Tool Works Inc. (the "Company" or "ITW") is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 875 operations in 54 countries. The Company primarily serves the construction, automotive, general industrial and food institutional/ restaurant markets.

Significant accounting principles and policies of the Company are in italics. Certain reclassifications of prior years' data have been made to conform to current year reporting.

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes to financial statements. Actual results could differ from those estimates. The significant estimates included in the preparation of the financial statements are related to inventories, trade receivables, plant and equipment, income taxes, goodwill and intangible assets, product liability matters, litigation, product warranties, pensions, other postretirement benefits, environmental matters and stock options.

Consolidation and Translation—The financial statements *include the Company and substantially all of its majority-owned subsidiaries. All significant intercompany transactions are eliminated from the financial statements. Substantially all of the Company's foreign subsidiaries outside North America have November 30 fiscal year-ends to facilitate inclusion of their financial statements in the December 31 consolidated financial statements.*

Foreign subsidiaries' assets and liabilities are translated to U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average rates for the period. Translation adjustments are reported as a component of accumulated other comprehensive income in stockholders' equity.

Discontinued Operations—The Company periodically reviews its 875 operations for businesses which may no longer be aligned with its long-term objectives. In August 2008, the Company's Board of Directors authorized the divestiture of the Decorative Surfaces segment and Click Commerce industrial software business which was previously reported in the All Other segment. The Company is actively marketing these businesses and expects to dispose of both businesses in 2009. These businesses have been classified as held for sale beginning in the third quarter of 2008.

Previously, in 2006, the Company divested a construction business. In 2007, the Company divested an automotive machinery business and a consumer packaging business. In the fourth quarter of 2007, the Company classified an automotive components business and a second consumer packaging business as held for sale. The consumer packaging business was sold in 2008. The Company is actively marketing the automotive components business and expects to dispose of it in the first half of 2009.

The consolidated statements of income and the notes to financial statements have been restated to present the operating results of the held for sale and previously divested businesses as discontinued operations for 2008, 2007 and 2006.

Results of the discontinued operations for the years ended December 31, 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006
Operating revenues	$1,348,540	$1,407,788	$1,270,707
Income (loss) before taxes	$ (11,457)	$ 215,169	$ 231,518
Income tax expense	(52,806)	(57,243)	(80,828)
Income (loss) from discontinued operations	$ (64,263)	$ 157,926	$ 150,690

Income (loss) before taxes in 2008 includes goodwill impairment charges of $132,563,000 related to the Click Commerce business and a loss on anticipated sale of $64,000,000 related to the Click Commerce business and the automotive components business held for sale.

Income (loss) before taxes also includes pre-tax gains on disposals of $19,942,000 in 2008, $33,168,000 in 2007 and $19,120,000 in 2006, related to the completed divestitures of two consumer packaging, a certain construction and a certain automotive machinery business.

As of December 31, 2008, the assets and liabilities of the Decorative Surfaces segment, Click Commerce business and a certain automotive components business were included in assets and liabilities held for sale. As of December 31, 2007, the Company had recorded the assets and liabilities of a certain consumer packaging business and a certain automotive business as held for sale. The total assets and liabilities held for sale as of December 31, 2008 and 2007 were as follows:

IN THOUSANDS	DECEMBER 31, 2008	DECEMBER 31, 2007
Accounts receivable	$ 162,564	$ 14,790
Inventory	103,891	9,566
Net plant and equipment	152,104	16,266
Net goodwill and intangibles	127,369	100,341
Other	36,846	2,566
Loss reserve on assets held for sale	(64,000)	–
Total assets held for sale	$ 518,774	$ 143,529
Accounts payable	$ 42,990	$ 3,903
Accrued liabilities	83,857	1,941
Other	73,905	–
Total liabilities held for sale	$ 200,752	$ 5,844

Acquisitions—*The Company accounts for acquisitions under the purchase method, in which assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. The operating results of the acquired companies are included in the Company's consolidated financial statements from the date of acquisition.* Acquisitions, individually and in the aggregate, did not materially affect the Company's results of operations or financial position. Summarized information related to acquisitions is as follows:

IN THOUSANDS EXCEPT NUMBER OF ACQUISITIONS	2008	2007	2006
Number of acquisitions	50	52	53
Net cash paid during the year	$1,546,982	$812,757	$1,378,708
Value of shares issued for acquisitions	$ –	$ –	$ 162,898

There were no significant non-cash transactions in 2008 and 2007. The Company's only significant non-cash transaction during 2006 related to the exchange of the Company's common stock as consideration for an acquisition.

The premium over tangible net assets recorded for acquisitions based on purchase price allocations during 2008, 2007 and 2006 were as follows:

	2008		2007		2006	
IN THOUSANDS EXCEPT FOR WEIGHTED-AVERAGE LIVES (YEARS)	WEIGHTED-AVERAGE LIFE	PREMIUM RECORDED	WEIGHTED-AVERAGE LIFE	PREMIUM RECORDED	WEIGHTED-AVERAGE LIFE	PREMIUM RECORDED
Goodwill		$ 684,505		$395,087		$ 798,489
Amortizable Intangible Assets:						
Customer lists and relationships	12.3	395,072	10.6	182,942	10.5	246,130
Patents and proprietary technology	12.7	103,458	8.7	64,033	9.1	75,131
Trademarks and brands	18.1	154,298	16.8	52,771	15.4	67,940
Software	4.4	2,249	6.1	10,606	6.3	80,687
Noncompete agreements	3.1	23,028	3.9	12,271	4.0	20,413
Other	1.2	11,703	1.1	6,391	1.3	8,407
Total Amortizable Intangible Assets	13.1	689,808	10.6	329,014	9.9	498,708
Indefinite-lived Intangible Assets:						
Trademarks and brands		40,386		28,426		4,190
Total Premium Recorded		$1,414,699		$752,527		$1,301,387

Of the total goodwill recorded for acquisitions, the Company expects goodwill of $81,293,000 in 2008, $105,843,000 in 2007, and $87,223,000 in 2006 will be tax deductible. The Company anticipates subsequent purchase accounting adjustments will change the initial amounts recorded for goodwill and intangible assets for certain 2008 acquisitions, primarily due to the completion of valuations.

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R requires an entity to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. SFAS 141R also requires that (1) acquisition-related costs be expensed as incurred; (2) restructuring costs generally be recognized as a post-acquisition expense; and (3) changes in deferred tax asset valuation allowances and income tax uncertainties after the measurement period impact income tax expense. The Company will adopt SFAS 141R on January 1, 2009 and does not anticipate SFAS 141R will materially affect the Company's results of operations and financial position.

Operating Revenues *are recognized when the risks and rewards of ownership are transferred to the customer,* which is generally at the time of product shipment. No single customer accounted for more than 5% of consolidated revenues in 2008, 2007 or 2006.

Research and Development Expenses *are recorded as expense in the year incurred.* These costs were $210,719,000 in 2008, $195,081,000 in 2007 and $143,377,000 in 2006.

Rental Expense was $153,518,000 in 2008, $138,484,000 in 2007 and $116,951,000 in 2006. Future minimum lease payments for the years ending December 31 are as follows:

IN THOUSANDS	
2009	$ 137,933
2010	101,408
2011	72,838
2012	49,601
2013	40,425
2014 and future years	77,528
	$ 479,733

Advertising Expenses *are recorded as expense in the year incurred.* These costs were $88,664,000 in 2008, $86,845,000 in 2007 and $71,711,000 in 2006.

Other Income (Expense) consisted of the following:

IN THOUSANDS	2008	2007	2006
Interest income	$ 29,089	$ 19,416	$ 30,102
Investment income	17,017	47,880	78,608
Losses on foreign currency transactions	(752)	(11,767)	(9,105)
German transfer tax settlement	(44,002)	–	–
Other, net	4,250	2,258	(8,549)
	$ 5,602	$ 57,787	$ 91,056

Income Taxes—*The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are determined based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities given the provisions of the enacted tax laws.* The components of the provision for income taxes were as shown below:

IN THOUSANDS	2008	2007	2006
U.S. federal income taxes:			
Current	$301,491	$386,559	$307,298
Deferred	(17,353)	59,831	123,436
Benefit of net operating loss and foreign tax credits carryforwards	–	(2,212)	(24,755)
	$284,138	$444,178	$405,979
Foreign income taxes:			
Current	$289,822	$229,401	$258,299
Deferred	(11,854)	(4,858)	6,026
Benefit of net operating loss carryforwards	(1,532)	(22,128)	(58,273)
	$276,436	$202,415	$206,052
State income taxes:			
Current	$ 75,460	$ 42,082	$ 39,659
Deferred	(27,934)	4,088	(5,018)
	$ 47,526	$ 46,170	$ 34,641
	$608,100	$692,763	$646,672

Income from continuing operations before income taxes for domestic and foreign operations was as follows:

IN THOUSANDS	2008	2007	2006
Domestic	$1,087,509	$1,513,144	$1,325,845
Foreign	1,103,857	891,555	887,883
	$2,191,366	$2,404,699	$2,213,728

The reconciliation between the U.S. federal statutory tax rate and the effective tax rate was as follows:

	2008	2007	2006
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	1.5	1.3	1.0
Differences between U.S. federal statutory and foreign tax rates	(3.3)	(1.8)	(1.2)
Nontaxable foreign interest income	(3.3)	(2.8)	(2.6)
Tax effect of foreign dividends	0.2	0.3	0.2
Tax relief for U.S. manufacturers	(1.0)	(0.9)	(0.5)
Other, net	(1.4)	(2.3)	(2.7)
Effective tax rate	27.7%	28.8%	29.2%

Deferred U.S. federal income taxes and foreign withholding taxes have not been provided on the remaining undistributed earnings of certain international subsidiaries of approximately $4,500,000,000 and $4,000,000,000 as of December 31, 2008 and 2007, respectively, as these earnings are considered permanently invested. Upon repatriation of these earnings to the United States in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. The actual U.S. tax cost would depend on income tax laws and circumstances at the time of distribution. Determination of the related tax liability is not practicable because of the complexities associated with the hypothetical calculation.

The components of deferred income tax assets and liabilities at December 31, 2008 and 2007 were as follows:

	2008		2007	
IN THOUSANDS	ASSET	LIABILITY	ASSET	LIABILITY
Goodwill and intangible assets	$ 209,810	$ (748,440)	$ 157,520	$ (532,052)
Inventory reserves, capitalized tax cost and LIFO inventory	55,105	(19,567)	53,268	(17,208)
Investments	13,940	(118,047)	18,204	(233,839)
Plant and equipment	30,215	(84,364)	22,580	(88,092)
Accrued expenses and reserves	111,420	–	121,760	–
Employee benefit accruals	302,376	–	282,431	–
Foreign tax credit carryforwards	94,653	–	102,818	–
Net operating loss carryforwards	358,592	–	357,285	–
Capital loss carryforwards	52,625	–	74,586	–
Allowances for uncollectible accounts	17,200	–	14,812	–
Pension (assets) liabilities	147,007	–	–	(99,554)
Other	101,496	(33,259)	102,988	(29,386)
Gross deferred income tax assets (liabilities)	1,494,439	(1,003,677)	1,308,252	(1,000,131)
Valuation allowances	(334,054)	–	(318,270)	–
Total deferred income tax assets (liabilities)	$1,160,385	$(1,003,677)	$ 989,982	$(1,000,131)

Valuation allowances are established when it is estimated that it is more likely than not that the tax benefit of the deferred tax asset will not be realized. The valuation allowances recorded at December 31, 2008 and 2007 relate primarily to certain net operating loss carryforwards and capital loss carryforwards.

At December 31, 2008, the Company had net operating loss carryforwards available to offset future taxable income in the United States and certain foreign jurisdictions, which expire as follows:

IN THOUSANDS	GROSS NET OPERATING LOSS CARRYFORWARDS
2009	$ 7,353
2010	6,249
2011	5,677
2012	8,532
2013	16,297
2014	1,193
2015	2,430
2016	5,295
2017	1,319
2018	32,922
2019	13,964
2020	69,723
2021	74,074
2022	22,314
2023	20,455
2024	17,338
2025	9,354
2026	54
2027	1,605
2028	1,418
Do not expire	811,258
	$1,128,824

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken and expected to be taken in tax returns and provides guidance related to uncertain tax positions on derecognition, classification, and interest and penalties. As a result of the implementation of FIN 48, the Company did not recognize any change in its liability for unrecognized tax benefits.

The changes in the amount of unrecognized tax benefits during 2008 and 2007 were as follows:

IN THOUSANDS	2008	2007
Beginning balance	$ 773,000	$ 688,000
Additions based on tax positions related to the current year	67,000	55,000
Additions for tax positions of prior years	107,000	116,000
Reductions for tax positions of prior years	(66,000)	(86,000)
Settlements	–	(26,000)
Foreign currency translation	(81,000)	26,000
Ending balance	$ 800,000	$ 773,000

Included in the balance at December 31, 2008, are approximately $450,000,000 of tax positions that, if recognized, would impact the Company's effective tax rate.

As part of the Australia audit for 2003, the Australian Tax Office is reviewing an intercompany financing transaction between the U.S. and Australia. In the U.S., the Internal Revenue Service has completed its audits for the years 2001-2005 and has proposed several adjustments which the Company is protesting, the most significant of which is related to leveraged leases. The Company has recorded its best estimate of the exposure for these two audits; however, it is reasonably possible that the Company will resolve the Australian financing and leveraged lease issues within the next 12 months and that the amount of the Company's unrecognized tax benefits may decrease by a range of approximately $197 million up to $295 million.

The Company files numerous consolidated and separate tax returns in the United States Federal jurisdiction and in many state and foreign jurisdictions. The following table summarizes the open tax years for the Company's major jurisdictions:

JURISDICTION	OPEN TAX YEARS
United States – Federal	2001-2008
United Kingdom	2000-2008
Germany	2002-2008
France	2000-2008
Australia	2003-2008

The Company recognizes interest and penalties related to income tax matters in income tax expense. There were no significant accruals for interest and penalties recorded as of December 31, 2008.

Income from Continuing Operations Per Share *is computed by dividing income from continuing operations by the weighted-average number of shares outstanding for the period. Income from continuing operations per diluted share is computed by dividing income from continuing operations by the weighted-average number of shares assuming dilution for stock options and restricted stock.* Dilutive shares reflect the potential additional shares that would be outstanding if the dilutive stock options outstanding were exercised and the unvested restricted stock vested during the period. The computation of income from continuing operations per share was as follows:

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2008	2007	2006
Income from continuing operations	$1,583,266	$1,711,936	$1,567,056
Income from continuing operations per share–Basic:			
Weighted-average common shares	518,609	551,549	565,632
Income from continuing operations per share–Basic	$3.05	$3.10	$2.77
Income from continuing operations per share–Diluted:			
Weighted-average common shares	518,609	551,549	565,632
Effect of dilutive stock options and restricted stock	2,604	4,481	4,260
Weighted-average common shares assuming dilution	521,213	556,030	569,892
Income from continuing operations per share–Diluted	$3.04	$3.08	$2.75

Options that were considered antidilutive were not included in the computation of diluted income from continuing operations per share. The antidilutive options outstanding as of December 31, 2008, 2007 and 2006 were 11,729,898, 3,658,862 and 8,172,240, respectively.

Cash and Equivalents included interest-bearing instruments of $339,901,000 at December 31, 2008 and $367,824,000 at December 31, 2007. *Interest-bearing instruments have maturities of 90 days or less and are stated at cost, which approximates market.*

Trade Receivables were net of allowances for uncollectible accounts. The changes in the allowances for uncollectible accounts during 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006
Beginning balance	$ (74,816)	$ (61,649)	$ (51,178)
Provision charged to expense	(15,806)	(5,998)	(8,727)
Write-offs, net of recoveries	11,247	10,156	10,465
Acquisitions and divestitures	(9,898)	(12,886)	(8,658)
Foreign currency translation	9,037	(4,929)	(3,452)
Transfer to assets held for sale	7,883	381	–
Other	2,185	109	(99)
Ending balance	$ (70,168)	$ (74,816)	$ (61,649)

Inventories at December 31, 2008 and 2007 were as follows:

IN THOUSANDS	2008	2007
Raw material	$ 570,204	$ 516,914
Work-in-process	163,225	182,990
Finished goods	939,746	925,916
	$1,673,175	$1,625,820

Inventories are stated at the lower of cost or market and include material, labor and factory overhead. The last-in, first-out ("LIFO") method is used to determine the cost of the inventories of approximately half of the U.S. operations. Inventories priced at LIFO were 23% and 27% of total inventories as of December 31, 2008 and 2007, respectively. *The first-in, first-out ("FIFO") method, which approximates current cost, is used for all other inventories.* If the FIFO method was used for all inventories, total inventories would have been approximately $133,896,000 and $124,019,000 higher than reported at December 31, 2008 and 2007, respectively.

Prepaid Expenses and Other Current Assets as of December 31, 2008 and 2007 were as follows:

IN THOUSANDS	2008	2007
Income tax refunds receivable	$ 142,168	$ 236,735
Value-added-tax receivables	44,223	52,834
Insurance	28,970	30,229
Other	152,339	144,345
	$ 367,700	$ 464,143

Plant and Equipment *are stated at cost less accumulated depreciation. Renewals and improvements that increase the useful life of plant and equipment are capitalized. Maintenance and repairs are charged to expense as incurred.*

Depreciation was $351,338,000 in 2008, $333,275,000 in 2007 and $291,464,000 in 2006, and was reflected primarily in cost of revenues. Discontinued operations depreciation was $16,277,000 in 2008, $30,426,000 in 2007 and $27,898,000 in 2006 and was reflected in income (loss) from discontinued operations. *Depreciation of plant and equipment for financial reporting purposes is computed on an accelerated basis for U.S. businesses and on a straight-line basis for a majority of the international businesses.*

The range of useful lives used to depreciate plant and equipment is as follows:

Buildings and improvements	10–50 years
Machinery and equipment	3–20 years
Equipment leased to others	Term of lease

Investments as of December 31, 2008 and 2007 consisted of the following:

IN THOUSANDS	2008	2007
Leases of equipment	$ 265,278	$ 278,549
Affordable housing limited partnerships	79,161	97,022
Venture capital limited partnership	69,053	81,462
Properties held for sale	28,876	28,608
Property developments	23,526	21,926
	$ 465,894	$ 507,567

Leases of Equipment

The components of the investment in leases of equipment at December 31, 2008 and 2007 were as shown below:

IN THOUSANDS	2008	2007
Leveraged, direct financing and sales-type leases:		
Gross lease contracts receivable, net of nonrecourse debt service	$ 145,842	$ 146,109
Estimated residual value of leased assets	247,512	248,119
Unearned income	(139,020)	(127,589)
	254,334	266,639
Equipment under operating leases	10,944	11,910
	$ 265,278	$ 278,549

Deferred tax liabilities related to leveraged and direct financing leases were $110,079,000 and $226,549,000 at December 31, 2008 and 2007, respectively.

The investment in leases of equipment at December 31, 2008 and 2007 relates to the following types of equipment:

IN THOUSANDS	2008	2007
Telecommunications	$ 168,252	$ 174,212
Air traffic control	58,997	64,540
Aircraft	37,603	39,296
Manufacturing	426	501
	$ 265,278	$ 278,549

In 2003, the Company entered into a leveraged lease transaction related to air traffic control equipment in Australia with a cash investment of $48,763,000. In 2002, the Company entered into leveraged leasing transactions related to mobile telecommunications equipment with two major European telecommunications companies with a cash investment of $144,676,000. Under the terms of the telecommunications and air traffic control lease transactions, the lessees have made upfront payments to third-party financial institutions that are acting as payment undertakers. These payment undertakers are obligated to make the required scheduled payments directly to the nonrecourse debt holders and to the lessors, including the Company. In the event of default by the lessees, the Company has the right to recover its net investment from the payment undertakers. In addition, the lessees are required to purchase residual value insurance from a creditworthy third party at a date near the end of the lease term.

The expense from leveraged, direct financing and sales-type leases was $10,158,000 in 2008. The income from leveraged, direct financing and sales-type leases was $8,280,000 and $2,567,000 for the years ended December 31, 2007 and 2006, respectively. *Unearned income related to leveraged leases is recognized as lease income over the life of the lease based on the effective yield of the lease. The Company adjusts recognition of lease income on its leveraged leases when there is a change in the assumptions affecting total income or the timing of cash flows associated with the lease. The residual values of leased assets are estimated at the inception of the lease based on market appraisals and reviewed for impairment at least annually.*

On January 1, 2007, the Company adopted FASB staff position No. FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction ("FSP 13-2"). FSP 13-2 addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. Upon adoption of FSP 13-2, the Company recorded an after-tax charge to equity of $22,559,000, resulting from a change in the timing of expected cash flows related to income tax benefits of the Company's leveraged lease transactions.

Other Investments

The Company has entered into several affordable housing limited partnerships primarily to receive tax benefits in the form of tax credits and tax deductions from operating losses. *These affordable housing investments are accounted for using the effective yield method, in which the investment is amortized to income tax expense as the tax benefits are received. The tax credits are credited to income tax expense as they are allocated to the Company.*

The Company entered into a venture capital limited partnership in 2001 that invests primarily in late-stage venture capital opportunities. The Company has a 25% limited partnership interest and accounts for this investment using the equity method, *whereby the Company recognizes its proportionate share of the partnership's income or loss. The partnership's financial statements are prepared on a mark-to-market basis.*

The Company has invested in property developments with a residential construction developer through partnerships in which the Company has a 50% interest. *These partnership investments are accounted for using the equity method, whereby the Company recognizes its proportionate share of the partnerships' income or loss.*

The Company neither bears the majority of the risk of loss nor enjoys the majority of any residual returns relative to the property development investments and affordable housing investments, therefore it does not consolidate those entities. The Company's maximum exposure to loss related to the property development investments and affordable housing investments is $31,151,000 and $79,161,000, respectively, as of December 31, 2008.

Cash Flows

Cash flows related to investments during 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006
Cash used to purchase investments:			
Affordable housing limited partnerships	$(16,078)	$(16,789)	$ (17,814)
Venture capital limited partnership	(1,566)	(8,252)	(1,926)
Property developments	(1,739)	(3,414)	(4,885)
Other	(200)	(279)	(722)
	$(19,583)	$(28,734)	$ (25,347)
Cash proceeds from investments:			
Venture capital limited partnership	$ 12,723	$ 44,792	$ 25,085
Leases of equipment	5,746	7,085	4,467
Properties held for sale	4,933	5,149	1,698
Affordable housing limited partnerships	2,552	–	–
Property developments	972	2,506	2,073
Prepaid forward contract	–	31,629	–
Mortgage investments	–	–	333,976
Other	6	23	66
	$ 26,932	$ 91,184	$ 367,365

Goodwill and Intangible Assets—Goodwill represents the excess cost over fair value of the net assets of purchased businesses. *The Company does not amortize goodwill and intangible assets that have indefinite lives. In the first quarter of each year, the Company performs an annual impairment assessment of goodwill and intangible assets with indefinite lives based on the fair value of the related reporting unit or intangible asset.*

When performing its annual impairment assessment, the Company compares the fair value of each of its 60 reporting units to its carrying value. Fair values are determined primarily by discounting estimated future cash flows at an estimated cost of capital of 10%. Estimated future cash flows are based either on current operating cash flows or on a detailed cash flow forecast prepared by the relevant reporting unit. When the discounted cash flow method is not solely representative of fair value, the Company may also employ additional valuation techniques, such as market comparables. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded for the difference between the implied fair value and carrying value of the reporting unit's goodwill.

Amortization and impairment of goodwill and other intangible assets for the years ended December 31, 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006
Goodwill:			
Impairment	$ 137	$ 988	$ 14,793
Intangible Assets:			
Amortization	183,873	144,842	103,498
Impairment	1,438	1,166	2,985
	$185,448	$146,996	$121,276

Income (loss) from discontinued operations included goodwill impairment charges of $132,563,000 in 2008 and amortization of $6,281,000 in 2008, $14,047,000 in 2007 and $3,268,000 in 2006.

The Company performed its annual impairment testing of its goodwill and intangible assets, which resulted in immaterial impairment charges for continuing operations in 2008 and 2007. In 2006, the Company recorded goodwill impairment charges of $14,793,000, which were primarily related to a U.S. building components joist business, a Canadian stretch packaging equipment business, a European food equipment business, a U.S. thermal transfer ribbon business and an Asian construction business, and resulted from lower estimated future cash flows than previously expected. Also in 2006, intangible asset impairments of $2,985,000 were recorded to reduce to the estimated fair value the carrying value of trademarks, patents and customer-related intangible assets primarily related to a U.S. welding components business in the Power Systems & Electronics segment and a U.S. contamination control business in the All Other segment.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2008 and 2007 were as follows:

IN THOUSANDS	INDUSTRIAL PACKAGING	POWER SYSTEMS & ELECTRONICS	TRANSPORTATION	FOOD EQUIPMENT	CONSTRUCTION PRODUCTS	DECORATIVE SURFACES	POLYMERS & FLUIDS	ALL OTHER	TOTAL
Balance, December 31, 2006	$654,790	$361,515	$417,040	$88,778	$499,791	$12,008	$441,730	$1,549,401	$4,025,053
2007 Activity:									
Acquisitions & divestitures	14,992	14,804	44,055	75,609	26,818	2,311	84,348	17,008	279,945
Impairment charges	–	–	(107)	–	(308)	–	(573)	–	(988)
Foreign currency translation	41,662	11,604	22,629	9,979	28,065	1,459	17,419	50,253	183,070
Transfer to assets held for sale	–	–	–	–	–	–	–	(99,915)	(99,915)
Balance, December 31, 2007	711,444	387,923	483,617	174,366	554,366	15,778	542,924	1,516,747	4,387,165
2008 Activity:									
Acquisitions & divestitures	32,699	27,256	138,162	39,693	10,332	–	302,739	202,568	753,449
Impairment charges	–	–	–	–	–	–	–	(132,700)	(132,700)
Foreign currency translation	(72,698)	(22,134)	(47,667)	(21,004)	(60,228)	(1,135)	(84,490)	(103,222)	(412,578)
Transfer to assets held for sale	–	–	–	–	–	(14,643)	–	(76,408)	(91,051)
Intersegment goodwill transfers	–	–	(23,083)	–	–	–	23,083	–	–
Balance, December 31, 2008	$671,445	$393,045	$551,029	$193,055	$504,470	$ –	$784,256	$1,406,985	$4,504,285

Intangible assets as of December 31, 2008 and 2007 were as follows:

IN THOUSANDS	2008 COST	2008 ACCUMULATED AMORTIZATION	2008 NET	2007 COST	2007 ACCUMULATED AMORTIZATION	2007 NET
Amortizable Intangible Assets:						
Customer lists and relationships	$1,012,487	$ (200,116)	$ 812,371	$ 676,672	$ (127,681)	$ 548,991
Patents and proprietary technology	403,058	(137,748)	265,310	323,830	(106,777)	217,053
Trademarks and brands	400,945	(60,210)	340,735	247,452	(42,606)	204,846
Software	184,688	(115,747)	68,941	204,952	(96,753)	108,199
Noncompete agreements	142,194	(96,362)	45,832	122,651	(85,966)	36,685
Other	118,036	(78,371)	39,665	76,856	(70,256)	6,600
Total Amortizable Intangible Assets	2,261,408	(688,554)	1,572,854	1,652,413	(530,039)	1,122,374
Indefinite-lived Intangible Assets:						
Trademarks and brands	201,116	–	201,116	173,802	–	173,802
Total Intangible Assets	$2,462,524	$ (688,554)	$1,773,970	$1,826,215	$ (530,039)	$1,296,176

Amortizable intangible assets are being amortized primarily on a straight-line basis over their estimated useful lives of 3 to 20 years.

The estimated amortization expense of intangible assets for the future years ending December 31 is as follows:

IN THOUSANDS	
2009	$197,300
2010	186,200
2011	175,300
2012	164,600
2013	146,900

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value and provides guidance for measuring fair value and the necessary disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued a FASB Staff Position ("FSP") on SFAS 157 that permits a one year delay of the effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis. The partial adoption of this statement did not have a material impact on the Company's financial position or results of operations. The Company will adopt the remaining provisions of SFAS 157 on January 1, 2009 and is currently evaluating this statement to determine its effect, if any, on the Company's results of operations and financial position.

Other Assets as of December 31, 2008 and 2007 consisted of the following:

IN THOUSANDS	2008	2007
Cash surrender value of life insurance policies	$ 313,028	$ 331,524
Customer tooling	56,331	57,787
Noncurrent receivables	39,867	35,182
Prepaid pension assets	9,909	404,791
Other	81,176	84,589
	$ 500,311	$ 913,873

Retirement Plans and Postretirement Benefits—The Company has both funded and unfunded defined benefit pension plans. The U.S. primary plan covers a substantial portion of its U.S. employees and provides benefits based on years of service and final average salary. Beginning January 1, 2007, the U.S. primary defined benefit plan was closed to new participants. Newly hired employees and employees from acquired businesses that are not participating in this plan are eligible for additional Company contributions under the existing defined contribution retirement plan.

The Company also has other postretirement benefit plans covering the majority of its U.S. employees. The primary postretirement health care plan is contributory with the participants' contributions adjusted annually. The postretirement life insurance plans are noncontributory.

The Company has various defined benefit pension plans in foreign countries, predominantly the United Kingdom, Germany, Canada and Australia.

On December 31, 2006, the Company adopted SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans–an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). This statement requires employers to recognize the overfunded or underfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and previously unrecognized changes in that funded status through accumulated other comprehensive income. The Company recorded an after-tax charge to accumulated other comprehensive income of $180,037,000 in 2006 to recognize the funded status of its benefit plans.

On January 1, 2008, the Company adopted the measurement date provisions of SFAS 158, which required the Company to change its measurement date to correspond with the Company's fiscal year end. The Company previously used a September 30 measurement date. As allowed under SFAS 158, the Company elected to remeasure its plan assets and benefit obligation as of the beginning of the fiscal year. Upon adoption, the Company recorded an after-tax charge of $12,788,000 to beginning retained earnings and an after-tax gain to accumulated other comprehensive income of $3,573,000 related to the three months ended December 31, 2007.

Summarized information regarding the Company's significant defined benefit pension and postretirement health care and life insurance benefit plans related to both continuing and discontinued operations was as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS		
IN THOUSANDS	2008	2007	2006	2008	2007	2006
Components of net periodic benefit cost:						
Service cost	$110,381	$115,009	$107,335	$ 14,340	$ 14,957	$ 16,747
Interest cost	119,436	106,670	97,044	32,615	32,133	32,330
Expected return on plan assets	(167,391)	(156,058)	(137,866)	(15,391)	(11,594)	(7,982)
Amortization of actuarial (gain) loss	2,543	20,146	25,036	(914)	1,989	21,126
Amortization of prior service (income) cost	(2,420)	(2,382)	(2,170)	6,261	6,261	6,269
Amortization of transition amount	92	15	64	–	–	–
Settlement/curtailment (income) loss	13,226	5,766	2,624	(1,929)	–	–
Net periodic benefit cost	$ 75,867	$ 89,166	$ 92,067	$ 34,982	$ 43,746	$ 68,490

Amounts were included in the statement of income as follows:

	PENSION			OTHER POSTRETIREMENT BENEFITS		
IN THOUSANDS	2008	2007	2006	2008	2007	2006
Income from continuing operations	$ 56,846	$ 82,399	$ 84,695	$ 30,390	$ 38,077	$ 59,785
Income (loss) from discontinued operations	19,021	6,767	7,372	4,592	5,669	8,705
Total	$ 75,867	$ 89,166	$ 92,067	$ 34,982	$ 43,746	$ 68,490

IN THOUSANDS	PENSION 2008	PENSION 2007	OTHER POSTRETIREMENT BENEFITS 2008	OTHER POSTRETIREMENT BENEFITS 2007
Change in benefit obligation as of December 31, 2008 and September 30, 2007:				
Benefit obligation at beginning of period	$2,077,660	$2,027,636	$ 514,146	$ 557,344
Service cost	110,381	115,009	14,340	14,957
Interest cost	119,436	106,670	32,615	32,133
Plan participants' contributions	7,307	7,875	14,945	16,039
Amendments	949	(67)	–	–
Actuarial gain	(123,608)	(85,300)	(37,259)	(60,824)
Acquisitions	20,601	16,314	–	–
Benefits paid	(148,868)	(162,475)	(54,947)	(45,380)
Medicare subsidy received	–	–	3,342	3,486
Liabilities from other plans	6,026	4,776	8,119	–
Adoption of SFAS 158 measurement date provision	(16,118)	–	(10,392)	–
Settlement/curtailment loss (gain)	12,256	(301)	1,110	(3,609)
Foreign currency translation	(153,360)	47,523	–	–
Benefit obligation at end of period	$1,912,662	$2,077,660	$ 486,019	$ 514,146
Change in plan assets as of December 31, 2008 and September 30, 2007:				
Fair value of plan assets at beginning of period	$2,261,930	$1,986,416	$ 194,449	$ 149,240
Actual return on plan assets	(597,295)	261,140	(57,620)	16,340
Company contributions	41,627	132,870	78,532	58,210
Plan participants' contributions	7,307	7,875	14,945	16,039
Acquisitions	19,893	–	–	–
Benefits paid	(148,868)	(162,475)	(54,947)	(45,380)
Assets from other plans	4,222	–	–	–
Adoption of SFAS 158 measurement date provision	(26,492)	–	19,094	–
Foreign currency translation	(139,846)	36,104	–	–
Fair value of plan assets at end of period	$1,422,478	$2,261,930	$ 194,453	$ 194,449
Funded status	$ (490,184)	$ 184,270	$ (291,566)	$ (319,697)
Contributions after measurement date	–	3,443	–	29,731
Other immaterial plans	(17,385)	(16,028)	(4,545)	(7,994)
Net asset (liability) at end of year	$ (507,569)	$ 171,685	$ (296,111)	$ (297,960)
The amounts recognized in the statement of financial position as of December 31 consisted of:				
Other assets	$ 9,909	$ 404,791	$ –	$ –
Accrued expenses	(18,209)	(16,299)	(10,287)	(11,411)
Liabilities held for sale	(25,123)	–	(439)	–
Other noncurrent liabilities	(474,146)	(216,807)	(285,385)	(286,549)
Net asset (liability) at end of year	$ (507,569)	$ 171,685	$ (296,111)	$ (297,960)
The pre-tax amounts recognized in accumulated other comprehensive income consisted of:				
Net loss (gain)	$ 706,520	$ 66,576	$ (5,598)	$ (42,512)
Prior service cost	5,353	1,166	24,160	32,527
Net transition obligation	2,474	2,352	–	–
	$ 714,347	$ 70,094	$ 18,562	$ (9,985)
Accumulated benefit obligation for all significant defined benefit pension plans	$1,672,185	$1,798,993		
Plans with accumulated benefit obligation in excess of plan assets as of December 31, 2008 and September 30, 2007:				
Projected benefit obligation	$1,521,757	$ 251,569		
Accumulated benefit obligation	$1,354,777	$ 230,736		
Fair value of plan assets	$1,035,360	$ 38,920		

Assumptions

The weighted-average assumptions used in the valuations of pension and other postretirement benefits were as follows:

	Pension			Other Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Assumptions used to determine benefit obligations at December 31, 2008 and September 30, 2007 and 2006:						
Discount rate	6.59%	6.02%	5.50%	6.50%	6.50%	5.95%
Rate of compensation increases	4.19	4.35	4.26	–	–	–
Assumptions used to determine net cost for years ended December 31:						
Discount rate	6.18%	5.50%	5.30%	6.75%	5.95%	5.50%
Expected return on plan assets	8.32	8.35	8.33	7.00	7.00	7.00
Rate of compensation increases	4.35	4.26	4.20	–	–	–

The expected long-term rate of return for pension plans was developed using historical returns while factoring in current market conditions such as inflation, interest rates and equity performance. The expected long-term rate of return for the primary postretirement health care plan was developed from similar factors as the pension plans, less factors for insurance costs and mortality charges.

Assumed health care cost trend rates have an effect on the amounts reported for the postretirement health care benefit plans. The assumed health care cost trend rates used to determine the postretirement benefit obligation at December 31, 2008 and September 30, 2007 and 2006 were as follows:

	2008	2007	2006
Health care cost trend rate assumed for the next year	8.71%	10.40%	11.00%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2016	2014	2014

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

In thousands	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components for 2008	$ 1,460	$ (1,643)
Effect on postretirement benefit obligation at December 31, 2008	$ 17,392	$ (16,962)

Plan Assets

The target asset allocation and weighted-average asset allocations for the Company's significant pension plans at December 31, 2008 and September 30, 2007 were as follows:

		Percentage of Plan Assets	
Asset Category	Target Allocation	December 31, 2008	September 30, 2007
Equity securities	60 – 75%	59%	67%
Debt securities	20 – 35	33	28
Real estate	0 – 1	2	1
Other	0 – 10	6	4
		100%	100%

The Company's overall investment strategy for the assets in the pension funds is to achieve a balance between the goals of growing plan assets and keeping risk at a reasonable level over a long-term investment horizon. In order to reduce unnecessary risk, the pension funds are diversified across several asset classes, securities and investment managers with a focus on total return. Additionally, the Company does not use derivatives for the purpose of speculation, leverage, circumventing investment guidelines or taking risks that are inconsistent with specified guidelines.

The assets in the Company's primary postretirement health care plan are invested in life insurance policies. The Company's overall investment strategy for the assets in the postretirement health care fund is to invest in assets that provide a reasonable rate of return while preserving capital and are exempt from U.S. federal income taxes.

Cash Flows

The Company generally funds its pension plans to the extent such contributions are tax deductible. The Company expects to contribute $37,800,000 to its pension plans and $37,700,000 to its other postretirement benefit plans in 2009. The Company has not determined the amount, if any, of voluntary contributions to its U.S. primary pension plan.

The Company's portion of the benefit payments that are expected to be paid during the years ending December 31 is as follows:

IN THOUSANDS	PENSION BENEFITS	OTHER POSTRETIREMENT BENEFITS
2009	$ 177,852	$ 37,723
2010	181,103	39,591
2011	186,951	41,687
2012	191,569	42,964
2013	198,708	42,092
Years 2014-2018	1,032,033	233,582

In addition to the above pension benefits, the Company sponsors defined contribution retirement plans covering the majority of its U.S. employees. The Company's expense for these plans was $66,700,000 in 2008, $60,100,000 in 2007 and $44,698,000 in 2006.

Short-Term Debt as of December 31, 2008 and 2007 consisted of the following:

IN THOUSANDS	2008	2007
Bank overdrafts	$ 53,592	$ 37,992
Commercial paper	1,820,423	200,977
Current maturities of long-term debt	509,432	158,590
Other borrowings	50,035	12,953
	$2,433,482	$ 410,512

Commercial paper is issued at a discount and generally matures 30 to 90 days from the date of issuance. The weighted-average interest rate on commercial paper was 1.4% at December 31, 2008 and 4.1% at December 31, 2007.

The weighted-average interest rate on other borrowings was 1.7% at December 31, 2008 and 2.2% at December 31, 2007.

In June 2008, the Company entered into a $1,500,000,000 Line of Credit Agreement with a termination date of June 12, 2009. In October 2008, the Company amended the Line of Credit Agreement in order to increase the line of credit to $2,500,000,000. No amounts were outstanding under this facility at December 31, 2008.

As of December 31, 2008, the Company has unused capacity of approximately $325,000,000 under international debt facilities.

Accrued Expenses as of December 31, 2008 and 2007 consisted of accruals for:

IN THOUSANDS	2008	2007
Compensation and employee benefits	$ 452,798	$ 515,069
Deferred revenue and customer deposits	215,226	220,412
Rebates	111,553	141,195
Warranties	54,540	71,210
Current portion of pension and other postretirement benefit obligations	28,496	27,710
Current portion of affordable housing capital obligations	14,742	14,040
Other	373,514	346,337
	$1,250,869	$1,335,973

The Company accrues for product warranties based on historical experience. The changes in accrued warranties during 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006
Beginning balance	$71,210	$70,119	$70,882
Charges	(50,657)	(51,443)	(51,300)
Provision charged to expense	45,276	47,636	45,418
Acquisitions and divestitures	4,430	2,848	3,176
Foreign currency translation	(4,298)	2,050	1,943
Transfer to liabilities held for sale	(11,421)	–	–
Ending balance	$54,540	$71,210	$70,119

Long-Term Debt at December 31, 2008 and 2007 consisted of the following:

IN THOUSANDS	2008	2007
6.875% notes due November 15, 2008	$ –	$ 149,984
5.75% notes due March 1, 2009	501,812	499,604
6.55% preferred debt securities due December 31, 2011	249,857	249,815
5.25% Euro notes due October 1, 2014	951,545	1,095,895
4.88% senior notes due thru December 31, 2020	33,346	38,819
Other borrowings	16,565	13,312
	1,753,125	2,047,429
Current maturities	(509,432)	(158,590)
	$1,243,693	$1,888,839

In 1998, the Company issued $150,000,000 of 6.875% notes at 99.228% of face value. The estimated market price of the notes exceeded the carrying value by approximately $3,136,000 at December 31, 2007. The balance outstanding at December 31, 2007 was repaid at maturity in November 2008.

In 1999, the Company issued $500,000,000 of 5.75% redeemable notes at 99.281% of face value. The effective interest rate of the notes is 5.8%. The estimated market price of the notes exceeded the carrying value by approximately $1,738,000 at December 31, 2008 and $9,746,000 at December 31, 2007. In December 2002, the Company entered into an interest rate swap with a notional value of $100,000,000 to hedge a portion of the fixed-rate debt. Under the terms of the swap, the Company receives interest at a fixed rate of 5.75% and pays interest at a variable rate of LIBOR plus 1.96%. The variable interest rate under the swap was 4.16% at December 31, 2008 and 7.08% at December 31, 2007. The maturity date of the interest rate swap is March 1, 2009. The carrying value of the 5.75% notes has been adjusted to reflect the fair value of the interest rate swap.

In 2002, a subsidiary of the Company issued $250,000,000 of 6.55% preferred debt securities at 99.849% of face value. The effective interest rate of the preferred debt securities is 6.7%. The estimated fair value of the securities exceeded the carrying value by approximately $19,741,000 at December 31, 2008 and $12,325,000 at December 31, 2007.

In 2005, the Company issued $53,735,000 of 4.88% senior notes at 100% of face value. The estimated fair value of the notes was below the carrying value by approximately $1,791,000 at December 31, 2008 and exceeded the carrying value by approximately $443,000 at December 31, 2007.

In 2007, the Company, through its wholly-owned subsidiary ITW Finance Europe S.A., issued €750,000,000 of 5.25% Euro notes due October 1, 2014, at 99.874% of face value. The effective interest rate of the notes is 5.27%. The estimated fair value of the notes was below the carrying value by approximately $95,190,000 at December 31, 2008 and exceeded the carrying value by approximately $23,410,000 at December 31, 2007.

In 2007, the Company entered into a $500,000,000 revolving credit facility with a termination date of June 15, 2012. No amounts were outstanding under this facility at December 31, 2008.

The Company's debt agreements' financial covenants limit total debt, including guarantees, to 50% of total capitalization. The Company's total debt, including guarantees, was 33% of total capitalization as of December 31, 2008, which was in compliance with these covenants.

Other debt outstanding at December 31, 2008, bears interest at rates ranging from 0.3% to 13.9%, with maturities through the year 2029.

Scheduled maturities of long-term debt for the years ending December 31 are as follows:

IN THOUSANDS	
2010	$ 9,786
2011	256,590
2012	5,765
2013	5,155
2014 and future years	966,397
	$1,243,693

In connection with forming joint ventures, the Company has provided debt guarantees of $24,000,000 at December 31, 2008. The Company has recorded liabilities related to these guarantees of $17,000,000 at December 31, 2008.

At December 31, 2008, the Company had open stand-by letters of credit of $198,000,000, substantially all of which expire in 2009.

Other Noncurrent Liabilities at December 31, 2008 and 2007 consisted of the following:

IN THOUSANDS	2008	2007
Pension benefit obligation	$ 474,146	$ 216,807
Postretirement benefit obligation	285,385	286,549
Noncurrent tax reserves	193,560	182,601
Affordable housing capital obligations	16,505	30,483
Other	346,182	348,315
	$1,315,778	$1,064,755

Commitments and Contingencies—The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those involving environmental, product liability (including toxic tort) and general liability claims. *The Company accrues for such liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.* Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and its experience in contesting, litigating and settling other similar matters. The Company believes resolution of these matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position, liquidity or future operations.

Among the toxic tort cases in which the Company is a defendant, the Company as well as its subsidiaries Hobart Brothers Company and Miller Electric Mfg. Co., have been named, along with numerous other defendants, in lawsuits alleging injury from exposure to welding consumables. The plaintiffs in these suits claim unspecified damages for injuries resulting from the plaintiffs' alleged exposure to asbestos, manganese and/or toxic fumes in connection with the welding process. Based upon the Company's experience in defending these claims, the Company believes that the resolution of these proceedings will not have a material adverse effect on the Company's financial position, liquidity or future operations. The Company has not recorded any significant reserves related to these cases.

In January 2009, the Company reached an agreement with German tax authorities to settle liabilities for transfer taxes related to legal entity reorganizations for $44,000,000. A $44,000,000 reserve had been recorded for this matter as of December 31, 2008.

Preferred Stock, without par value, of which 300,000 shares are authorized, is issuable in series. The Board of Directors is authorized to fix by resolution the designation and characteristics of each series of preferred stock. The Company has no present commitment to issue its preferred stock.

Common Stock, with a par value of $.01, **Additional Paid-In-Capital** and **Common Stock Held in Treasury** transactions during 2008, 2007 and 2006 are shown below. On May 5, 2006, the stockholders approved an amendment to the Restated Certificate of Incorporation changing the number of authorized shares of common stock from 350,000,000 shares to 700,000,000 shares in order to effect a two-for-one split of the Company's common stock, with a distribution date of May 25, 2006, at a rate of one additional share for each common share held by stockholders of record on May 18, 2006.

	COMMON STOCK		ADDITIONAL PAID-IN-CAPITAL	COMMON STOCK HELD IN TREASURY	
IN THOUSANDS EXCEPT SHARES	SHARES	AMOUNT	AMOUNT	SHARES	AMOUNT
Balance, December 31, 2005	312,043,289	$3,120	$1,082,611	(31,229,721)	$(2,773,176)
During 2006–					
Adjustment to reflect May 2006 stock split	312,043,289	3,151	(3,151)	(31,229,721)	–
Shares issued for stock options	3,096,786	19	85,033	–	–
Shares surrendered on exercise of stock options and vesting of restricted stock	(125,568)	–	(6,082)	–	–
Stock compensation expense	–	–	34,781	–	–
Tax benefits related to stock options and restricted stock	–	–	13,086	–	–
Restricted stock forfeitures	(10,610)	–	–	–	–
Tax benefits related to defined contribution plans	–	–	8,944	–	–
Shares issued for acquisitions	3,853,556	19	163,365	(11,011)	(486)
Repurchases of common stock	–	–	–	(9,680,731)	(446,876)
Balance, December 31, 2006	630,900,742	6,309	1,378,587	(72,151,184)	(3,220,538)
During 2007–					
Retirement of treasury shares	(72,151,184)	(721)	(1,378,587)	72,151,184	3,220,538
Shares issued for stock options	3,768,417	37	116,736	–	–
Shares surrendered on exercise of stock options	(1,950)	–	(108)	–	–
Shares issued for stock compensation	6,001	–	310	–	–
Stock compensation expense	–	–	30,471	–	–
Tax benefits related to stock options	–	–	16,212	–	–
Tax benefits related to defined contribution plans	–	–	9,989	–	–
Repurchases of common stock	–	–	–	(32,425,297)	(1,757,761)
Balance, December 31, 2007	562,522,026	5,625	173,610	(32,425,297)	(1,757,761)
During 2008–					
Retirement of treasury shares	(32,425,297)	(324)	(173,610)	32,425,297	1,757,761
Shares issued for stock options	1,669,780	17	54,972	–	–
Shares issued for stock compensation	23,221	–	1,201	–	–
Stock compensation expense	–	–	41,686	–	–
Tax benefits related to stock options	–	–	4,844	–	–
Tax benefits related to defined contribution plans	–	–	2,794	–	–
Repurchases of common stock	–	–	–	(32,674,759)	(1,390,594)
Balance, December 31, 2008	531,789,730	$5,318	$105,497	(32,674,759)	$(1,390,594)
Authorized, December 31, 2008	700,000,000				

On August 20, 2007, the Company's Board of Directors authorized a stock repurchase program, which provides for the buyback of up to $3,000,000,000 of the Company's common stock over an open-ended period of time. Through December 31, 2008, the Company had repurchased 39,780,787 shares of its common stock for $1,778,942,000 at an average price of $44.72 per share.

On August 4, 2006, the Company's Board of Directors authorized a stock repurchase program, which provided for the buyback of up to 35,000,000 shares. This program was completed in November 2007.

Cash Dividends declared were $1.18 per share in 2008, $0.98 per share in 2007 and $0.75 per share in 2006. Cash dividends paid were $1.15 per share in 2008, $0.91 per share in 2007 and $0.705 per share in 2006.

Accumulated Other Comprehensive Income—Comprehensive income is defined as the changes in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by stockholders and distributions to stockholders. The changes in accumulated other comprehensive income during 2008, 2007 and 2006 were as follows:

IN THOUSANDS	2008	2007	2006
Beginning balance	$ 1,050,786	$ 446,639	$ 122,012
Foreign currency translation adjustments	(874,952)	424,037	495,697
Minimum pension liability, net of tax of $5,683	–	–	8,967
Adjustment to initially apply SFAS 158, net of tax of $(3,954) in 2008 and $133,713 in 2006	3,573	–	(180,037)
Pension and other postretirement benefits actuarial gains (losses) net of tax of $249,724 in 2008 and $89,207 in 2007	(433,430)	167,146	–
Amortization of unrecognized pension and other postretirement benefits costs, net of tax of $(3,034) in 2008 and $15,562 in 2007	2,532	10,467	–
Pension and other postretirement benefits settlements, curtailments and other, net of tax of $1,019 in 2008 and $3,586 in 2007	(1,720)	2,497	–
Ending balance	$ (253,211)	$ 1,050,786	$ 446,639

As of December 31, 2008 and 2007, the ending balance of accumulated comprehensive income consisted of cumulative translation adjustment income of $196,217,000 and $1,071,169,000, respectively, and unrecognized pension and other postretirement benefits costs of $449,428,000 and $20,383,000, respectively. The estimated unrecognized benefit cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2009 is $6,813,000 for pension and $6,679,000 for other postretirement benefits.

Stock-Based Compensation—Stock options and restricted stock units have been issued to officers and other management employees under ITW's 2006 Stock Incentive Plan (the "Plan"), which is an amendment and restatement of ITW's 1996 Stock Incentive Plan. The stock options generally vest over a four-year period and have a maturity of ten years from the issuance date. Restricted stock units are valued using the closing market price on the date of grant and generally vest after a three-year period. To cover the exercise of vested options and non-restricted Common Stock awards, the Company generally issues new shares from its authorized but unissued share pool. At December 31, 2008, 63,305,328 shares of ITW common stock were reserved for issuance under the Plan. Option exercise prices are equal to the common stock fair market value on the date of grant. The Company records compensation expense for the fair value of stock awards over the remaining service periods of those awards.

The following summarizes the Company's stock-based compensation expense:

IN THOUSANDS	2008	2007	2006
Pre-tax compensation expense	$ 40,874	$ 30,020	$ 34,278
Tax benefit	(12,262)	(8,518)	(10,111)
Total stock-based compensation recorded as expense, net of tax	$ 28,612	$ 21,502	$ 24,167

Discontinued operations pre-tax stock-based compensation was $812,000 in 2008, $451,000 in 2007 and $503,000 in 2006 and was reflected in income (loss) from discontinued operations.

The following summarizes stock option activity under the Plan as of December 31, 2008, and changes during the year then ended:

OPTIONS	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
Under option, January 1, 2008	20,635,795	$39.70		
Granted	3,995,750	48.51		
Exercised	(1,669,780)	32.93		
Cancelled or expired	(253,025)	47.57		
Under option, December 31, 2008	22,708,740	41.66	5.75 years	$36,642,625
Exercisable, December 31, 2008	15,392,513	38.20	4.42 years	$36,642,625

As of February 13, 2009, the Compensation Committee of the Board of Directors approved an annual equity award consisting of stock options, restricted stock units ("RSUs") and qualifying restricted stock units ("QRSUs"). The form of RSU provides for full "cliff" vesting three years from the date of grant. The form of QRSU provides for full "cliff" vesting after three years if the Compensation Committee certifies that the performance goals set with respect to the QRSU are met. Upon vesting, the holder will receive one share of common stock of the Company for each vested RSU or QRSU. Stock options were granted on 2,172,271 shares at an exercise price of $35.12 per share. Additionally, 1,107,616 RSUs and QRSUs were issued at the grant date share price of $35.12. The Company uses a binomial option pricing model to estimate the fair value of the options granted. The following summarizes the assumptions used in the models:

	2009	2008	2007
Risk-free interest rate	0.6-3.3%	1.9-3.9%	4.7-5.1%
Weighted-average volatility	33.0%	27.0%	22.0%
Dividend yield	2.34%	1.96%	1.65%
Expected years until exercise	7.3-7.7	7.3-7.9	6.7-7.0

Lattice-based option valuation models, such as the binomial option pricing model, incorporate ranges of assumptions for inputs. The risk-free rate of interest for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility is based on implied volatility from traded options on the Company's stock and historical volatility of the Company's stock. The Company uses historical data to estimate option exercise timing and employee termination rates within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The ranges presented result from separate groups of employees assumed to exhibit different behavior.

The weighted-average grant-date fair value of options granted during 2009, 2008, 2007 and 2006 was $10.24, $13.32, $14.37 and $11.87 per share, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006, was $23,502,000, $86,253,000 and $63,255,000, respectively. Exercise of options during the years ended December 31, 2008, 2007 and 2006, resulted in cash receipts of $54,988,000, $116,665,000 and $78,969,000, respectively. As of December 31, 2008 there was $69,083,000 of total unrecognized compensation cost related to non-vested equity awards. That cost is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of options vested during the years ended December 31, 2008, 2007 and 2006 was $30,185,000, $20,841,000 and $35,505,000, respectively.

Segment Information–The Company has approximately 875 operations in 54 countries. These 875 businesses are internally reported as 60 operating segments to senior management. The Company's 60 operating segments have been aggregated into the following seven external reportable segments: Industrial Packaging; Power Systems & Electronics; Transportation; Construction Products; Food Equipment; Polymers & Fluids; and All Other.

Industrial Packaging–Steel, plastic and paper products used for bundling, shipping and protecting goods in transit.

Power Systems & Electronics–Equipment and consumables associated with specialty power conversion, metallurgy and electronics.

Transportation–Transportation-related components, fasteners, fluids and polymers, as well as truck remanufacturing and related parts and service.

Food Equipment–Commercial food equipment and related service.

Construction Products–Tools, fasteners and other products for construction applications.

Polymers & Fluids–Adhesives, sealants, lubrication and cutting fluids, and hygiene products.

All Other–All other operating segments.

Segment information for 2008, 2007 and 2006 was as follows:

IN THOUSANDS	2008	2007	2006
Operating revenues:			
Industrial Packaging	$ 2,591,091	$ 2,400,832	$ 2,164,822
Power Systems & Electronics	2,356,853	2,245,514	1,847,926
Transportation	2,347,744	2,215,497	1,961,502
Food Equipment	2,133,186	1,930,281	1,520,990
Construction Products	1,990,683	2,064,477	1,897,690
Polymers & Fluids	1,255,914	943,767	706,474
All Other	3,248,127	3,117,364	2,744,253
Intersegment revenues	(54,244)	(46,656)	(59,315)
	$15,869,354	$14,871,076	$12,784,342
Operating income:			
Industrial Packaging	$ 275,624	$ 298,766	$ 274,707
Power Systems & Electronics	461,442	449,200	406,405
Transportation	277,632	373,448	335,787
Food Equipment	317,873	300,713	274,784
Construction Products	238,143	283,061	256,934
Polymers & Fluids	178,889	155,783	120,045
All Other	588,633	587,917	539,373
	$ 2,338,236	$ 2,448,888	$ 2,208,035
Depreciation and amortization and impairment of goodwill and intangible assets:			
Industrial Packaging	$ 65,048	$ 62,308	$ 57,868
Power Systems & Electronics	55,584	48,604	37,984
Transportation	101,303	87,406	72,986
Food Equipment	41,493	34,166	25,578
Construction Products	80,367	79,636	80,433
Polymers & Fluids	52,348	35,914	22,190
All Other	140,643	132,237	115,701
	$ 536,786	$ 480,271	$ 412,740
Plant and equipment additions:			
Industrial Packaging	$ 34,047	$ 59,206	$ 28,129
Power Systems & Electronics	44,372	38,101	29,639
Transportation	83,100	76,952	71,049
Food Equipment	49,430	33,733	22,585
Construction Products	35,767	40,141	50,167
Decorative Surfaces	11,276	20,621	19,533
Polymers & Fluids	22,258	13,553	9,331
All Other	75,222	71,048	70,573
	$ 355,472	$ 353,355	$ 301,006
Identifiable assets:			
Industrial Packaging	$ 1,809,493	$ 1,865,356	$ 1,695,389
Power Systems & Electronics	1,331,356	1,279,390	1,189,321
Transportation	1,924,711	1,739,696	1,552,934
Food Equipment	1,080,487	1,084,595	693,903
Construction Products	1,357,493	1,584,253	1,473,591
Decorative Surfaces	–	503,295	384,826
Polymers & Fluids	1,307,718	1,125,652	923,469
All Other	3,199,224	3,259,077	3,374,556
Corporate	2,683,826	2,941,019	2,592,450
Assets held for sale	518,775	143,529	–
	$15,213,083	$15,525,862	$13,880,439

Identifiable assets by segment are those assets that are specifically used in that segment. Corporate assets are principally cash and equivalents, investments and other general corporate assets.

Enterprise-wide information for 2008, 2007 and 2006 was as follows:

IN THOUSANDS	2008	2007	2006
Operating Revenues by Geographic Region:			
United States	$ 6,517,442	$ 6,528,416	$ 6,244,358
Europe	5,423,020	4,867,424	3,728,400
Asia	1,583,173	1,364,321	1,014,790
Other North America	944,936	936,417	852,512
Australia/New Zealand	764,744	722,192	596,521
Other	636,039	452,306	347,761
	$15,869,354	$14,871,076	$12,784,342

Operating revenues by geographic region are based on the customers' location.

The Company has thousands of product lines within its 875 businesses, therefore providing operating revenues by product line is not practicable.

Total noncurrent assets excluding deferred tax assets and financial instruments were $8,800,000,000 and $8,842,000,000 at December 31, 2008 and 2007, respectively. Of these amounts, approximately 52% and 53% was attributed to U.S. operations for 2008 and 2007, respectively. The remaining amounts were attributed to the Company's foreign operations, with no single country accounting for a significant portion.

Quarterly and Common Stock Data (Unaudited)

Quarterly Financial Data

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	THREE MONTHS ENDED MARCH 31 2008	MARCH 31 2007	JUNE 30 2008	JUNE 30 2007	SEPTEMBER 30 2008	SEPTEMBER 30 2007	DECEMBER 31 2008	DECEMBER 31 2007
Operating revenues	$3,823,278	$3,420,745	$4,219,925	$3,797,496	$4,147,757	$3,744,402	$3,678,394	$3,908,433
Cost of revenues	2,465,943	2,201,143	2,694,930	2,423,219	2,699,268	2,389,520	2,412,454	2,518,959
Operating income	579,381	539,560	705,779	641,059	638,963	649,557	414,113	618,712
Income from continuing operations	369,861	358,576	496,806	445,731	443,289	464,101	273,310	443,528
Income (loss) from discontinued operations	(66,240)	43,859	31,284	59,875	10,229	26,987	(39,536)	27,205
Net income	303,621	402,435	528,090	505,606	453,518	491,088	233,774	470,733
Income per share from continuing operations:								
Basic	0.70	0.64	0.95	0.80	0.86	0.84	0.54	0.82
Diluted	0.70	0.64	0.95	0.79	0.85	0.84	0.54	0.82
Net income per share:								
Basic	.58	.72	1.01	.91	.88	.89	.46	.87
Diluted	.57	.71	1.01	.90	.87	.89	.46	.87

Prior quarterly periods have been restated to reflect discontinued operations.

Common Stock Price and Dividend Data—The common stock of Illinois Tool Works Inc. was listed on the New York Stock Exchange and Chicago Stock Exchange for 2008 and 2007. Quarterly market price and dividend data for 2008 and 2007 were as shown below:

	MARKET PRICE PER SHARE HIGH	MARKET PRICE PER SHARE LOW	DIVIDENDS DECLARED PER SHARE
2008:			
Fourth quarter	$43.90	$28.50	$ .31
Third quarter	51.00	41.95	.31
Second quarter	55.59	46.22	.28
First quarter	53.98	45.02	.28
2007:			
Fourth quarter	$60.00	$51.41	$ .28
Third quarter	60.00	50.58	.28
Second quarter	56.70	50.51	.21
First quarter	53.65	45.60	.21

The approximate number of holders of record of common stock as of January 30, 2009 was 10,856. This number does not include beneficial owners of the Company's securities held in the name of nominees.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*


$200
150
100
50
0
12/03
12/04
12/05
12/06
12/07
12/08
S&P Industrial Machinery
S&P Industrial Conglomerates
S&P 500
Illinois Tool Works Inc.

*$100 invested on 12/31/03 in stock or index funds, including reinvestment of dividends. Fiscal year ending December 31.

Eleven-Year Financial Summary

DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2008	2007	2006
Income:			
Operating revenues	$ 15,869,354	14,871,076	12,784,342
Operating income	$ 2,338,236	2,448,888	2,208,035
Income from continuing operations before income taxes	$ 2,191,366	2,404,699	2,213,728
Income taxes	$ 608,100	692,763	646,672
Income from continuing operations	$ 1,583,266	1,711,936	1,567,056
Income (loss) from discontinued operations (net of tax)	$ (64,263)	157,926	150,690
Cumulative effect of changes in accounting principles (net of tax)	$ –	–	–
Net income	$ 1,519,003	1,869,862	1,717,746
Net income per common share – assuming dilution:			
Income from continuing operations	$ 3.04	3.08	2.75
Income (loss) from discontinued operations	$ (0.12)	0.28	0.26
Cumulative effect of changes in accounting principle	$ –	–	–
Net income	$ 2.91	3.36	3.01
Financial Position:			
Net working capital	$ 1,048,137	3,205,370	2,569,821
Net plant and equipment	$ 1,968,636	2,194,010	2,053,457
Total assets	$ 15,213,083	15,525,862	13,880,439
Long-term debt	$ 1,243,693	1,888,839	955,610
Total debt	$ 3,677,175	2,299,351	1,418,331
Total Invested capital	$ 10,597,700	10,823,152	9,845,632
Stockholders' equity	$ 7,663,475	9,351,325	9,017,508
Cash Flow:			
Free operating cash flow	$ 1,867,412	2,130,942	1,765,022
Cash dividends paid	$ 598,690	502,430	398,846
Dividends paid per share (excluding Premark)	$ 1.15	0.910	0.705
Dividends declared per share (excluding Premark)	$ 1.18	0.980	0.750
Plant and equipment additions	$ 355,472	353,355	301,006
Depreciation	$ 367,615	363,701	319,362
Amortization and impairment of goodwill and other intangible assets	$ 324,292	161,043	124,544
Financial Ratios:			
Operating income margin	% 14.7	16.5	17.3
Return on operating revenues	% 10.0	11.5	12.3
Return on average stockholders' equity	% 18.6	18.6	18.9
Return on average invested capital	% 15.0	16.9	17.1
Book value per share	$ 15.35	17.64	16.14
Total debt to total capitalization	% 32.4	19.7	13.6
Other Data:			
Market price per share at year-end	$ 35.05	53.54	46.19
Shares outstanding at December 31	499,114	530,097	558,750
Weighted average shares outstanding	518,609	551,549	565,632
Research and development expenses	$ 210,719	195,081	143,377
Employees at December 31	65,000	60,000	55,000
Number of business units	875	825	750
Number of acquisitions	50	52	53
Cash paid for acquisitions	$ 1,546,982	812,757	1,378,708

Note: Certain reclassifications of prior years' data have been made to conform with current year reporting, including discontinued operations.

DIVIDENDS DECLARED PER SHARE (IN DOLLARS)


$1.20
1.00
0.8
0.6
0.4
0.2
0
98 99 00 01 02 03 04 05 06 07 08

MARKET PRICE AT YEAR-END (IN DOLLARS)


$60
50
40
30
20
10
0
98 99 00 01 02 03 04 05 06 07 08

OPERATING INCOME MARGIN (IN PERCENT)


20%
15
10
5
0
98 99 00 01 02 03 04 05 06 07 08

INCOME FROM CONTINUING OPERATIONS PER DILUTED SHARE (IN DOLLARS)


$4
3
2
1
0
98 99 00 01 02 03 04 05 06 07 08

2005	2004	2003	2002	2001	2000	1999	1998
11,600,603	10,402,027	8,787,238	8,228,509	8,051,572	8,203,516	7,630,001	6,783,876
1,940,733	1,775,502	1,369,996	1,283,510	1,081,521	1,307,184	1,157,346	1,090,019
1,983,046	1,851,713	1,433,345	1,313,422	1,092,353	1,316,280	1,201,231	1,139,213
613,763	606,534	482,339	456,046	377,565	463,059	453,638	417,737
1,369,283	1,245,179	951,006	857,376	714,788	853,221	747,593	721,476
125,586	94,427	89,208	77,107	90,871	104,758	93,519	88,270
–	–	–	(221,891)	–	–	–	–
1,494,869	1,338,694	1,023,680	712,592	805,659	957,980	841,112	809,747
2.38	2.04	1.54	1.39	1.17	1.40	1.23	1.18
0.22	0.15	0.14	0.13	0.15	0.17	0.15	0.14
–	–	–	(0.36)	–	–	–	–
2.60	2.20	1.66	1.16	1.32	1.57	1.38	1.33
2,110,874	2,471,227	3,294,299	2,276,401	1,587,332	1,511,451	1,227,570	1,176,163
1,807,109	1,876,875	1,728,638	1,631,249	1,633,690	1,629,883	1,529,455	1,386,455
11,445,643	11,351,934	11,193,321	10,623,101	9,822,349	9,514,847	8,978,329	8,133,424
958,321	921,098	920,360	1,460,381	1,267,141	1,549,038	1,360,746	1,208,046
1,211,220	1,124,621	976,454	1,581,985	1,580,588	1,974,827	1,914,401	1,636,065
8,387,698	8,084,841	7,166,257	7,173,369	7,339,102	7,224,518	6,496,871	5,769,911
7,546,895	7,627,610	7,874,286	6,649,071	6,040,738	5,400,987	4,815,423	4,243,372
1,558,441	1,254,237	1,110,429	1,017,332	1,094,464	809,617	701,386	571,662
335,092	304,581	285,399	272,319	249,141	223,009	183,587	150,934
0.585	0.500	0.465	0.445	0.410	0.370	0.315	0.255
0.610	0.520	0.470	0.450	0.420	0.380	0.330	0.270
293,102	282,560	258,312	271,424	256,562	305,954	317,069	296,530
299,232	294,162	282,277	277,819	281,723	272,660	250,119	226,868
83,842	59,121	24,276	27,933	104,585	118,905	71,540	47,646
16.7	17.1	15.6	15.6	13.4	15.9	15.2	16.1
11.8	12.0	10.8	10.4	8.9	10.4	9.8	10.6
18.0	16.1	13.1	13.5	12.5	16.7	16.5	18.4
16.2	15.7	12.7	11.5	9.7	12.4	11.7	13.4
13.44	13.05	12.76	10.84	9.91	8.93	8.01	7.07
13.8	12.8	11.0	19.2	20.7	26.8	28.4	27.8
44.00	46.34	41.96	32.43	33.86	29.78	33.78	29.00
561,627	584,457	617,273	613,166	609,853	604,897	601,137	600,184
571,058	604,752	614,138	612,313	608,224	603,147	600,316	599,824
124,442	119,366	102,792	96,118	95,799	95,964	86,986	75,271
50,000	49,000	47,500	48,700	52,000	55,300	52,800	48,500
700	650	622	603	614	592	488	412
22	24	28	21	29	45	32	36
626,922	587,783	203,726	188,234	556,199	798,838	805,664	921,629

RETURN ON AVERAGE STOCKHOLDERS' EQUITY (IN PERCENT)


25%
20
15
10
5
0
98 99 00 01 02 03 04 05 06 07 08

RETURN ON AVERAGE INVESTED CAPITAL (IN PERCENT)


20%
15
10
5
0
98 99 00 01 02 03 04 05 06 07 08

FREE OPERATING CASH FLOW (IN MILLIONS OF DOLLARS)


$2500
2000
1500
1000
500
0
98 99 00 01 02 03 04 05 06 07 08

TOTAL DEBT TO TOTAL CAPITALIZATION (IN PERCENT)


35%
30
25
20
15
10
5
0
98 99 00 01 02 03 04 05 06 07 08

Corporate Executives & Directors

Corporate Executives

DAVID B. SPEER
Chairman & Chief Executive Officer
30 Years of Service

THOMAS J. HANSEN
Vice Chairman
28 Years of Service

E. SCOTT SANTI
Vice Chairman
26 Years of Service

ROBERT E. BRUNNER
Executive Vice President
28 Years of Service

RUSSELL M. FLAUM
Executive Vice President
33 Years of Service

PHILIP M. GRESH, JR.
Executive Vice President
19 Years of Service

CRAIG A. HINDMAN
Executive Vice President
32 Years of Service

ROLAND M. MARTEL
Executive Vice President
15 Years of Service

STEVEN L. MARTINDALE
Executive Vice President
6 Years of Service

DAVID C. PARRY
Executive Vice President
14 Years of Service

JUAN VALLS
Executive Vice President
19 Years of Service

JANE L. WARNER
Executive Vice President
3 Years of Service

SHARON M. BRADY
Senior Vice President, Human Resources
3 Years of Service

RONALD D. KROPP
Senior Vice President &
Chief Financial Officer
15 Years of Service

ALLAN C. SUTHERLAND
Senior Vice President, Taxes & Investments
15 Years of Service

JAMES H. WOOTEN, JR.
Senior Vice President, General Counsel
& Secretary
21 Years of Service

JOHN L. BROOKLIER
Vice President, Investor Relations
17 Years of Service

MARK W. CROLL
Vice President, Patents & Technology
15 Years of Service

DR. LEI Z. SCHLITZ
Vice President, Research & Development
1 Year of Service

Directors

WILLIAM F. ALDINGER
Retired Chairman and Chief Executive Officer
Capmark Financial Group Inc.
Director since 1998

MARVIN D. BRAILSFORD
Retired Vice President
Kaiser-Hill Company LLC
Director since 1996

SUSAN CROWN
Vice President
Henry Crown and Company
Director since 1994

DON H. DAVIS, JR.
Retired Chairman of the Board
Rockwell Automation Inc.
Director since 2000

ROBERT C. MCCORMACK
Advisory Director
Trident Capital, Inc.
Director since 1993, previously 1978–1987

ROBERT S. MORRISON
Retired Vice Chairman
PepsiCo, Inc.
Director since 2003

JIM SKINNER
Vice Chairman and Chief Executive Officer
McDonald's Corporation
Director since 2005

HAROLD B. SMITH
Retired Officer
Illinois Tool Works Inc.
Director since 1968

DAVID B. SPEER
Chairman & Chief Executive Officer
Illinois Tool Works Inc.
Director since 2005

PAMELA B. STROBEL
Retired Executive Vice President
and Chief Administrative Officer
Exelon Corporation
Director since 2008

Corporate Information

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services LLC
250 Royall Street
Canton, MA 02021

AUDITORS
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606

COMMON STOCK
ITW common stock is listed on the New York Stock Exchange.
Symbol—ITW

ANNUAL MEETING
Friday, May 8, 2009, 3:00 p.m.
The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603

STOCK AND DIVIDEND ACTION
The Company's dividend guideline provides for the dividend payout rate to be in a range of 25 to 35 percent of the Company's trailing two years' average income from continuing operations. Effective with the October 14, 2008 payment, the quarterly cash dividend on ITW common stock was increased to 31 cents per share. This enhanced dividend represents an estimated payout of 34 percent of the trailing two years' average income from continuing operations. ITW's annual dividend payment has increased 45 consecutive years, except during a period of government controls in 1971.

DIVIDEND REINVESTMENT PLAN
The ITW Common Stock Dividend Reinvestment Plan enables registered shareholders to reinvest the ITW dividends they receive in additional shares of common stock of the Company at no additional cost. Participation in the plan is voluntary, and shareholders may join or withdraw at any time. The plan also allows for additional voluntary cash investments in any amount from $100 to $10,000 per month. For a brochure and full details of the program, please direct inquiries to:

COMPUTERSHARE TRUST COMPANY
Dividend Reinvestment Service
250 Royall Street
Canton, MA 02021
888.829.7424

SHAREHOLDER INFORMATION
Questions regarding stock ownership, dividend payments or change of address should be directed to the Company's transfer agent, Computershare Investor Services LLC.

For additional assistance regarding stock holdings, please contact:
Kathleen Nuzzi
Shareholder Relations
847.657.4929

Security analysts and investment professionals should contact:
John L. Brooklier
Vice President of Investor Relations
847.657.4104

MEDIA INQUIRIES
Please contact:
Alison Donnelly
Corporate Communications Manager
847.657.4565

CORPORATE GOVERNANCE
On May 28, 2008, the Company's Chairman & Chief Executive Officer certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by the Company of the NYSE corporate governance listing standards. The Company has provided certifications by the Chairman & Chief Executive Officer and the Senior Vice President & Chief Financial Officer regarding the quality of the Company's public disclosure, as required by Section 302 of the Sarbanes-Oxley Act, on Exhibit 31 in its Annual Report on Form 10-K.

TRADEMARKS
Certain trademarks in this publication are owned or licensed by Illinois Tool Works Inc. or its wholly owned subsidiaries.

HI-CONE RECYCLING
ITW Hi-Cone, manufacturer of recyclable multi-pack ring carriers, offers assistance to schools, offices and communities interested in establishing carrier collection programs.

For more information, please contact:

ITW HI-CONE
1140 West Bryn Mawr Avenue
Itasca, IL 60143
630.438.5300
www.hi-cone.com

Outside the United States, contact:

ITW HI-CONE (ITW LIMITED)
Abbey House
1650 Arlington Business Park
Theale
RG7 4SA Berkshire, United Kingdom
44.1189.298082

ITW HI-CONE (ITW AUSTRALIA)
2–4 Eskay Road, South Oakleigh
Victoria 3167, Australia
61.3.9579.5111

ITW HI-CONE (ITW ESPAÑA)
Polg. Ind. Congost P-5, Naves 7-8-9,
08530 La Garriga, Barcelona, Spain
34.93.860.5020

SIGNODE PLASTIC STRAP RECYCLING AND PET BOTTLE COLLECTION PROGRAMS
Some of Signode's plastic strapping is made from post-consumer strapping and PET beverage bottles. The Company has collection programs for both these materials. For more information about post-consumer strapping recycling and post-consumer PET bottles (large volume only), please contact:

ITW SIGNODE
7080 Industrial Road
Florence, KY 41042
859.342.6400

INTERNET HOME PAGE
www.itw.com

DESIGN
Smith Design Co.
Evanston, Illinois

PRINCIPAL PHOTOGRAPHY
Alec Huff

Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026